14008172

International Finance Corporation
WORLD BANK GROUP

Management's Discussion and Analysis and Consolidated Financial Statements June 30, 2014

INTERNATIONAL FINANCE CORPORATION

Management's Discussion and Analysis

June 30, 2014

Contents

I. EXECUTIVE SUMMARY

International Finance Corporation (IFC or the Corporation) is the largest global development institution focused on the private sector in developing countries. Established in 1956, IFC is owned by 184 member countries, a group that collectively determines its policies. IFC is a member of the World Bank Group (WBG)[1] but is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. At the 2013 Spring Meetings, the WBG adopted two ambitious goals: to end extreme poverty by 2030, and to boost shared prosperity for the poorest 40 percent in developing countries. At the Annual Meetings in October 2013, the Board of Governors approved the first strategy for the WBG focused on delivery of transformational solutions, marshaling combined resources more effectively, and accelerating collaboration with the private sector and our development partners.

IFC's strategic focus areas are:

- Strengthening the focus on frontier markets
- Addressing climate change and ensuring environmental and social sustainability
- Addressing constraints to private sector growth in infrastructure, health, education, and the food-supply chain
- Developing local financial markets
- Building long-term client relationships in emerging markets

IFC helps developing countries achieve sustainable growth by financing private sector investment, mobilizing capital in international financial markets, and providing advisory services to businesses and governments. IFC's principal investment products are loans and equity investments, with smaller debt securities and guarantee portfolios. IFC also plays an active and direct role in mobilizing additional funding from other investors and lenders through a variety of means. Such means principally comprise: loan participations, parallel loans, sales of loans, the non-IFC portion of structured finance transactions which meet core mobilization criteria, the non-IFC portion of commitments in IFC's initiatives, and the non-IFC investment portion of commitments in funds managed by IFC's wholly owned subsidiary, IFC Asset Management Company LLC (AMC), (collectively Core Mobilization). Unlike most other development institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from capital (or net worth).

IFC's capital base and its assets and liabilities, other than its equity investments, are primarily denominated in US dollars. During the year ended June 30, 2014 (FY14), a growing portion of IFCs debt issuance was denominated in currencies other than USD. IFC seeks to minimize foreign exchange and interest rate risks arising from its loans and liquid assets by closely matching the currency and rate bases of its assets in various currencies with liabilities having the same characteristics. IFC generally manages non-equity investment related and certain lending related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.The Management's Discussion and Analysis contains forward looking statements which may be identified by such terms as "anticipates," "believes," "expects," "intends," "plans" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC's control. Consequently, actual future results could differ materially from those currently anticipated.

BASIS OF PREPARATION OF IFC'S CONSOLIDATED FINANCIAL STATEMENTS

The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States (US GAAP). IFC's accounting policies are discussed in more detail in Section VI, Critical Accounting Policies, and in Note A to IFC's Consolidated Financial Statements as of and for the year ended June 30, 2014 (FY14 Consolidated Financial Statements).

IFC uses Income Available for Designation Purposes (Allocable Income) as a basis for using its net income for Grants to IDA, for Advisory Services and other purposes.

FINANCIAL PERFORMANCE SUMMARY

From year to year, IFC's income is affected by a number of factors that can result in volatile financial performance. Factors impacting IFC's income are detailed more fully in Section VII, Results of Operations.

IFC reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA of $1,782 million in FY14, as compared to $909 million in the year ended June 30, 2013 (FY13) and $2,013 million in the year ended June 30, 2012 (FY12).

Allocable Income was $1,614 million, 52% higher than in FY13 ($1,060 million).

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[1] The other institutions of the World Bank Group are the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guaranty Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

The increase in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA in FY14 when compared to FY13 and in FY13 when compared to FY12 was principally as a result of the following (US$ millions):

		Increase (decrease) FY14 vs FY13
Higher gains on equity investments and associated derivatives, net	$	336
Lower other-than-temporary impairments on equity investments and debt securities		206
Lower provisions for losses on loans, guarantees and other receivables		155
Higher income from liquid asset trading activities		99
Other, net		77
Overall change	**$**	**873**

		Increase (decrease) FY13 vs FY12
Lower gains on equity investments and associated derivatives, net	$	(1,033)
Higher provisions for losses on loans, guarantees and other receivables		(126)
Lower foreign currency transaction gains and losses on non-trading activities		(110)
Higher advisory services expenses, net		(91)
Higher expense from pension and other postretirement benefit plans		(77)
Higher income from liquid asset trading activities		187
Lower other-than-temporary impairments on equity investments and debt securities		232
Other, net		(86)
Overall change	**$**	**(1,104)**

Net unrealized losses on non-trading financial instruments accounted for at fair value totaled $43 million in FY14 (net gains of $441 million in FY13 and net losses of $355 million in FY12) resulting in income before grants to IDA of $1,739 million in FY14, as compared to $1,350 million in FY13 and $1,658 million in FY12. Grants to IDA totaled $251 million in FY14, as compared to $340 million in FY13 and $330 million in FY12. Net gains attributable to non-controlling interests totaled $5 million in FY14 ($8 million losses in FY13 and $0 in FY12). Accordingly, net income attributable to IFC totaled $1,483 million in FY14, as compared with $1,018 million in FY13 and $1,328 million in FY12.

IFC's financial performance is detailed more fully in Section VII, Results of Operations.

The table below presents selected financial data for the last five fiscal years (in millions of US dollars, except where otherwise stated):

AS OF AND FOR THE YEARS ENDED JUNE 30	**2014**	**2013**	**2012**	**2011**	**2010**
Consolidated income highlights:					
Income from loans and guarantees, realized gains and losses on loans and associated derivatives	**$ 1,065**	$ 996	$ 993	$ 802	$ 759
(Provision) release of provision for losses on loans & guarantees	**(88)**	(243)	(117)	40	(155)
Income from equity investments and associated derivatives	**1,289**	732	1,548	1,601	1,595
Income from debt securities and realized gains and losses on debt securities and associated derivatives	**89**	69	71	67	89
Income from liquid asset trading activities	**599**	500	313	529	815
Charges on borrowings	**(196)**	(220)	(181)	(140)	(163)
Other income	**461**	441	448	222	176
Other expenses	**(1,418)**	(1,401)	(1,207)	(981)	(853)
Foreign currency transaction gains (losses) on non-trading activities	**(19)**	35	145	(33)	(82)
Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	**1,782**	909	2,013	2,107	2,181
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	**(43)**	441	(355)	72	(235)
Income before grants to IDA	**1,739**	1,350	1,658	2,179	1,946
Grants to IDA	**(251)**	(340)	(330)	(600)	(200)
Net income	**1,488**	1,010	1,328	1,579	1,746
Less: Net (gains) losses attributable to non-controlling interests	**(5)**	8	-	-	-
Net income attributable to IFC	**$ 1,483**	$ 1,018	$ 1,328	$ 1,579	$ 1,746

AS OF AND FOR THE YEARS ENDED JUNE 30	2014	2013	2012	2011	2010
Consolidated balance sheet highlights:					
Total assets	**$ 84,130**	$ 77,525	$ 75,761	$ 68,490	$ 61,075
Liquid assets, net of associated derivatives	**33,738**	31,237	29,721	24,517	21,001
Investments	**38,176**	34,677	31,438	29,934	25,944
Borrowings outstanding, including fair value adjustments	**49,481**	44,869	44,665	38,211	31,106
Total capital	**$ 23,990**	$ 22,275	$ 20,580	$ 20,279	$ 18,359
Of which					
Undesignated retained earnings	**$ 20,002**	$ 18,435	$ 17,373	$ 16,032	$ 14,307
Designated retained earnings	**194**	278	322	335	481
Capital stock	**2,502**	2,403	2,372	2,369	2,369
Accumulated other comprehensive income (AOCI)	**1,239**	1,121	513	1,543	1,202
Non-controlling interests	**53**	38	-	-	-
Financial ratios:[a]					
Return on average assets (GAAP basis)[b]	**1.8%**	1.3%	1.8%	2.4%	3.1%
Return on average assets (non-GAAP basis)[c]	**1.8%**	0.9%	2.8%	1.8%	3.8%
Return on average capital (GAAP basis)[d]	**6.4%**	4.8%	6.5%	8.2%	10.1%
Return on average capital (non-GAAP basis)[e]	**6.5%**	3.1%	9.9%	6.0%	11.8%
Overall liquidity ratio[f]	**78%**	77%	77%	83%	71%
External funding liquidity level[g]	**359%**	309%	327%	266%	190%
Debt to equity ratio[h]	**2.7:1**	2.6:1	2.7:1	2.6:1	2.2:1
Total reserves against losses on loans to total disbursed portfolio[i]	**6.9%**	7.2%	6.6%	6.6%	7.4%
Capital measures:					
Total Resources Required ($ billions)[j]	**18.0**	16.8	15.5	14.4	12.8
Total Resources Available ($ billions)[k]	**21.6**	20.5	19.2	17.9	16.8
Strategic Capital[l]	**3.6**	3.8	3.7	3.6	4.0
Deployable Strategic Capital[m]	**1.4**	1.7	1.8	1.8	2.3
Deployable Strategic Capital as a percentage of Total Resources Available	**7%**	8%	9%	10%	14%

a. Certain financial ratios, as described below, are calculated excluding the effects of unrealized gains and losses on investments, other non-trading financial instruments, AOCI, and impacts from consolidated Variable Interest Entities (VIEs).

b. Net income for the fiscal year as a percentage of the average of total assets at the end of such fiscal year and the previous fiscal year.

c. Net income excluding unrealized gains and losses on certain investments accounted for at fair value, income from consolidated VIEs, and net gains and losses on non-trading financial instruments accounted for at fair value, as a percentage of total disbursed loan and equity investments (net of reserves) at cost, liquid assets net of repos, and other assets averaged for the current period and previous fiscal year.

d. Net income for the fiscal year as a percentage of the average of total capital (excluding payments on account of pending subscriptions) at the end of such fiscal year and the previous fiscal year.

e. Net income excluding unrealized gains and losses on certain investments accounted for at fair value, income from consolidated VIEs, and net gains and losses on non-trading financial instruments accounted for at fair value, as a percentage of paid in share capital and retained earnings (before certain unrealized gains and losses and excluding cumulative designations not yet expensed) averaged for the current period and previous fiscal year.

f. IFC's overall Liquidity Policy states that the Corporation would at all times maintain a minimum level of liquidity, plus undrawn borrowing commitments from the IBRD, that would cover at least 45% of the next three years' estimated net cash requirements (target range of 65-95%).

g. IFC's objective is to maintain a minimum level of liquidity, consisting of proceeds from external funding to cover at least 65% of the sum of (i) 100% of committed but undisbursed straight senior loans; (ii) 30% of committed guarantees; and (iii) 30% of committed client risk management products. As of FY13 Q3, IFC's management decided to modify the External Funding Policy by eliminating the cap on the operational range of 65% to 85%.

h. Leverage (Debt/equity) ratio is defined as the number of times outstanding borrowings plus outstanding guarantees cover paid-in capital and accumulated earnings (net of retained earnings designations and certain unrealized gains/losses).

i. Total reserves against losses on loans to total disbursed loan portfolio is defined as reserve against losses on loans as a percentage of the total disbursed

j. The minimum capital required consistent with the maintenance of IFC's AAA rating. It is computed as the aggregation of risk-based economic capital requirements for each asset class across the Corporation.

k. Paid in capital plus retained earnings net of designated retained earnings plus general and specific reserves against losses on loans. This is the level of available resources under IFC's risk-based economic capital adequacy framework.

l. Total resources available less total resources required.

m. 90% of total resources available less total resources required.

II. CLIENT SERVICES

BUSINESS OVERVIEW

IFC fosters sustainable economic growth in developing countries by financing private sector investment, mobilizing capital in the international financial markets, and providing advisory services to businesses and governments.

For all new investments, IFC articulates the expected impact on sustainable development, and, as the projects mature, IFC assesses the quality of the development benefits realized.

IFC's strategic focus areas are aligned to advance the World Bank Group's global priorities.

IFC provides investment, advisory and asset management services to clients in developing counries

INVESTMENT SERVICES

IFC's investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

IFC provides a range of financial products and services to its clients to promote sustainable enterprises, encourage entrepreneurship, and mobilize resources that wouldn't otherwise be available. IFC's financing products are tailored to meet the needs of each project. Investment services product lines include: loans, equity investments, trade finance, loan participations, structured finance, client risk management services, and blended finance.

IFC's investment project cycle can be divided into the following stages:

- Business Development
- Concept Review
- Appraisal (Due Diligence)
- Investment Review
- Negotiations
- Public Disclosure
- Board of Directors Review and Approval
- Commitment
- Disbursement of funds
- Project Supervision and Development Outcome Tracking
- Evaluation
- Closing

IFC carefully supervises its projects to monitor project performance and compliance with contractual obligations and with IFC's internal policies and procedures.

<u>INVESTMENT PRODUCTS</u>

Loans - IFC finances projects and companies through loans, typically for seven to twelve years. IFC also makes loans to intermediary banks, leasing companies, and other financial institutions for on-lending. IFC's loans traditionally have been dominated in the currencies of major industrial nations, but has made local currency financing a priority in order to help develop local capital markets. IFC provides local currency financing through loans from IFC denominated in local currency, derivatives which allow clients to hedge existing or new foreign currency denominated liabilities back in to the client's local currency and structured finance which enable clients to borrow in local currency from other sources. Collectively, local currency financing is made possible by the existence of a derivatives market. The existence of a long-term swap market between the local currencyand US Dollar permits IFC to economically hedge its loans in the local currency and provide risk management products tied to the local currency.

Loans generally have the following characteristics:

- **Term** - typically amortizing with final maturities generally for seven to twelve years, although some loans have been made for tenors as long as 20 years
- **Currency** - primarily in major convertible currencies, principally US dollar, and to a lesser extent, Euro, but with a growing local currency loan portfolio
- **Interest rate** - typically variable (or fixed and swapped into variable)
- **Pricing** - reflects such factors as market conditions and country and project risks

IFC's loans traditionally have been made in major currencies, based on client demand and on IFC's ability to economically hedge loans in these currencies through the use of mechanisms such as cross-currency swaps or forward contracts. Fixed-rate loans and loans in currencies other than US dollars are normally economically hedged using currency and/or interest rate swaps, into US dollar variable rate assets.

Equity - IFC's equity investments provide developmental support and long-term growth capital for private enterprises, and opportunities to support corporate governance and enhanced social responsibility. IFC invests directly in companies' equity, and also through private equity funds. IFC generally invests between 5 and 20 percent of a company's equity. IFC's equity investments are typically in the form of common or preferred stock which is not mandatorily redeemable by the issuer or puttable to the issuer by IFC and are usually denominated in the currency of the country in which the investment is made. IFC also uses put and call options, profit participation features, conversion features, warrants and other types of instruments in managing its equity investments.

Debt Securities - Investments typically in the form of bonds and notes issued in bearer or registered form, securitized debt obligations (e.g. asset-backed securities (ABS), mortgage-backed securities (MBS), and other collateralized debt obligations) and preferred shares that are mandatorily redeemable by the issuer or puttable to the issuer by IFC.

Guarantees and Partial Credit Guarantees - IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC's guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms.

Client Risk Management Services - IFC extends long-maturity risk management products to clients in developing countries. IFC provides derivative products to its clients to allow them to hedge their interest rate, currency, or commodity-price exposures. IFC intermediates between clients in developing countries and derivatives market makers to provide such clients with access to risk-management products to bridge the credit gap between its clients and the market.

Loan Mobilization - IFC mobilizes funds through loan participation programs, parallel loans and, beginning in FY14, a Managed Co-Lending Portfolio Program (MCPP).

Loan Participations: Through its "B Loan Program", IFC offers commercial banks and other financial institutions the opportunity to lend to IFC-financed projects. These loans are a key part of IFC's efforts to mobilize additional private sector financing in developing countries, thereby broadening the Corporation's developmental impact. Through the B Loan Program, financial institutions share fully in the commercial credit risk of projects, while IFC remains the lender of record. When IFC participates a B Loan, it always maintains a portion for its own account (an A Loan). An A Loan Participation (ALP) is an exposure management tool which IFC uses to reduce its risk exposures to a client, country or sector. An ALP is created through the partial sale of an IFC A Loan to commercial banks or other financial institutions and is governed in much the same way as a B Loan. IFC remains the lender of record and a ALP participant shares all project risks with IFC.

Parallel Loans: IFC acts as an arranger (and can also act as an administrative agent) by using its existing mobilization platform, deal-structuring expertise and global presence to identify investments, perform due diligence, and negotiate loan documents in cooperation with parallel lenders.

MCPP: The MCPP allows institutional investors the opportunity to passively participate in IFC's future loan portfolio. Investors provide capital on a portfolio basis, which can be deloyed by IFC in individual investments in accordance with IFC's strategy and processes. Through MCPP, IFC can expand its base of co-lending partners to include investors that do not have the capacity to invest on a "deal by deal" basis.

Trade and Supply Chain Finance - IFC's Global Trade Finance Program (GTFP) guarantees trade-related payment obligations of approved financial institutions. Separately, the Global Trade Liquidity Program (GTLP) and Critical Commodities Finance Program (CCFP) provides liquidity for trade in developing countries. IFC has also commenced a number of other Trade and Supply Chain Finance-related programs, including Global Trade Supplier Finance (GTSF), Global Warehouse Finance Program, Working Capital and Systemic Solutions and Global Trade Structured Trade.

Structured Finance - IFC uses structured and securitized products to provide forms of financing that may not otherwise be available to clients to help clients diversify funding, extend maturities, and obtain financing in particular currencies. Products include partial credit guarantees, structured liquidity facilities, portfolio risk transfer, securitizations, and Islamic finance.

Blended Finance - IFC combines concessional funds, typically from donor partners, with IFC's resources to finance certain projects.

Core Mobilization - Financing from entities other than IFC that becomes available to clients due to IFC's direct involvement in raising resources. IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. IFC mobilizes such private sector finance from other entities through activities such as loan participations, parallel loans, partial credit guarantees, securitizations, loan sales, and risk sharing facilities.

The Core Mobilization ratio is defined as:

$$\frac{\text{Loan participations + parallel loans + sales of loans and other mobilization + non-IFC investment part of structured finance which meets core mobilization criteria + non-IFC commitments in Initiatives + non-IFC investments committed in funds managed by AMC + Public Private Partnership Mobilization}}{\text{Commitments (IFC investments + IFC portion of structured finance + IFC commitments in new Initiatives + IFC investments committed in funds managed by AMC)}}$$

INVESTMENT PROGRAM

INVESTMENT COMMITMENTS

In FY14, total commitments were $22,404 million, compared with $24,853 million in FY13, an decrease of 10%, of which IFC commitments totaled $17,261 million ($18,349 million - FY13) and Core Mobilization totaled $5,143 million ($6,504 million - FY13).

FY14 and FY13 commitments and Core Mobilization comprised the following (US$ millions):

		FY 14		FY 13
Total commitments[2]	$	22,404	$	24,853
IFC commitments				
Loans	$	7,579	$	8,520
Equity investments		2,324		2,732
Guarantees:				
Global Trade Finance Program		7,007		6,477
Other		321		482
Client risk management		30		138
Total IFC commitments	$	17,261	$	18,349
Core Mobilization				
Loan participations, parallel loans, and other mobilization				
Loan participations	$	2,043	$	1,829
Parallel loans		730		1,269
Managed Co-lending Portfolio Program		320		-
Other mobilization		606		480
Total loan participations, parallel loans and other mobilization	$	3,699	$	3,578
AMC				
Equity Capitalization Fund	$	7	$	214
Sub-debt Capitalization Fund		516		209
ALAC Fund		84		210
Africa Capitalization Fund		-		92
Russian Bank Cap Fund		2		43
Catalyst Funds		75		-
Global Infrastructure Fund		146		-
Total AMC	$	830	$	768
Other initiatives				
Global Trade Liquidity Program and Critical Commodities Finance Program	$	500	$	1,096
Public Private Partnership		114		942
Infrastructure Crisis Facility		-		110
Debt & Asset Recovery Program		-		10
Total other initiatives	$	614	$	2,158
Total Core Mobilization	$	5,143	$	6,504
Core Mobilization Ratio		0.30		0.35

Core Mobilization Ratio - For each dollar that IFC committed, IFC mobilized (in the form of loan participations, parallel loans, other mobilization, the non-IFC portion of structured finance and the non-IFC commitments in Initiatives, and the non-IFC investments committed in funds managed by AMC) $0.30 in FY14 ($0.35 in FY13).

Beginning in FY15, IFC plans to change its current practice of reporting the cumulative commitment volume of its short-term finance (STF) business over the course of a fiscal year, and then aggregating that with its long-term finance (LTF) commitment volumes to reporting STF business based on the average annual outstanding portfolio of its STF business in a fiscal year, and report that separately from its LTF business. Had the new practice been applied to FY14, GTFP and GTSF, included in loans and guarantees, would have been lower by $4.3 billion in FY14 (lower by $4.6 billion - FY13).

INVESTMENT DISBURSEMENTS

IFC disbursed $8,899 million for its own account in FY14 ($10,012 million in FY13): $6,702 million of loans ($6,940 million in FY13), $1,528 million of equity investments ($2,549 million in FY13) and $669 million of debt securities ($523 million in FY13).

[2] Debt security commitments are included in loans and equity investments based on their predominant characteristics.

DISBURSED INVESTMENT PORTFOLIO

IFC's total disbursed investment portfolio (a non-US GAAP performance measure) was $36,622 million at June 30, 2014 ($33,885 million at June 30, 2013), comprising the disbursed loan portfolio of $24,407 million ($22,606 million at June 30, 2013), the disbursed equity portfolio of $9,741 million ($9,209 million at June 30, 2013), and the disbursed debt security portfolio of $2,474 million ($2,070 million at June 30, 2013).

IFC's disbursed investment portfolio is diversified by industry sector and geographic region.

The carrying value of IFC's investment portfolio comprises: (i) the disbursed investment portfolio; (ii) reserves against losses on loans; (iii) unamortized deferred loan origination fees, net and other; (iv) disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets; (v) unrealized gains and losses on equity investments held by consolidated variable interest entities; (vi) unrealized gains and losses on investments accounted for at fair value as available-for-sale; and (vii) unrealized gains and losses on investments.

The following charts show the distribution of the disbursed investment portfolio by geographical region and industry sector as of June 30, 2014, and June 30, 2013:

DISTRIBUTION BY REGION


FY14
Latin America and Caribbean
Europe and Central Asia
Asia
Middle East and North Africa
Sub-Saharan Africa
Other


FY13
Latin America and Caribbean
Europe and Central Asia
Asia
Middle East and North Africa
Sub-Saharan Africa
Other

DISTRIBUTION BY INDUSTRY SECTOR


Finance & Insurance
Electric Power
Collective Investment Vehicles
Transportation and Warehousing
Chemicals
Oil, Gas and Mining
Agriculture and Forestry
Information
Nonmetallic Mineral Product Manufacturing
Industrial & Consumer Products
Food & Beverages
Health Care
Construction and Real Estate
Education Services
Wholesale and Retail Trade
Utilities
Accommodation & Tourism Services
Primary Metals
Pulp & Paper
Textiles, Apparel & Leather
Other
0%
5%
10%
15%
20%
25%
30%
35%
40%
FY13
FY14

Loans traditionally have been denominated in the currencies of major industrial nations, but IFC has a growing portfolio of local currency products. IFC typically offers local currency products in other currencies where it can economically hedge the local currency loan cash flows back into US dollars using swap markets or where it can fund itself in local bond markets. IFC's disbursed loan portfolio at June 30, 2014 includes $2,973 million of currency products denominated in Chinese renminbi, Indian rupees, Mexican pesos, Brazilian reais, Russian rubles, South African rands, Philippine pesos, Indonesian rupiahs, Peruvian nuevos soles, Colombian pesos, Kazakhstan tenge, Turkish liras and Vietnamese dong ($2,695 million at June 30, 2013). IFC has also made loans in a number of frontier market currencies such as Tunisian dinar, Paraguayan guarani, Rwandan franc, and Zambian kwacha.

IFC's disbursed loan portfolio totaled $24,407 million at June 30, 2014 ($22,606 million at June 30, 2013). The carrying amount of IFC's loan portfolio on IFC's consolidated balance sheet (comprising the disbursed loan portfolio together with adjustments as detailed in Note D to IFC's FY14 Consolidated Financial Statements) grew 8.4% to $22,589 million at June 30, 2014 ($20,831 million at June 30, 2013).

Loans comprise 67% of the disbursed investment portfolio as of June 30, 2014 (67% at June 30, 2013) and 59% of the carrying amount of the investment portfolio as of June 30, 2014 (60% at June 30, 2013).

At June 30, 2014, 74% (74% at June 30, 2013) of IFC's disbursed loan portfolio was US dollar-denominated.

The currency position of the disbursed loan portfolio at June 30, 2014 and June 30, 2013 is shown below:


US dollars
Euro
Chinese renminbi
Indian rupees
Mexican pesos
Brazilian reais
Russian rubles
South African rand
Philippine pesos
Indonesian rupiah
Peruvian Soles nuevos
Colombian pesos
Kazakhstan tenge
Other
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
16,000
18,000
20,000
FY13
FY14

EQUITY INVESTMENTS

IFC's disbursed equity portfolio totaled $9,741 million at June 30, 2014 ($9,209 million at June 30, 2013), an increase of 6%.

The carrying amount of IFC's equity investment portfolio (comprising the disbursed equity portfolio, together with adjustments as detailed in Note D to IFC's FY14 Consolidated Financial Statements), grew 11% to $12,988 million at June 30, 2014 ($11,695 million at June 30, 2013).

The fair value of IFC's equity portfolio[3] was $15,985 million at June 30, 2014 ($14,654 million at June 30, 2013).

Equity investments accounted for 27% of IFC's disbursed investment portfolio at June 30, 2014, compared with 27% at June 30, 2013 and 34% of the carrying amount of the investment portfolio at June 30, 2014 (34% at June 30, 2013).

DEBT SECURITIES

IFC's disbursed debt securities portfolio totaled $2,474 million at June 30, 2014 ($2,070 million at June 30, 2013).

The carrying amount of IFC's debt securities portfolio (comprising the disbursed debt securities portfolio, together with adjustments as detailed in Note D to IFC's FY14 Consolidated Financial Statements), was $2,599 million at June 30, 2014 ($2,151 million at June 30, 2013).

Debt securities accounted for 7% of IFC's disbursed investment portfolio at June 30, 2014 (6% at June 30, 2013) and 7% of the carrying amount of the investment portfolio at June 30, 2014 (6% at June 30, 2013).

Additional information on IFC's investment portfolio as of and for the years ended June 30, 2014, and June 30, 2013, can be found in Notes B, D, E, F, G, H and P to IFC's FY14 Consolidated Financial Statements.

[3] Including "equity-like" securities classified as debt securities in IFC's consolidated balance sheet and equity-related options.

ADVISORY SERVICES

Advisory Services strengthen the development impact of IFC's investments, while unlocking investment by the private sector, and helping businesses expand and create jobs. IFC's work includes advising national and local governments on how to improve their investment climate and strengthen basic infrastructure. The Corporation helps companies improve corporate governance, strengthen risk management, and become more sustainable - financially, environmentally, and socially. In FY14, IFC provided advice through four business lines:

Advisory Services in **Access to Finance** help increase the availability and affordability of financial services for individuals and for micro, small, and medium enterprises. We help our financial clients provide broad-based financial services and build the financial infrastructure necessary for sustainable growth and employment.

Advisory Services in **Investment Climate** help governments implement reforms that improve the business environment and encourage and retain investment, thereby fostering competitive markets, growth, and job creation. We also help resolve legal and policy weaknesses that inhibit investment.

Advisory Services in **Public-Private Partnerships** help governments to design and implement public-private partnerships in infrastructure and other basic public services. Our advice helps maximize the potential of the private sector to increase access to public services such as electricity, water, health, and education while enhancing their quality and efficiency.

Advisory Services in **Sustainable Business** help clients to promote sound environmental, social, governance, and industry standards; catalyze investment in clean energy and resource efficiency; and support sustainable supply chains and community investment.

In recent years, IFC has introduced a wave of reforms to strengthen the impact and performance of our advisory services. To further strengthen client focus and impact, beginning July 1, 2014, Advisory Services will be more closely aligned with relevant IFC Investment Services and WBG Global Practices.

The IFC Advisory Services Portfolio as of June 30, 2014 totaled $1,112 million, as compared to $1,037 million as of June 30, 2013.[4]

The Advisory Services program with clients grew to $234 million in FY14, up from $232 million in FY13, with continued focus on strategic priority areas, including IDA, fragile situations and climate change. In FY14 the Advisory Services program grew in each of these areas.

The largest regional advisory program in FY14 was in Sub Saharan Africa ($63 million), comprising, 27% of the total Advisory Services program, followed by East Asia and the Pacific ($42 million; 18%), Europe and Central Asia ($39 million; 17%), South Asia ($32 million; 14%), Latin America and the Caribbean ($25 million; 11%), Middle East and North Africa (22 million; 9%) and World region ($11 million; 5%). Program focus by business line shows that the largest program was in Investment Climate ($69 million; 29%), followed by Access to Finance ($68 million; 29%), Sustainable Business ($59 million; 25%) and Public Private Partnerships ($38 million; 16%).

In FY14, the Advisory Services program in Fragile and Conflict Situations grew by 13% to $44 million, which represented 20% of the total Advisory Services program. The program in IDA countries grew by 3% to $146 million, or 66% of the total Advisory Services program. The program in climate change increased by 4% to $56 million, or 25% of the total Advisory Services program.

Program results continue to be robust. Development effectiveness ratings of projects maintained a record 76% success rate in FY14, consistent with FY13. Likewise, client satisfaction reached 91%, up from 90% in FY13.

ASSET MANAGEMENT SERVICES

AMC, a wholly-owned subsidiary of IFC, invests third-party capital and IFC capital, enabling outside investors to benefit from IFC's expertise in achieving strong equity returns, as well as positive development impact in the countries in which it invests in developing and frontier markets. Investors in funds managed by AMC include sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions. AMC helps IFC mobilize additional capital resources for investment in productive private enterprise in developing countries.

At June 30, 2014, AMC managed seven funds, with $6.4 billion under management: the IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund); the IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund); the IFC African, Latin American and Caribbean Fund, LP (ALAC Fund); the Africa Capitalization Fund, Ltd. (Africa Capitalization Fund); the IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund); the IFC Catalyst Fund, LP, the IFC Catalyst Fund (UK), LP and the IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds); and the IFC Global Infrastructure Fund, LP (Global Infrastructure Fund). The Equity Capitalization Fund and the Sub-Debt Capitalization Fund are collectively referred to as the Global Capitalization Fund.

The Global Capitalization Fund, established in the year ended June 30, 2009, helps strengthen systemically important banks in emerging markets.

The ALAC Fund was established in FY10. The ALAC Fund invests in equity investments across a range of sectors in Sub-Saharan Africa, Latin America, and the Caribbean.

The Africa Capitalization Fund was established in FY10 to capitalize systemically important commercial banking institutions in northern and Sub-Saharan Africa.

The Russian Bank Cap Fund was established in FY12 to invest in mid-sized, commercial banks in Russia that are either: (i) privately owned and controlled; or (ii) state-owned; or (iii) controlled and on a clear path to privatization.

---

[4] From FY15, IFC Advisory Services will be reorganized to strengthen alignment with World Bank Group Global Practices, and with IFC Investment Services. Future reporting on Advisory Services will reflect this change.

The Catalyst Funds were established in FY13 to make investments in selected climate- and resource efficiency-focused private equity funds in emerging markets.

The Global Infrastructure Fund was established in FY13 to focus on making equity and equity-related investments in the infrastructure sector in global emerging markets.

The activities of the funds managed by AMC at June 30, 2014 and June 30, 2013 can be summarized as follows (US$ millions unless otherwise indicated):

	Equity Capitalization Fund	Sub-Debt Capitalization Fund	ALAC Fund	Africa Capitalization Fund	Russian Bank Cap Fund	Catalyst Funds	Global Infrastructure Fund	Total
Assets under management as of June 30, 2014	$ 1,275	$ 1,725	$ 1,000	$ 182	$ 550	$ 418	$ 1,200	$ 6,350
From IFC	775	225	200	-	250	75	200	1,725
From other investors	500	1,500	800	182	300	343	1,000	4,625
For the year ended June 30, 2014								
Disbursements from investors to Fund:								
From IFC	8	77	21	-	9	3	32	150
From other investors	5	514	83	3	10	15	165	795
Disbursements made by Fund	21	544	89	-	4	12	172	842
Disbursements made by Fund (number)	3	8	9	-	2	17	6	45

	Equity Capitalization Fund	Sub-Debt Capitalization Fund	ALAC Fund	Africa Capitalization Fund	Russian Bank Cap Fund	Catalyst Funds	Global Infrastructure Fund	Total
Assets under management as of June 30, 2013	$ 1,275	$ 1,725	$ 1,000	$ 182	$ 550	$ 282	$ 500	$ 5,514
From IFC	775	225	200	-	250	75	100	1,625
From other investors	500	1,500	800	182	300	207	400	3,889
For the year ended June 30, 2013								
Disbursements from investors to Fund:								
From IFC	336	33	63	-	38	1	1	472
From other investors	217	223	252	94	46	2	3	837
Disbursements made by Fund	546	249	297	91	78	-	-	1,261
Disbursements made by Fund (number)	7	5	12	4	2	-	-	30

III. LIQUID ASSETS

IFC invests its liquid assets portfolio in highly rated interest bearing instruments issued by, or unconditionally guaranteed by, governments, government instrumentalities, multilateral organizations, and high quality corporate issuers; these include ABS and MBS, time deposits, and other unconditional obligations of banks and financial institutions. Diversification across multiple dimensions ensures a favorable risk return profile. IFC manages the market risk associated with these instruments through a variety of hedging techniques including derivatives, principally currency and interest rate swaps and financial futures.

IFC has a flexible approach to managing the liquid assets portfolios by making investments on an aggregate portfolio basis against its benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, including futures and options, and takes positions in various industry sectors and countries.

All liquid assets are managed according to an investment authority approved by the Board of Directors and liquid asset investment guidelines approved by IFC's Corporate Risk Committee, a subcommittee of IFC's Management Team.

IFC funds its liquid assets from two sources, funded liquidty and net worth and the proceeds are managed in a number of portfolios related to these sources.

FUNDED LIQUIDITY

The primary funding source for liquid assets for IFC is borrowings from market sources. Proceeds of borrowings from market sources not immediately disbursed into loans and loan-like debt securities (Funded Liquidity) are managed internally against money market benchmarks (previously reported as the P0, P1, and P7 portfolios). A small portion of Funded Liquidity is managed by third parties (previously reported as the P3 portfolio) with the same benchmark as that managed internally.

Historically, IFC's borrowings from market sources have generally been swapped into floating-rate obligations denominated in US dollars - 1% of such borrowings at June 30, 2012 and June 30, 2013 had not been swapped. IFC seeks to promote capital markets development in developing and frontier markets through borrowings in local currencies that may not be swapped into US Dollars. In addition, IFC seeks to minimize costs associated with derivatives by sometimes foregoing the historical approach of swapping borrowings from market sources into US Dollar obligations in favor of leaving borrowing proceeds invested in the same local currency in Funded Liquidity (previously reported as P6). As a result, borrowings from market sources at June 30, 2014 that have not been swapped total 5%.

MANAGED NET WORTH

The second funding source of liquid assets is that portion of IFCs net worth not invested in equity and equity-like investments (Managed Net Worth) which is managed against a U.S. Treasury benchmark. A portion of these assets is managed by third parties with the same benchmark as that part managed internally. The part of Managed Net Worth managed internally was previously reported as the P2 Portfolio and the part managed externally was previously reported as the P4 Portfolio.

Income from liquid assets trading activities[5] from Funded Liquidity totaled $505 million in FY14 and from Managed Net Worth totaled $94 million in FY13.

IV. FUNDING RESOURCES

IFC's funding resources (comprising borrowings, capital and retained earnings) as of June 30, 2014 and June 30, 2013 are as follows:


FY14
Borrowings from market sources
Discount Note Program and other short-term borrowings
Borrowings from IBRD
Paid-in capital
Retained earnings


FY13
Borrowings from market sources
Discount Note Program
Borrowings from IBRD
Paid-in capital
Retained earnings

[5] Reported gross of borrowing costs and excluding foreign exchange gains and losses on local currency Funded Liquidity which are reported outside of income from liquid assets trading activities in foreign currency gains and losses on non-trading activities and the effects of internal trades related to foregone swapping of market borrowings and Funded Liquidity in certain currencies.

BORROWINGS

The major source of IFC's borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member, together with the member in whose currency the borrowing is denominated.

IFC had an authorized borrowing program of up to $13.5 billion, and up to $2.0 billion to allow for possible prefunding during FY14 of the funding program for the year ending June 30, 2015 (FY15). Beginning in FY15, IFC has a General Funding Authorization that authorizes IFC to borrow within the limits of its risk policies without requiring annual authorizations from the Board of Directors of the Corporation as to the size of its borrowing program for the subsequent financial year.

IFC borrowed (after the effect of borrowing-related derivatives) $15.3 billion during FY14 ($12.8 billion in FY13 and $11.9 billion in FY12). In addition, the Board of Directors has authorized the repurchase and/or redemption of debt obligations issued by IFC, which enhances the liquidity of IFC's borrowings. During FY14, IFC repurchased and retired $1.4 billion of outstanding debt ($0.4 billion in FY13 and $0.6 billion in FY12), generating gains on buybacks of $3 million in FY14 ($11 million - FY13 and $19 million - FY12).

IFC is increasingly using its borrowings issuance as a tool to promote capital markets development in emerging and frontier markets. Proceeds of these issuances not disbursed into loans have primarily been invested in securities of the related sovereign and sovereign instrumentalities in the currency of the issuances. In addition, during FY14, IFC sought to minimize derivative transaction costs by investing the proceeds of some foreign currency issuances, primarily those in Australian dollars (AUD) and Pounds sterling (GBP), in liquid assets of the same currencies.

IFC diversifies its borrowings by currency, country, source, and maturity to provide flexibility and cost-effectiveness. IFC also has a developmental role in helping open up new domestic markets to foreign issuers in its member countries. In FY14 IFC borrowed in seventeen currencies and in final maturities ranging from one to 30 years. Outstanding market borrowings have remaining maturities ranging from less than one year to approximately 30 years, with a weighted average remaining contractual maturity of 3.9 years at June 30, 2014 (4.1 years at June 30, 2013). Actual maturities may differ from contractual maturities due to the existence of call features in certain of IFC's borrowings.

Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. As of June 30, 2014, IFC had gross payables from borrowing-related currency swaps of $18.3 billion ($18.7 billion at June 30, 2013) and from borrowing-related interest rate swaps in the notional principal payable amount of $36.1 billion ($37.8 billion at June 30, 2013). After the effect of these derivative instruments is taken into consideration, 95% of IFC's market borrowings at June 30, 2014 were variable rate US dollar-denominated (99% - June 30, 2013).

IFC's mandate to help develop domestic capital markets can result in raising local currency funds. As of June 30, 2014, $1.8 billion of such non-US$-denominated market borrowings were outstanding, denominated in Armenian drams, C.F.A. francs, Chinese renminbi, Dominican pesos, Indian rupees, Nigerian naira, Russian rubles, Rwandan francs and Zambian kwachas. Proceeds of such borrowings were invested in such local currencies, onlent to clients and/or partially swapped into US dollars.

The weighted average cost of market borrowings after currency and interest rate swap transactions was 0.4% at June 30, 2014 (0.4% at June 30, 2013).

Prior to FY13, IFC had a short term US$ discount note program to provide an additional funding and liquidity management tool for IFC in support of certain of IFC's trade finance and supply chain initiatives. Beginning in FY13, IFC launched a short term Chinese renminbi (CNY) discount note program to complement the US$ program and to expand the availability of short-term local currency finance for private enterprises in CNY. The discount note programs provide for issuances with maturities ranging from overnight to one year. At June 30, 2014, $1.0 billion ($1.1 billion - June 30, 2013) and $0.3 billion ($0.2 billion - June 30, 2013) were outstanding under the US$ and CNY short-term discount note programs, respectively.

CAPITAL AND RETAINED EARNINGS

As of June 30, 2014, IFC's authorized capital was $2.58 billion ($2.58 billion - June 30, 2013), of which $2.50 billion was subscribed and paid in at June 30, 2014 ($2.40 billion at June 30, 2013).

As of June 30, 2014, IFC's total capital as reported in IFC's consolidated balance sheet amounted to $23.94 billion, up from the June 30, 2013 level of $22.23 billion. At June 30, 2014, total capital comprised $2.50 billion of paid-in capital, up from $2.40 billion at June 30, 2013, $20.20 billion of retained earnings ($18.71 billion at June 30, 2013), and $1.24 billion of accumulated other comprehensive income ($1.12 billion at June 30, 2013).

Non-controlling interests totaled $0.05 billion at June 30, 2014 ($0.04 billion - June 30, 2013).

<u>SELECTIVE CAPITAL INCREASE (SCI)</u>

On July 20, 2010, the IFC Board of Directors recommended that the IFC Board of Governors approve an increase in the authorized share capital of IFC of $130 million, to $2,580 million, through the issuance of $200 million in shares (including $70 million in unallocated shares). The Board of Directors also recommended that the Board of Governors approve an increase in Basic Votes aimed at enhancing the voice and participation of developing and transition countries (DTCs) which required an amendment to IFC's Articles of Agreement.

The resolution recommended by the Board of Directors was adopted by the Board of Governors on March 9, 2012 (IFC Resolution no. 256 entitled "Amendment to the Articles of Agreement and 2010 Selective Capital Increase"). The amendment to the Articles of Agreement and the increase in the authorized share capital have become effective on June 27, 2012. As of the same date, eligible members have been authorized to subscribe to their allocated IFC shares. The subscription period ended on June 27, 2014 and unsubscribed shares were reallocated to other members as per the terms of the resolution. Payment of all subscribed shares must occur no later than June 27, 2015. As of June 30, 2014, IFC had received payments in respect of the SCI totaling $131 million.

DESIGNATIONS OF RETAINED EARNINGS

Beginning in the year ended June 30, 2004, IFC began a process of designating retained earnings to increase its support of advisory services and, subsequently, for performance-based grants (PBG) (year ended June 30, 2005), grants to IDA (year ended June 30, 2006), the Global Infrastructure Project Development Fund (year ended June 30, 2008 (FY08)), and IFC SME Ventures for IDA Countries (FY08). The levels and purposes of retained earnings designations are set based on the Board of Directors-approved principles, which are applied each year to assess IFC's financial capacity and to determine the maximum levels of retained earnings designations.

Amounts available to be designated are determined based on a Board of Directors-approved income-based formula and, beginning in FY08, on a principles-based Board of Directors-approved financial distribution policy, and are approved by the Board of Directors.

IFC recognizes designations of retained earnings for advisory services when the Board of Directors approves it and recognizes designation of retained earnings for grants to IDA when it is noted with approval by the Board of Governors.

Expenditures for the various approved designations are recorded as expenses in IFC's consolidated income statement in the year in which they occur, and have the effect of reducing retained earnings designated for this specific purpose.

FY13 DESIGNATIONS

On August 7, 2013, IFC's Board of Directors approved a designation of $251 million of IFC's retained earnings for grants to IDA. On October 11, 2013, IFC's Board of Governors noted with approval these designations. IFC recognizes designations of retained earnings for advisory services when IFC's Board of Directors approves them and recognizes designations of retained earnings for grants to IDA when they are noted with approval by IFC's Board of Governors. On January 15, 2014, IFC recognized expenditures against designations of retained earnings for grants to IDA of $251 million pursuant to signing of the grant agreement between IDA and IFC.

At June 30, 2014, retained earnings comprised $20,002 million of undesignated retained earnings ($18,435 million at June 30, 2013; and $17,373 million at June 30, 2012), $131 million of retained earnings designated for advisory services ($199 million at June 30, 2013; and $219 million at June 30, 2012), $21 million of retained earnings designated for PBG ($31 million at June 30, 2013; and $41 million at June 30, 2012), $17 million of retained earnings designated for the Global Infrastructure Project Development Fund ($20 million at June 30, 2013; and $30 million at June 30, 2012), and $25 million of retained earnings designated for IFC SME Ventures for IDA countries ($28 million at June 30, 2013; and $32 million at June 30, 2012).

FY14 DESIGNATIONS

Income available for designations in FY14 (a non-GAAP measure)[6] totaled $1,614 million. Based on the Board-approved distribution policy, the maximum amount available for designation was $445 million. On August 7, 2014, the Board of Directors approved a designation of $340 million of IFC's retained earnings for grants to IDA and a designation of $58 million of IFC's retained earnings for Advisory Services. These designations are expected to be noted with approval by the Board of Governors, and thereby concluded, in FY15.

DEPLOYABLE STRATEGIC CAPITAL

IFC's deployable strategic capital (DSC) decreased from 8.4% at June 30, 2013 to 7.0% at June 30, 2014. This decrease is due to the increase in TRR (mainly due to growth in the committed portfolio and higher capital requirements for the liquid assets portfolio) which outweighed the increase in TRA. TRA grew based on the positive impact on TRA of realized income, net of impairments on equity investments and debt securities and provisions for losses on loans but TRA was negatively impacted by the increase in unrecognized net actuarial losses and unrecognized prior service costs on benefit plans.

[6] Income available for designations generally comprises net income excluding unrealized gains and losses on investments and unrealized gains and losses on other non-trading financial instruments, income from consolidated VIEs, and expenses reported in net income related to prior year designations.

V. RISK MANAGEMENT

ENTERPRISE RISK MANAGEMENT

In executing its sustainable private sector development business, IFC assumes various risks. Active management of these risks is critical to IFC's ability to both maintain financial sustainability and achieve development impact.

Building on past progress in this field, in FY14 IFC adopted a formal Enterprise Risk Management (ERM) Framework in order to make its overall risk management approach explicit. The framework is aligned broadly with industry standards and is designed to underpin IFC's response to risk by defining:

- IFC's core risk management principles;
- A common risk taxonomy for use across the organization, to help ensure that risk management efforts are coordinated and aligned across the distinct parts of the organization that share responsibility for managing different aspects of risk;
- A standard classification of roles and responsibilities for risk management, to differentiate and thereby clarify how different parts of the organization contribute towards the overall management of risk; and
- The structures, processes and methods that are necessary to put active risk management into practice.

KEY RISK MANAGEMENT PRINCIPLES

The key principles that inform IFC's ERM Framework are:

- Maximizing development impact while maintaining financial sustainability;
- Ensuring that business decisions are based on a thorough understanding of risks and that risks and rewards are balanced appropriately;
- Being selective in undertaking activities that could cause significant, adverse reputational impact; and
- Shared responsibility for risk management across the Corporation.

ERM FRAMEWORK

The ERM Framework comprises several components, each addressing a specific question concerning the scope of the Framework. These components are dynamic, rather than sequential, and reflect the fact that IFC's risk management is a continual, iterative and interconnected effort.

The Framework is depicted as follows:


What else can go wrong and how are the risks that IFC faces interconnected?
What are all the risks to IFC's business strategy and operations?
Stress Testing
Coverage
What is IFC doing about the risks?
How much risk is IFC willing to take?
Response
Risk Appetite
Risk Culture
Control Environment
Governance & Policies
How well does IFC manage its risks?
How good is IFC at overseeing its risk taking?
Measurement & Evaluation
Risk Data & Infrastructure
How does IFC determine the size and scope of the risks?
How does IFC ensure it has the right information to manage its risk profile?

Risk Culture - Starting with IFC's Management Team, building the right risk culture instills behaviors that are integral to the success of ERM.

Risk Coverage - IFC's risk profile is categorized along five dimensions, namely credit, market, operational, liquidity and business risks. Each of these is addressed in the following paragraphs.

Risk Appetite - A comprehensive set of explicit risk appetite statements, with associated metrics, will provide a consistent and integrated basis for making decisions that impact IFC's risk profile, monitoring IFC's risk exposures, and taking action when risk tolerances are exceeded.

Risk Governance and Policies - IFC's risk governance structure is based on the three lines of defense principle.

- IFC's first line of defense is line management, consisting of frontline decision makers on individual projects and transactions. The second line of defense is, collectively, the Management Team, its committees and IFC's independent risk management functions. Independent oversight bodies, together with the Board, serve as the third line of defense. These independent oversight bodies are:
- The Independent Evaluation Group, which assesses the alignment between projected and realized outcomes of IFC's investment and advisory projects undertaken with its clients;
- The Compliance Advisor/Ombudsman, which is the independent recourse mechanism for IFC's stakeholders, responding to complaints from project-affected communities with the goal of enhancing social and environmental outcomes on the ground;
- The World Bank Group's Internal Audit Vice Presidency, which evaluates the effectiveness of the organization's governance, risk management, and control processes; and
- The Integrity Vice Presidency, which investigates and pursues sanctions related to allegations of fraud and corruption in World Bank Group-financed activities.
- IFC's risk management policies define the types and amounts of risk that the Management Team is willing to assume, via delegated authority from the Board.

Risk Data and Infrastructure - Source data is collected, integrated and analyzed for the use of decision-makers across the Corporation.

Measurement and Evaluation - IFC uses a combination of quantitative and qualitative metrics to manage its risk profile. Key metrics are identified in the discussion of each risk category that follows in subsequent sections.

Control Environment - Management relies on internal controls, modelled on the COSO Framework, to reduce the level of inherent risk to an acceptable level.

Risk Response - Risks are analyzed and monitored by IFC's risk oversight units, and the Corporate Risk Committee meets frequently to discuss and decide upon enterprise-level risk issues.

Stress Testing - Semi-annual, IFC-wide, stress testing provides Management with an additional tool to inform capital management and decision making. The testing involves multi-year projections of IFC's financial performance and capital adequacy under base case and stressed macroeconomic scenarios.

ENTERPRISE LEVEL RISK APPETITE

Risk appetite at the enterprise level is expressed in terms of IFC's objective of maximizing development impact by focusing on the World Bank Group's twin goals of addressing extreme poverty and boosting shared prosperity, while maintaining financial sustainability and safeguarding its brand.

IFC's risk appetite, as it pertains to financial sustainability, has been defined by Senior Management and the Board of Directors as maintaining a triple-A rating over a three-year time horizon. The capital required to maintain this rating is measured using an economic capital framework, which is the foundation of financial risk management at IFC. Economic capital acts as a "common currency of risk" across the organization, providing IFC with an objective, quantifiable measure of risk that can be applied consistently across business lines, products, regions and sectors. IFC holds economic capital for credit, market and operational risks. The main measure of capital adequacy is DSC, which is the capital available to support future commitments, over and above the current portfolio. It is calculated as the amount by which Total Resources Available (TRA) [7] exceeds (a) Total Resources Required (TRR)[8], plus (b) a conservation buffer[9]. DSC is usually expressed as a percentage of TRA.

[7] Total resources available (TRA) is the total capital of the Corporation, consisting of (i) paid-in capital; (ii) retained earnings net of designations and some unrealized gains and losses; and (iii) total loan loss reserves. TRA grows based on retained earnings (profit minus distributions) and increases in reserves.

[8] Total resources required (TRR) is the minimum capital required to cover the expected and unexpected loss on IFC's portfolio, calibrated to maintain IFC's triple-A rating. TRR is the sum of the economic capital requirements for IFC's different assets, and it is determined by the absolute size of the committed portfolio, the product mix (equity, loans, short-term finance, and Treasury portfolio assets), and by operational and other risks.

[9] The conservation buffer is set at a pre-determined percent of TRA. Its purpose is to absorb short-term fluctuations in TRR and TRA that result from the volatile nature of IFC's portfolio.

IFC operates under a number of key financial policies approved by its Board of Directors, as detailed below:

- Capital Adequacy Policy - IFC is required to maintain a minimum level of total resources (including paid-in capital, total loss reserves and retained earnings, net of designations) equal to total potential losses for all on- and off-balance sheet exposures estimated at levels consistent with maintaining a triple-A rating.
- Leverage Policy - IFC's outstanding debt plus guarantees held must not exceed four times its net worth.
- Liquidity Policy - Minimum liquidity (liquid assets plus undrawn borrowing commitments from IBRD) must be sufficient at all times to cover at least 45% of IFC's estimated net cash requirements for the next three years.
- External Funding Policy - IFC maintains a minimum level of liquidity, consisting of proceeds from external funding, covering at least 65% of the sum of: (i) 100% of committed but undisbursed straight senior loans; (ii) 30% of committed guarantees; and (iii) 30% of committed client risk management products.
- Matched Funding Policy - Loans are funded with liabilities that have similar characteristics in terms of interest rate basis, currency, and duration, except for new products, approved by the Board of Directors, involving asset-liability mismatches.

In order to safeguard its brand, IFC pays close attention to potential adverse reputational impact, as negative perceptions of stakeholders or the general public may adversely impact its ability to carry out its business effectively. In determining which engagements and activities to pursue, IFC assesses whether any potential adverse impact to its reputation is in balance with the potential development impact and financial returns.

The key tool used by IFC for managing reputational impact is effective communication. Communication activities are coordinated by the World Bank Group's External and Corporate Relations Vice Presidency. This unit provides advice on strategic and crisis communications for managing potential and actual reputational impacts at both the corporate and project levels, throughout the project life cycle. It is also responsible for external and internal communications, campaigns, civil society engagement, brand marketing, and web, social, and other media. It collaborates across IFC and the World Bank Group to develop and implement effective communications strategies that strengthen the IFC brand.

CREDIT RISK MANAGEMENT

DEFINITION AND SCOPE OF CREDIT RISK

IFC defines credit risk as the risk of loss of principal or loss of an expected financial return due to credit events such as a default or downgrade in credit ratings or otherwise failure to meet a contractual obligation that results in financial loss. IFC is exposed to credit risk primarily in its loan portfolio, and in the form of counterparty credit risk in its Treasury portfolios.

INVESTMENT OPERATIONS

Credit risk in investment projects is actively managed throughout the project life cycle. Investment teams are responsible for gathering the necessary information from the client to verify the financial viability of the project, and for assigning a credit risk rating (CRR) at defined stages in the project approval process. The CRR, the investment size and the product type determine the authority level required for transaction approval. All projects are subject to independent credit assessment by a credit officer within the independent risk oversight function, who participates in the project approval process. Projects are approved with reference to a number of operational and prudential limits approved by the Corporate Risk Committee, including limits related to single project or client exposure, single country exposure, and sector concentration; these are detailed below:

- IFC's total exposure to a country is measured as the amount of economic capital required to support its investment portfolio in that country. Exposure limits are set for each country based on the size of its economy and its risk rating. Sub-limits apply for certain sector exposures within a country.
- IFC's total exposure to a single client or client group may not exceed stipulated economic capital and nominal limits based on the CRR for the client.
- Individual Investment Limits are applied at the individual project or client level to prevent excessive concentrations.
- Preferential debt exposure to a country is limited by reference to its total medium and long-term external debt.
- IFC's total equity and quasi-equity exposure (outstanding exposure net of specific reserve) shall not exceed IFC's net worth.

The quality of IFC's investment projects is actively monitored after commitment. CRRs are reviewed regularly for every project, and updated if necessary. In addition, the independent corporate portfolio team monitors and assesses the health of the portfolio, including through stress testing of exposure to emerging risks.When projects get into difficulty, rapid response is the key to recovery. Seasoned professionals from IFC's Department of Special Operations provide focused attention on portfolio projects that require more sophisticated workout and restructuring.

The credit risk of loans is quantified in terms of the probability of default, loss given default and exposure at risk. These risk parameters are used to determine risk based economic capital for capital adequacy, capital allocation and internal risk management purposes, as well as for setting general loan loss reserves and limits.

TREASURY OPERATIONS

IFC's manages its exposures to counterparties in its Treasury operations to mitigate potential losses from the failure by a counterparty to fulfill its contractual obligations. Conservative counterparty eligibility criteria are set by Authorizations from the Board of Directors and by Directives approved by IFC's senior management. Eligible counterparties are predominantly banks and financial institutions with high quality credit ratings issued by leading international credit rating agencies. Details of applicable financial policies and guidelines are given below:

- Counterparties are selected based on standard eligibility criteria, with a tenor limit for deposits and repos.
- Counterparties for derivative instruments are restricted to banks and financial institutions with high quality credit ratings from leading international credit rating agencies; for the sole purpose of funding local currency loans, eligibility is extended to central banks and select local banks.
- Exposures to individual counterparties are subject to exposure limits. For derivatives, exposure is measured in terms of total potential exposure based on replacement cost.
- IFC signs collateral agreements with counterparties that require the posting of collateral when net mark-to-market exposures exceed certain predetermined thresholds.
- For exchange-traded instruments, credit risk is limited by restricting transactions to a list of authorized exchanges, contracts and dealers, and by placing limits on IFC's position in each contract.

FY14 CREDIT RISK COMMENTARY

INVESTMENT OPERATIONS

Selected indicators of credit risk exposure in IFC's loan portfolio, together with the five-year trend of non-performing loans (NPLs), are given below:

IFC Loan Portfolio Credit Risk Indicators

INDICATOR	June 30, 2014	June 30, 2013	Change
NPLs as % of disbursed loan portfolio[10]	5.1%	5.3%	Down 0.2%
Principal amount outstanding on NPLs	$1,342 million	$1,272 million	Up $70 million
Total reserves against losses on loans	$1,686 million	$1,628 million	Up $58 million
Total reserves against losses on loans as % of disbursed loan portfolio	6.9%	7.2%	Down 0.3%
Total reserves against losses on guarantees	$22 million	$17 million	Up $5 million

NPLs as % of Disbursed Loan Portfolio


$ millions
% of disbursed loans
1,600
1,400
1,200
1,000
800
600
400
200
-
$ millions
6.0
5.0
4.0
3.0
2.0
1.0
-
% of disbursed loans
FY10
FY11
FY12
FY13
FY14

Although the weighted average loan CRR was substantially unchanged between June 30, 2013 and June 30, 2014, the absolute amount and ratio of NPLs has increased, as a result of deterioration in the quality of a small number of IFC's loan portfolio as opposed to a braod-based deterioration in the overall loan portfolio. Weighted average CRRs on loans have been broadly stable for the past three years.

TREASURY OPERATIONS

Treasury operations counterparties remain well diversified by sector and geography. In accordance with its agreements with counterparties, at June 30, 2014, IFC held $1,046 million in collateral for changes in mark-to-market exposures on open trades (June 30, 2013 - $1.274 million).

[10] A non-GAAP measure that includes loan-like debt securities.

MARKET RISK MANAGEMENT

DEFINITION AND SCOPE OF MARKET RISK

IFC defines market risk as the risk of losses in positions arising from movements in market prices. IFC's exposure to market risk is largely mitigated by its matched funding policy, whereby it uses derivative instruments to convert loans funded from market borrowings, and the market borrowings themselves, into floating rate US dollar assets and liabilities with similar duration. Similarly, market risk resulting from derivative transactions with clients, to facilitate clients' risk management, is typically mitigated by entering into offsetting positions with highly rated market counterparties. IFC's residual exposure to market risk arises primarily from its listed and unlisted equity investments in emerging markets, from its Treasury liquid asset portfolios, and also from its aggregate asset and liability management.

EQUITY INVESTMENTS

The risk of loss in value of IFC's emerging markets equity investments is mitigated primarily by applying the same limits framework, decision making process and portfolio management methods as described above for its lending operations. Overall guidance on IFC's strategy in equity investments, equity portfolio management and asset allocation is provided by the Corporate Equity Committee, a subcommittee of the Management Team. IFC has a long time horizon for its equity investments and accepts the short term price volatility of these investments, which can be significant.

LIQUID ASSET PORTFOLIOS

Market risk in IFC's liquid assets portfolios is managed to the chosen risk profile of the respective portfolio benchmarks, using derivative and other financial instruments such as over-the-counter foreign exchange forward agreements, interest rate and currency swaps, and exchange-traded interest rate futures and options. Overall market risk exposure is also subject to daily monitoring, based on directives approved by the Corporate Risk Committee, limiting interest rate and spread risk, foreign exchange exposure and value-at-risk.

ASSET-LIABILITY MANAGEMENT

While IFC's matched-funding policy mitigates most currency and interest rate risk, IFC is still exposed to residual market risks in the market borrowings-funded portion of the balance sheet. Residual currency risk arises from factors such as changes in the level of reserves for losses on non-US dollar loans. The aggregate position in each lending currency is monitored on a daily basis and the risk is managed within a range of +/- $5 million equivalent in each currency. Residual interest rate risk may arise from differing interest rate reset dates on assets and liabilities, or from assets that are fully match-funded at inception, but become mismatched over time due to write-downs, prepayments, or rescheduling. The residual interest rate risk is managed by measuring the sensitivity of the present value of assets and liabilities in each currency to a one basis point change in interest rates and managing exposures on a daily basis to within a potential change in value of +/- $50,000.

FY14 MARKET RISK COMMENTARY

IFC's liquid asset investments portfolios have minimal interest rate risk due to their short tenor benchmarks, and because deviations from those benchmarks are small. The overall level of market risk in IFC's Treasury operations declined in FY14 due to decreasing volatility of Sovereign interest rates over the course of FY14. Interest rate, foreign exchange, and spread risk are all carefully controlled on a daily basis using a system of limits that remained in compliance during FY14.

FY14 began shortly after the "taper tantrum" in U.S. markets that was triggered by the Federal Open Market Committee's announced intention to reduce the volume of securities it would purchase. Interest rates rose over the course of the first half of FY14; however, weaker-than-expected growth in the first quarter of the calendar year and continued easy monetary policies from the European Central Bank and Bank of Japan supported global bond markets in the second half of FY14. Equity markets reached new highs in the second half of FY14 supported by the aforementioned monetary policies, stronger-than-expected earnings, and increased Mergers and Acquisitions activity. In addition, option-implied volatilities have for equities and fixed-income to their lowest levels in years. Strong equity markets and low volatility supported credit markets, and the liquid asset portfolios benefitted from this improvement in the markets and continued to hold significant positions in ABS, RMBS and CMBS throughout the fiscal year.

Emerging market equity valuations increased early in FY14, but the gains were subsequently reversed, resulting in flat returns for the first seven months, contrasting with the gains seen in developed markets. The last five months of the fiscal year saw steady increases in valuations, equaling or exceeding the gains in developed markets. By the end of the year, the emerging markets total return index came close to the highs of 2007 and 2011. Meanwhile emerging market currencies weakened slightly over the fiscal year, and equity market volatilities ended the year at very low levels. Against this background, IFC's equity valuations increased during the fiscal year as a whole, with higher volatility during the first part of the year, followed by a more steady increase in values in the latter part. IFC continued to be selective at entry and actively managed its portfolio through close monitoring, quarterly portfolio reviews and oversight from the Corporate Equity Committee. Active management enabled the Corporation to turn over its portfolio significantly in FY14 and achieve a solid level of overall profitability from its equity investment activities.

During FY14 IFC enhanced its economic capital framework for Treasury. The new methodology decomposes the main components of risk for which capital is held. The market risk component incorporates stressed inputs for risk factors, as well the potential impact of credit downgrades. The methodology also incorporates charges related to the credit default risk of derivatives counterparties.

LIQUIDITY RISK MANAGEMENT

IFC defines liquidity risk as the risk of a financial loss arising from the inability to liquidate financial assets or to raise additional funds in the expected time frame to meet contractual obligations. IFC faces liquidity risk in its core development finance activities because its investments are predominantly illiquid in nature, due to the lack of capital flows, the infrequency of transactions, and the lack of price transparency in many emerging markets. To offset this risk, IFC maintains substantial liquid asset portfolios funded by market borrowings.

LIQUID ASSET PORTFOLIOS

Liquidity risk in the liquid asset portfolios is addressed by strict eligibility criteria defined in directives approved by the Corporate Risk Committee. Examples include minimum sizes for bond issuances, and limits on single bond issue concentration and on the percentage of total bond issuance held by IFC. Consequently, a significant portion of the liquid assets is invested in highly liquid securities such as high quality sovereign, sovereign-guaranteed, and supranational fixed income instruments, and in short term investments such as money market mutual funds. IFC expects to continue to be able to realize these assets as needed to meet its cash requirements, even in a liquidity crisis.

FUNDING

IFC's funding operations ensure that IFC has the funds it needs for its lending operations, and that it has sufficient liquidity to safeguard its triple-A rating and fulfill IFC's counter-cyclical role. IFC is able to access a variety of funding markets, including the US dollar benchmark market, the Australian dollar market and the Japanese retail market. IFC's Discount Note Program complements IFC's traditional funding sources by providing swift access to funded liquidity. IFC's triple-A rating is critical to the Corporation's ability to maintain its cost of funds. Regular issuance in a variety of markets serves to sustain investor confidence and maintain a diversified investor base.

FY14 LIQUIDITY RISK COMMENTARY

On June 30, 2014, IFC's liquid asset portfolios totaled $33.7 billion (June 30, 2013 - $31.2 billion). The externally funded liquidity ratio was 359%, above the required minimum of 65% and the Corporation's overall liquidity as a percentage of next three years' estimated net cash needs stood at 78%, above the minimum requirement of 45%. During FY14, IFC raised $15.3 billion in market borrowings, net of derivatives (FY13 - $12.8 billion). The outstanding balance under the Discount Note Program at June 30, 2014 was $1.3 billion (June 30, 2013 - $1.3 billion).

OPERATIONAL RISK MANAGEMENT

Consistent with the Basel Framework, IFC defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events.

IFC's Operational Risk Management (ORM) program is based on a directive approved by the Corporate Risk Committee during FY10. This directive establishes the approach and roles and responsibilities for operational risk management in the Corporation. IFC's ORM approach is designed to ensure that operational risks are identified, assessed, and managed so as to minimize potential adverse impacts, and to enable Senior Management to determine which risks IFC will accept, mitigate or transfer. IFC seeks to mitigate key risks by maintaining a comprehensive set of processes and internal controls.

IFC utilizes risk transfer mechanisms, including insurance, at both the project and the institutional levels for mitigation of low frequency and high severity operational risks. At both levels, IFC identifies and evaluates risks, determines available contractual transfer and insurance options, implements the optimal structure, and tracks its effectiveness over time. IFC also insures its corporate assets and operations against catastrophic losses where commercially viable.

FY14 OPERATIONAL RISK COMMENTARY

IFC is continuing a multiyear effort to further develop and implement enhanced methodologies for identifying, measuring, monitoring and managing operational risk in its key activities. IFC continued the program established in FY12 for obtaining annual written assertions on operational risk management by Vice Presidents and Directors. IFC also continues to focus on its preparedness to react to an emergency situation that could disrupt its normal operations.

BUSINESS RISK MANAGEMENT

DEFINITION AND SCOPE OF BUSINESS RISK

Business risk is risk that is specific to IFC given its mission and strategy, and that is not covered by other risk dimensions. It has the following components, which are described in the paragraphs below together with the specific risk mitigation measures that are adopted: environment and social; corporate governance; integrity; conflict of interest; and external financing.

ENVIRONMENT AND SOCIAL RISK

Environment and social risk is the risk that IFC does not effectively engage and influence clients to fulfill the requirements of the Performance Standards on Environmental and Social Sustainability, potentially causing harm to people or the environment. The Performance Standards form part of IFC's Sustainability Framework, articulating the Corporation's strategic commitment to sustainable development:

- The Performance Standards guide clients on sustainable business practices, including continually identifying and managing risks through: analytical work such as environmental and social assessments; stakeholder engagement; and client disclosure obligations in relation to project-level activities.
- The Policy on Environmental and Social Sustainability describes IFC's commitments, roles and responsibilities in relation to environmental and social sustainability.
- IFC's Access to Information Policy reflects the Corporation's commitment to transparency and good governance and outlines institutional disclosure obligations.

IFC uses the Sustainability Framework along with other strategies, policies and initiatives to focus business activities on achieving the Corporation's development objectives. All project teams are required to record expectations of development outcomes with time-bound targets using standard indicators. These indicators are tracked and performance is rated on an annual basis for the duration of every project.

CORPORATE GOVERNANCE RISK

Corporate governance risk is the risk that IFC's clients have inefficient or ineffective corporate governance practices, leading to adverse reputational or financial impact on IFC. IFC manages corporate governance risk primarily by conducting a structured evaluation of every investment project, covering the following five areas:

- Effectiveness of the Board of Directors;
- Sufficiency of internal controls, audit, risk management and compliance;
- Adequacy of financial disclosure;
- Adequacy of shareholders' rights; and
- Demonstration of the client's commitment to implement high quality corporate governance policies and practices.

The findings from these assessments are taken into account in the decision on whether to proceed with the project.

INTEGRITY RISK

Integrity risk is the risk of engaging with external institutions or persons whose background or activities may have adverse reputational and/or financial impact on IFC. IFC works with a wide range of partners in both Investment Operations and Advisory Services, from multi-national to small companies, and from government institutions to Non-Governmental Organizations. Thus, each transaction or service opportunity presents unique integrity risks, affected by different factors including the structure and duration of the engagement. IFC has defined procedures for conducting Integrity Due Diligence (IDD), used for:

- Uncovering integrity risk issues related to a project or engagement and the institutions and persons involved;
- Evaluating and assessing integrity risks, deciding on whether to mitigate or to accept the risks, and determining next steps, which may include IFC senior management and Board approval;
- Documenting results and appropriately classifying documentation; and
- Monitoring integrity risks and updating documentation throughout the life of the project or engagement.

CONFLICT OF INTEREST RISK

Conflict of interest risk is the risk that a decision or action taken by IFC in one capacity may be influenced by, or otherwise incompatible with, interests IFC may have in another capacity. Given the nature and scope of products and services that IFC provides to its clients in furtherance of its development mandate, and the different roles played by other member institutions of the World Bank Group, actual or perceived conflicts of interest can arise in the normal course of its activities. IFC recognizes that adverse reputational, client relationship and other implications can arise if such conflicts are not managed. IFC has implemented processes to manage these conflicts, directed at identifying and mitigating them using measures tailored to the particular circumstances.

EXTERNAL FINANCING RISK

As well as using its own resources to invest in and provide advice to clients, IFC raises additional funds from public and private sector investors, lenders and donors through several different mechanisms. External financing risk is the risk that when entrusted with oversight of such funds, IFC does not act in the best interests of the third parties involved.

To mitigate this risk, IFC works within agreed frameworks establishing IFC's responsibilities and obligations with respect to the third parties. For example, where financing to clients is mobilized through B Loans or the MCPP, the specialized Syndications Department follows defined processes to identify co-financiers, advise on structuring, and monitor compliance with investment agreements. In some cases, financing from third parties, including donors, is administered through trust funds. A separate unit within IFC follows predefined procedures for clearing all IFC trust fund proposals and agreements and overseeing IFC's trust fund portfolio. Finally, AMC was created as a subsidiary to provide for an independent governance process making decisions for the benefit of investors in funds managed by AMC.

FY14 BUSINESS RISK COMMENTARY

During FY14 IFC implemented enhanced IDD procedures to formalize existing best practices and bring more consistency, better accountability, and more efficient decision making to the IDD process. Key changes included: the mandatory referral of all projects with certain integrity issues to a centralized unit with expertise in integrity risk; a defined escalation process for integrity risk issues that require additional review by management; and periodic monitoring of the IDD work done by IFC staff. The implementation of these enhancements was accompanied by the issuance of new guidelines that instruct staff on assessing integrity risks, and mandatory training on IDD for all staff in Investment Operations and Advisory Services.

VI. CRITICAL ACCOUNTING POLICIES

Note A to IFC's FY14 Consolidated Financial Statements contain a summary of IFC's significant accounting policies, including a discussion of recently adopted accounting standards and accounting and financial reporting developments. Certain of these policies are considered to be "critical" to the portrayal of IFC's financial condition and results of operations, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain.

These policies include:

- Determining the level of reserves against losses in the loan portfolio;
- Determining the level and nature of impairment for equity investments and debt securities carried at fair value with changes in fair value being reported in other comprehensive income (OCI) and for equity investments accounted for at cost less impairment (where impairment is determined with reference to fair value);
- Determining the fair value of certain equity investments, debt securities, loans, liquid assets, borrowings and derivatives, which have no quoted market prices and are accounted for at fair value; and
- Determining the future pension and postretirement benefit costs and obligations using actuarial assumptions based on financial market interest rates, past experience, and management's best estimate of future benefit cost changes and economic conditions.

Many of IFC's financial instruments are classified in accordance with the fair value hierarchy established by accounting standards for fair value measurements and disclosures where the fair value and/or impairment is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable.

RESERVE AGAINST LOSSES ON LOANS

IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. The reserve against losses for impaired loans reflects management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate. The reserve against losses for loans also includes an estimate of probable losses on loans inherent in the portfolio but not specifically identifiable. The reserve is established through periodic charges to income in the form of a provision for losses on loans. Loans written off, as well as any subsequent recoveries, are recorded through the reserve.

The assessment of the adequacy of reserves against losses for loans is highly dependent on management's judgment about factors such as its assessment of the financial capacity of borrowers, geographical concentration, industry, regional and macroeconomic conditions, and historical trends. Due to the inherent limitation of any particular estimation technique, management utilizes a capital pricing and risk framework to estimate the probable losses on loans inherent in the portfolio but not specifically identifiable. This Board of Directors-approved framework uses actual loan loss history and aligns the loan loss provisioning framework with IFC's capital adequacy framework.

The reserve against losses on loans is separately reported in the consolidated balance sheet as a reduction of IFC's total loans. Increases or decreases in the reserve level are reported in the income statement as provision for losses or release of provision for losses on loans, and guarantees. The reserve against losses on loans relates only to the Investment services segment of IFC (see Note T to the FY14 Consolidated Financial Statements for further discussion of IFC's business segments).

OTHER-THAN-TEMPORARY IMPAIRMENTS ON EQUITY INVESTMENTS AND DEBT SECURITIES

IFC assesses all equity investments accounted for at fair value through OCI and all equity investments accounted for at cost less impairment for impairment each quarter. When impairment is identified and is deemed to be other-than-temporary, the equity investment is written down to its impaired value, which becomes the new cost basis in the equity investment. IFC generally presumes that all equity impairments are deemed to be other-than-temporary. Impairment losses on equity investments accounted for at cost less impairment are not reversed for subsequent recoveries in value of the equity investment until it is sold. Recoveries in value on equity investments accounted for at fair value through OCI that have been the subject of an other-than-temporary impairments are reported in OCI until sold.

IFC assesses all debt security investments accounted for at fair value through OCI for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if certain conditions are met (as detailed in Note A to IFC's FY14 Consolidated Financial Statements). However, if IFC does not intend to sell the debt security and it is not more likely than not that IFC will be required to sell the security, but the security has suffered a credit loss, the credit-related impairment loss is recognized in net income and the non-credit related loss is recognized in OCI.

VALUATION OF FINANCIAL INSTRUMENTS WITH NO QUOTED MARKET PRICES

IFC reports at fair value all of its derivative instruments, all of its liquid asset trading securities and certain borrowings, loans, equity investments and debt securities. In addition, various investment agreements contain embedded or stand-alone derivatives that, for accounting purposes, are separately accounted as either derivative assets or liabilities, including puts, caps, floors, and forwards. IFC classifies all financial instruments accounted for at fair value based on the fair value hierarchy established by accounting standards for fair value measurements and disclosures as described in more detail in Notes A and R to IFC's FY14 Consolidated Financial Statements.

Many of IFC's financial instruments accounted for at fair value are valued based on unadjusted quoted market prices or using models where the significant assumptions and inputs are market-observable. The fair values of financial instruments valued using models where the significant assumptions and inputs are not market-observable are generally estimated using complex pricing models of the net present value of estimated future cash flows. Management makes numerous assumptions in developing pricing models, including an assessment about the counterparty's financial position and prospects, the appropriate discount rates, interest rates, and related volatility and expected movement in foreign currency exchange rates. Changes in assumptions could have a significant impact on the amounts reported as assets and liabilities and the related unrealized gains and losses

reported in the income statement and statement of OCI. The fair value computations affect both the Investment services and Treasury segments of IFC (see Note T to the FY14 Consolidated Financial Statements for further discussion of IFC's business segments).

PENSION AND OTHER POSTRETIREMENT BENEFITS

IFC participates, along with IBRD and MIGA, in pension and postretirement benefit plans that cover substantially all of their staff members. All costs, assets and liabilities associated with the plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. The underlying actuarial assumptions used to determine the projected benefit obligations, the fair value of plan assets and the funded status associated with these plans are based on financial market interest rates, past experience, and management's best estimate of future benefit cost changes and economic conditions. For further details, please refer to Note W to the FY14 Consolidated Financial Statements.

VII. RESULTS OF OPERATIONS

OVERVIEW

The overall market environment has a significant influence on IFC's financial performance.

The main elements of IFC's net income and comprehensive income and influences on the level and variability of net income and comprehensive income from year to year are:

ELEMENTS	SIGNIFICANT INFLUENCES
Net income:	
Yield on interest earning assets	Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes on individual loans are also included in income from loans.
Liquid asset income	Realized and unrealized gains and losses on the liquid asset portfolios, which are driven by external factors such as: the interest rate environment; and liquidity of certain asset classes within the liquid asset portfolio.
Income from the equity investment portfolio	Global climate for emerging markets equities, fluctuations in currency and commodity markets and company-specific performance for equity investments. Performance of the equity portfolio (principally realized capital gains, dividends, equity impairments, gains on non-monetary exchanges and unrealized gains and losses on equity investments).
Provisions for losses on loans and guarantees	Risk assessment of borrowers and probability of default and loss given default.
Other income and expenses	Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, and the approved administrative and other budgets.
Gains and losses on other non-trading financial instruments accounted for at fair value	Principally, differences between changes in fair values of borrowings, including IFC's credit spread, and associated derivative instruments and unrealized gains associated with the investment portfolio including puts, warrants and stock options which in part are dependent on the global climate for emerging markets. These securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.
Grants to IDA	Level of the Board of Governors-approved grants to IDA.
Other comprehensive income:	
Unrealized gains and losses on listed equity investments and debt securities accounted for as available-for-sale	Global climate for emerging markets equities, fluctuations in currency and commodity markets and company-specific performance. Such equity investments are valued using unadjusted quoted market prices and debt securities are valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.
Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans	Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, staff expenses, past experience, and management's best estimate of future benefit cost changes and economic conditions.

IFC's net income for each of the past five fiscal years ended June 30, 2014 is presented below (US$ millions):


2,000
1,500
1,000
500
-
US$ millions
2010
2011
2012
2013
2014
Fiscal year ended June 30,

The following paragraphs detail significant variances between FY14 and FY13, and FY13 and FY12, covering the periods included in IFC's FY14 Consolidated Financial Statements. Certain amounts in FY13 and FY12 have been reclassified to conform to the current year's presentation. Where applicable, the following paragraphs reflect reclassified prior year comparative information. Such reclassifications had no effect on net income or total assets.

FY14 VERSUS FY13

NET INCOME

IFC reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA of $1,782 million in FY14, as compared to $909 million in FY13.

The increase in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA in FY14 when compared to FY13 was principally as a result of the following (US$ millions):

	Increase (decrease) FY14 vs FY13
Higher gains on equity investments and associated derivatives, net	$ 336
Lower other-than-temporary impairments on equity investments and debt securities	206
Lower provisions for losses on loans, guarantees and other receivables	155
Higher income from liquid asset trading activities	99
Other, net	77
Overall change	**$ 873**

Net unrealized losses on non-trading financial instruments accounted for at fair value totaled $43 million in FY14, $484 million lower than net gains of $441 million in FY13. Accordingly, IFC has reported income before grants to IDA of $1,739 million, $389 million higher than income before grants to IDA of $1,350 million in FY13.

Grants to IDA totaled $251 million in FY14, as compared to $340 million in FY13. Net gains attributable to non-controlling interest totaled $5 million in FY14 as compared to losses of $8 million in FY13. Accordingly, net income attributable to IFC totaled $1,483 million in FY14, as compared with a net income of $1,018 million in FY13.

A more detailed analysis of the components of IFC's net income follows.

INCOME FROM LOANS AND GUARANTEES, REALIZED GAINS AND LOSSES ON LOANS AND ASSOCIATED DERIVATIVES

IFC's primary interest earning asset is its loan portfolio. Income from loans and guarantees for FY14 totaled $1,065 million, compared with $996 million in FY13, an increase of $69 million.

The disbursed loan portfolio grew by $1,801 million, from $22,606 million at June 30, 2013 to $24,407 million at June 30, 2014. The weighted average contractual interest rate on loans at June 30, 2014 was 4.5%, unchanged from June 30, 2013. These factors combined resulted in $70 million higher interest income than in FY13. Commitment and financial fees were $5 million lower than in FY13. Recoveries of interest on loans removed from non-accrual status, net of reversals of income on loans placed in nonaccrual status were $33 million lower than in FY13. Non-monetary gains on loan sales were $11 million lower than in FY13. Income from IFC's participation notes over and above minimum contractual interest and other income were $20 million higher than in FY13. Realized gains on loans and associated derivatives were $28 million higher than in FY13.

INCOME FROM EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES

Income from the equity investment portfolio, including associated derivatives, increased by $557 million from $732 million in FY13 to $1,289 million in FY14.

IFC generated realized gains on equity investments and associated derivatives for FY14 of $1,013 million, as compared with $967 million for FY13, an increase of $46 million. IFC sells equity investments where IFC's developmental role was complete, and where pre-determined sales trigger levels had been met and, where applicable, lock ups have expired.

Total realized gains on equity investments are concentrated - in FY14, thirteen investments generated individual capital gains in excess of $20 million for a total of $733 million, or 72%, of the FY14 realized gains, compared to ten investments generating individual capital gains in excess of $20 million for a total of $562 million, or 58%, of the FY13 realized gains.

Dividend income totaled $274 million, as compared with $248 million in FY13, an increase of $26 million. Dividend income in FY14 included returns from four unincorporated joint ventures (UJVs) in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $19 million, as compared with $36 million from four such UJVs in FY13.

Other-than-temporary impairments on equity investments totaled $268 million in FY14 ($161 million on equity investments accounted for as available-for-sale; and $107 million on equity investments accounted for at cost less impairment), as compared with $441 million in FY13 ($289 million on equity investments accounted for as available-for-sale; and $152 million on equity investments accounted for at cost less impairment). In FY14, one investment generated individual other-than-temporary impairments in excess of $20 million for a total of $34 million. In FY13, three investments generated individual other-than-temporary impairments in excess of $20 million for a total of $90 million. Lower impairments in FY14 when compared to FY13, reflected the recovery in main emerging equity markets in FY14, following the market corrections that occurred in the second half of FY13 that led to significantly larger impairments of $297 million in the second half of FY13.

Net unrealized gains on equity investments and associated derivatives in FY14 totaled $256 million, as compared with net unrealized losses of $34 million in FY13. One investment accounted for $181 million of the unrealized gains in FY14 and $145 million in the three months ended June 30, 2014 (FY14 Q4). Six investments in equity funds accounted for $31 million of the unrealized losses in FY14. In FY13 one investment accounted for $217 million of the unrealized gains. Seven investments in equity funds accounted for $162 million of the unrealized losses in FY13. Individual investments in such funds provided a significant component of such unrealized gains and losses.

INCOME FROM DEBT SECURITIES AND REALIZED GAINS AND LOSSES ON DEBT SECURITIES AND ASSOCIATED DERIVATIVES

Income from debt securities and realized gains and losses on debt securities and associated derivatives increased to $89 million in FY14 from $69 million in FY13, an increase of $20 million. The largest components of the increase were lower other-than-temporary impairments ($33 million) in FY14 when compared with FY13. Realized gains on debt securities were $13 million lower in FY14 as compared to FY13.

PROVISION FOR LOSSES ON LOANS AND GUARANTEES AND OTHER RECEIVABLES

The quality of IFC's loan portfolio, as measured by average country risk ratings and average credit risk ratings was substantially unchanged during FY14. By another measure, non-performing loans increased from $1,272 million of the disbursed loan portfolio at June 30, 2013 to $1,342 million at June 30, 2014. IFC recorded provision for losses on loans, guarantees and other receivables of $88 million in FY14 ($127 million of specific provisions for losses on loans, $44 million release of portfolio provisions for losses on loans, and $5 million of provision for losses on guarantees and other receivables) as compared to provisions for losses of $243 million in FY13 ($298 million of specific provisions for losses on loans, $49 million release of portfolio provisions for losses on loans and $6 million release of provision for losses on guarantees and other receivables).

On June 30, 2014, IFC's total reserves against losses on loans were 6.9% of the disbursed loan portfolio (7.2% at June 30, 2013).

Specific reserves against losses at June 30, 2014 of $838 million ($741 million at June 30, 2013) are held against impaired loans of $1,725 million ($1,403 million at June 30, 2013), a coverage ratio of 49% (53%).

INCOME FROM LIQUID ASSET TRADING ACTIVITIES

The liquid assets portfolio, net of derivatives and securities lending activities, increased from $31.2 billion at June 30, 2013, to $33.7 billion at June 30, 2014. Income from liquid asset trading activities totaled $599 million in FY14 ($500 million in FY13). In FY14 and FY13, all liquid asset portfolios outperformed their respective benchmarks.

Interest income in FY14 totaled $533 million. In addition, the portfolio of ABS and MBS experienced fair value gains totaling $67 million in FY14. Holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $1 million of losses in FY14, a net gain of $66 million.

At June 30, 2014, trading securities with a fair value of $188 million are classified as Level 3 securities ($85 million on June 30, 2013).

CHARGES ON BORROWINGS

IFC's charges on borrowings decreased by $24 million, from $220 million in FY13 to $196 million in FY14, largely reflecting the lower US dollar interest rate environment partly offset by increased level of borrowings, when comparing FY14 and FY13. During FY14, IFC repurchased and retired $1.4 billion of its market borrowings ($0.4 billion in FY13). Charges on borrowings of $196 million in FY14 ($220 million in FY13) are reported net of gains on buybacks of $3 million ($11 million in FY13).

The weighted average rate of IFC's borrowings outstanding from market sources, after the effects of borrowing-related derivatives, and excluding short-term borrowings from market and other sources, remained as 0.4% at June 30, 2014, same as 0.4% at June 30, 2013. The size of the borrowings portfolio (excluding the short-term borrowings), net of borrowing-related derivatives and before fair value adjustments, increased by $3.9 billion during FY14 from $43.9 billion at June 30, 2013, to $47.8 billion at June 30, 2014.

OTHER INCOME

Other income of $461 million for FY14 was $20 million higher than in FY13 ($441 million). Other income in FY14 includes management fees and service fee reimbursements from AMC of $57 million ($40 million in FY13) and income from advisory services of $254 million ($239 million in FY13). In FY14, income from advisory services included $216 million contributed by donors ($210 million - FY13) and $38 million of fees from clients and administrative fees from donors ($29 million - FY13).

OTHER EXPENSES

Administrative expenses (the principal component of other expenses) increased by $43 million from $845 million in FY13 to $888 million in FY14, driven largely by a $21 million increase in Advisory services expenses included in Admisistrative expenses, and salary increases to staff and increases in staffing. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC's reimbursable program and expenses incurred in relation to workout situations (Jeopardy Projects) ($26 million in FY14 unchanged from FY13).

IFC recorded expenses from pension and other postretirement benefit plans in FY14 of $173 million, as compared with $173 million in FY13.

Advisory services expenses totaled $324 million in FY14 ($351 million in FY13). The decrease in advisory services expenses is principaly due to mainstreaming of advisory services expenses whereby administrative expenses related to advisory services are now reflected in Administartive expenses. Advisory services expenses included $216 million of funds contributed by donors that were utilized in the provision of advisory services in FY14 ($210 million - FY13).

NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS

As discussed in more detail in Note A to IFC's FY14 Consolidated Financial Statements, IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all swapped market borrowings; and (ii) unrealized gains and losses on certain loans, debt securities and associated derivatives, and (iii) substantially all market borrowings.

The resulting effects of fair value accounting for these non-trading financial instruments on net income in FY14 and FY13 are summarized as follows (US$ millions):

	FY14	FY13
Unrealized gains and losses on loans, debt securities and associated derivatives	$ **31**	$ 409
Unrealized gains and losses on market borrowings and associated derivatives, net	**(74)**	32
Net unrealized gains and losses on other non-trading financial instruments accounted for at fair value	**$ (43)**	$ 441

Changes in the fair value of IFC's market borrowings and associated derivatives, net, includes the impact of changes in IFC's own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter cash flow. IFC's policy is to generally match currency, amount and timing of cash flows on market borrowings with cash flows on associated derivatives entered into contemporaneously.

In FY13, interest rate levels remained stable through the first nine months of the year, then, in the last three months of FY13, bond markets weakened on the prospect of tighter liquidity conditions amid signs of accelerating US economic activity. Benchmark 5 year US$ interest rates jumped around 50 basis points during the last three months of FY13 causing large revaluation gains on IFC's portfolio of medium to long term borrowings, offset by losses on associated derivatives. Credit spreads for benchmark IFC USD issuance deteriorated by around 10 basis points in FY13 contributing to overall unrealized gains on market borrowings and associated derivatives of $32 million.

In FY14, modest revaluation losses were incurred on market borrowings, on balance, across funding currency portfolios that were not fully offset by gains on related economic hedges. The cost of economically hedging borrowing in US dollars after swaps was largely unchanged with respect to the US dollar benchmark in FY14 compared to FY13. The cost of economically hedging in Japanese yen and Australian dollars was moderately more expensive in FY14 than in FY13, while the cost of hedging the fair value of New Zealand dollar borrowings fell in FY14. As a result, IFC has reported net $74 million of unrealized losses on market borrowings and associated derivatives in FY14 ($32 of unrealized gains for the same period in FY13).

IFC reported net unrealized gains on loans, debt securities and associated derivatives (principally conversion features, warrants and interest rate and currency swaps economically hedging the fixed rate and/or non-US$ loan portfolio) of $31 million in FY14 ($409 million in FY13).

GRANTS TO IDA

During FY14, IFC recorded a grant to IDA of $251 million, as compared with $340 million in FY13.

OTHER COMPREHENSIVE INCOME

UNREALIZED GAINS AND LOSSES ON EQUITY INVESTMENTS AND DEBT SECURITIES

IFC's investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values are classified as available-for-sale, with unrealized gains and losses on such investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities reported in OCI are significantly impacted by (i) the global environment for emerging markets; and (ii) the realization of gains on sales of such equity investments and debt securities.

The net change in unrealized gains and losses on equity investments and debt securities in OCI can be summarized as follows:

		FY14		FY13
Net unrealized gains and losses on equity investments arising during the year:				
Unrealized gains	$	**882**	$	757
Unrealized losses		**(228)**		(396)
Reclassification adjustment for realized gains and other-than-temporary impairments included in net income		**(312)**		24
Net unrealized gains and losses on equity investments	$	**342**	$	385
Net unrealized gains and losses on debt securities arising during the year				
Unrealized gains	$	**154**	$	194
Unrealized losses		**(93)**		(201)
Reclassification adjustment for realized gains, non-credit related portion of impairments which were recognized in net income and other-than-temporary included in net income		**(16)**		29
Net unrealized gains and losses on debt securities	$	**45**	$	22
Total unrealized gains and losses on equity investments and debt securities	$	**387**	$	407

UNRECOGNIZED NET ACTUARIAL GAINS AND LOSSES AND UNRECOGNIZED PRIOR SERVICE COSTS ON BENEFIT PLANS

Changes in the funded status of pension and other postretirement benefit plans are recognized in OCI, to the extent they are not recognized in net income under periodic benefit cost for the year.

During FY14, IFC experienced a loss of $269 million primarily due to $244 million of unrecognized net actuarial losses, resulting largely from the decrease in the discount rates used to determine the projected benefit obligations. The discount rate assumptions used to determine the projected benefit obligation for the Staff Retirement Plan and Post-Employment Benefits Plan decreased from 4.6% at June 30, 2013 to 4.2% at June 30, 2014 and from 4.5% at June 30, 2013 to 4.3% at June 30, 2014, respectively.

FY13 VERSUS FY12

NET INCOME

IFC reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA of $909 million in FY13, as compared to $2,013 million in FY12.

The decrease in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA in FY13 when compared to FY12 was principally as a result of the following (US$ millions):

		Increase (decrease) FY13 vs FY12
Lower gains on equity investments and associated derivatives, net	$	(1,033)
Higher provisions for losses on loans, guarantees and other receivables		(126)
Lower foreign currency transaction gains and losses on non-trading activities		(110)
Higher advisory services expenses, net		(91)
Higher expense from pension and other postretirement benefit plans		(77)
Higher income from liquid asset trading activities		187
Lower other-than-temporary impairments on equity investments and debt securities		232
Other, net		(86)
Overall change	$	**(1,104)**

Net unrealized gains on non-trading financial instruments accounted for at fair value totaled $441 million in FY13, $796 million higher than net losses of $355 million in FY12. Accordingly, IFC has reported income before grants to IDA of $1,350 million, $308 million lower than income before grants to IDA of $1,658 million in FY12.

Grants to IDA totaled $340 million in FY13, as compared to $330 million in FY12. Net loss attributable to non-controlling interest totaled $8 million in FY13 as compared to $0 in FY12. Accordingly, net income attributable to IFC totaled $1,018 million in FY13, as compared with a net income of $1,328 million in FY12.

A more detailed analysis of the components of IFC's net income follows.

INCOME FROM LOANS AND GUARANTEES, REALIZED GAINS AND LOSSES ON LOANS AND ASSOCIATED DERIVATIVES

IFC's primary interest earning asset is its loan portfolio. Income from loans and guarantees for FY13 totaled $996 million, compared with $993 million in FY12, an increase of $3 million.

The disbursed loan portfolio grew by $1,563 million, from $21,043 million at June 30, 2012 to $22,606 million at June 30, 2013. The weighted average contractual interest rate on loans at June 30, 2013 was 4.5%, versus 4.7% at June 30, 2012. These factors combined resulted in $90 million higher interest income than in FY12. Commitment and financial fees were $28 million higher than in FY12. Recoveries of interest on loans removed from non-accrual status, net of reversals of income on loans placed in nonaccrual status were $26 million lower than in FY12. There were no gains on sale of loans in FY13 as compared to $2 million in FY12. Income from IFC's participation notes over and above minimum contractual interest and other income were $3 million lower than in FY12. Realized gains on loans and associated derivatives were $84 million lower than in FY12.

INCOME FROM EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES

Income from the equity investment portfolio, including associated derivatives, decreased by $816 million from $1,548 million in FY12 to $732 million in FY13.

IFC generated realized gains on equity investments and associated derivatives for FY13 of $967 million, as compared with $2,015 million for FY12, a decrease of $1,048 million. IFC sells equity investments where IFC's developmental role was complete, and where pre-determined sales trigger levels had been met and, where applicable, lock ups have expired.

Total realized gains on equity investments and associated derivatives are concentrated - in FY13, 10 investments generated individual capital gains in excess of $20 million for a total of $562 million, or 58%, of the FY13 realized gains, compared to 11 investments generating individual capital gains in excess of $20 million for a total of $1,821 million, or 90%, of the FY12 realized gains.

Dividend income totaled $248 million, as compared with $274 million in FY12, a decrease of $26 million. The decrease was largely due to a one time dividend from one investment in FY12 in the amount of $41 million that did not recur in FY13. Dividend income in FY13 included returns from four unincorporated joint ventures (UJVs) in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $36 million, as compared with $43 million from three such UJVs in FY12.

Other-than-temporary impairments on equity investments totaled $441 million in FY13 ($289 million on equity investments accounted for as available-for-sale; and $152 million on equity investments accounted for at cost less impairment), as compared with $692 million in FY12 ($420 million on equity investments accounted for as available-for-sale; and $272 million on equity investments accounted for at cost less impairment). In FY13, three investments generated individual other-than-temporary impairments in excess of $20 million for a total of $90 million. In FY12, eight investments generated individual other-than-temporary impairments in excess of $20 million for a total of $298 million. Other-than temporary impairments on equity investments in FY13 were concentrated in the last three months of FY13, reflecting the weaker performance of emerging markets equities in general. Such impairments totaled $201 million in the last three months of FY13, as compared to $240 million in the first nine months of FY13.

Net unrealized losses on equity investments and associated derivatives in FY13 totaled $34 million, as compared with net unrealized losses of $49 million in FY12. One investment accounted for $217 million of unrealized gains in FY13. Seven investments in equity funds accounted for $162 million of the unrealized losses in FY13. Seven investments in equity funds accounted for $146 million of the unrealized losses in FY12. Individual investments in such Funds provided a significant component of such unrealized gains and losses.

INCOME FROM DEBT SECURITIES AND REALIZED GAINS AND LOSSES ON DEBT SECURITIES AND ASSOCIATED DERIVATIVES

Income from debt securities and realized gains and losses on debt securities and associated derivatives decreased to $69 million in FY13 from $71 million in FY12, a decrease of $2 million. The largest components of the decrease were higher other-than-temporary impairments ($19 million) offset by higher realized gains ($18 million) in FY13 as compared to FY12.

PROVISION FOR LOSSES ON LOANS AND GUARANTEES AND OTHER RECEIVABLES

The quality of IFC's loan portfolio, as measured by average country risk ratings and average credit risk ratings was substantially unchanged during FY13. By another measure, non-performing loans increased from $859 million (4.1%) of the disbursed loan portfolio at June 30, 2012 to $1,272 million (5.6%) at June 30, 2013. IFC recorded provision for losses on loans, guarantees and other receivables of $243 million in FY13 ($298 million of specific provisions for losses on loans, $49 million release of portfolio provisions for losses on loans, and $6 million release of provision for losses on guarantees and other receivables) as compared to provisions for losses of $117 million in FY12 ($76 million of specific provisions for losses on loans, $39 million of portfolio provisions for losses on loans and $2 million of provision for losses on guarantees and other receivables).

On June 30, 2013, IFC's total reserves against losses on loans were 7.2% of the disbursed loan portfolio (6.6% at June 30, 2012).

Specific reserves against losses at June 30, 2013 of $741 million ($447 million at June 30, 2012) are held against impaired loans of $1,403 million ($923 million at June 30, 2012), a coverage ratio of 53% (48%).

INCOME FROM LIQUID ASSET TRADING ACTIVITIES

The liquid assets portfolio, net of derivatives and securities lending activities, increased from $30.4 billion at June 30, 2012, to $31.2 billion at June 30, 2013. Income from liquid asset trading activities totaled $500 million in FY13 ($313 million in FY12). In FY13 and FY12, all liquid asset portfolios outperformed their respective benchmarks, except for the P4 portfolio (which has a Net Asset Value (NAV) of $769 million and marginally underperformed).

Interest income in FY 13 totaled $430 million. In addition, the portfolio of ABS and MBS experienced fair value gains totaling $161 million in FY13. Holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $91 million of losses in FY13, a net gain of $70 million.

CHARGES ON BORROWINGS

IFC's charges on borrowings increased by $39 million, from $181 million in FY12 to $220 million in FY13, largely reflecting the increased level of borrowings partly set off by lower US dollar interest rate environment, when comparing FY13 and FY12. During FY13, IFC bought back $0.4 billion of its market borrowings ($0.6 billion in FY12). Charges on borrowings of $220 million in FY13 ($181 million in FY12) are reported net of gains on buybacks of $11 million ($19 million in FY12).

The weighted average rate of IFC's borrowings outstanding from market sources, after the effects of borrowing-related derivatives, and excluding short-term borrowings issued under the Discount Note Program, declined during the year from 0.7% at June 30, 2012 to 0.4% at June 30, 2013. The size of the borrowings portfolio (excluding the short-term Discount Note Program), net of borrowing-related derivatives and before fair value adjustments, increased by $3.2 billion during FY13 from $40.7 billion at June 30, 2012, to $43.9 billion at June 30, 2013.

OTHER INCOME

Other income of $441 million for FY13 was $7 million lower than in FY12 ($448 million). Other income in FY13 includes management fees and service fee reimbursements from AMC of $40 million ($28 million in FY12) and income from advisory services of $239 million ($269 million in FY12). In FY13, income from advisory services included $210 million contributed by donors ($189 million - FY12) and $29 million of fees from clients and administrative fees from donors ($25 million - FY12).

OTHER EXPENSES

Administrative expenses (the principal component of other expenses) increased by $47 million from $798 million in FY12 to $845 million in FY13, driven largely by a 6.7% increase in staffing and, to a lesser extent, salary increases to existing staff. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC's reimbursable program and expenses incurred in relation to workout situations (Jeopardy Projects) ($26 million in FY13, as compared with $22 million in FY12).

IFC recorded expenses from pension and other postretirement benefit plans in FY13 of $173 million, as compared with $96 million in FY12, an increase driven by actuarial assumptions related to the funding status of the various benefit plans at June 30, 2012.

Advisory services expenses totaled $351 million in FY13 ($290 million in FY12). Advisory services expenses included $210 million of funds contributed by donors that were utilized in the provision of advisory services in FY13 ($189 million - FY12).

NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS

As discussed in more detail in Note A to IFC's FY13 Consolidated Financial Statements, IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all swapped market borrowings; and (ii) unrealized gains and losses on certain loans, debt securities and associated derivatives, and (iii) substantially all market borrowings.

The resulting effects of fair value accounting for these non-trading financial instruments on net income in FY13 and FY12 are summarized as follows (US$ millions):

	FY13	FY12
Unrealized gains and losses on loans, debt securities and associated derivatives	$ **409**	$ (149)
Unrealized gains and losses on market borrowings and associated derivatives, net	**32**	(206)
Net unrealized gains and losses on other non-trading financial instruments accounted for at fair value	**$ 441**	$ (355)

Changes in the fair value of IFC's market borrowings and associated derivatives, net, includes the impact of changes in IFC's own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but do not alter cash flow. IFC's policy is to generally match currency, amount and timing of cash flows on market borrowings with cash flows on associated derivatives entered into contemporaneously.

In FY12, unsettled conditions in European sovereign debt markets and renewed signs of flagging economic activity were accompanied by further interest rate declines from already low levels. Risk appetites in the capital markets receded, as evidenced by some flight to quality along the credit spectrum. This led to better pricing for triple-A IFC issues which in FY11 sat at around LIBOR flat, but moved back to 5 to 10 basis points below LIBOR by the end of FY12 for US$ issuances at 5 year tenor. This development, along with movements in foreign exchange basis swap rates, resulted in adverse after swap revaluations on market borrowings, net of associated derivatives and accordingly, IFC reported unrealized losses in FY12 of $206 million.

In FY13, interest rate levels remained stable through the first nine months of the year, then, in the last three months of FY13, bond markets weakened on the prospect of tighter liquidity conditions amid signs of accelerating US economic activity. Benchmark 5 year US$ interest rates jumped around 50 basis points during the last three months of FY13 causing large revaluation gains on IFC's portfolio of medium to long term borrowings, offset by losses on associated derivatives. Credit spreads for benchmark IFC USD issuance deteriorated by around 10 basis points in FY13 contributing to overall unrealized gains on market borrowings and associated derivatives of $32 million.

IFC reported net gains on derivatives associated with investments (principally put options, stock options, conversion features, warrants and interest rate and currency swaps economically hedging the fixed rate and/or non-US$ loan portfolio) of $409 million in FY13 (net losses of $149 million in FY12).

GRANTS TO IDA

During FY13, IFC recorded a grant to IDA of $340 million, as compared with $330 million in FY12.

OTHER COMPREHENSIVE INCOME

UNREALIZED GAINS AND LOSSES ON EQUITY INVESTMENTS AND DEBT SECURITIES

IFC's investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values are classified as available-for-sale, with unrealized gains and losses on such investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities reported in OCI are significantly impacted by (i) the global environment for emerging markets; and (ii) the realization of gains on sales of such equity investments and debt securities.

The net change in unrealized gains and losses on equity investments and debt securities in OCI can be summarized as follows:

	FY13	FY12
Net unrealized gains and losses on equity investments arising during the year:		
Unrealized gains	**$ 757**	$ 290
Unrealized losses	**(396)**	(813)
Reclassification adjustment for realized gains and other-than-temporary impairments included in net income	**24**	277
Net unrealized gains and losses on equity investments	**$ 385**	$ (246)
Net unrealized gains and losses on debt securities arising during the year		
Unrealized gains	**$ 194**	$ 85
Unrealized losses	**(201)**	(358)
Reclassification adjustment for realized gains, non-credit related portion of impairments which were recognized in net income and other-than-temporary included in net income	**29**	14
Net unrealized gains and losses on debt securities	**$ 22**	$ (259)
Total unrealized gains and losses on equity investments and debt securities	**$ 407**	$ (505)

UNRECOGNIZED NET ACTUARIAL GAINS AND LOSSES AND UNRECOGNIZED PRIOR SERVICE COSTS ON BENEFIT PLANS

Changes in the funded status of pension and other postretirement benefit plans are recognized in OCI, to the extent they are not recognized in net income under periodic benefit cost for the year.

During FY13, IFC experienced a gain of $201 million primarily due to $200 million of unrecognized net actuarial gains, resulting from the increase in the discount rates used to determine the projected benefit obligations and higher return on pension assets. The discount rate assumption used to determine the projected benefit obligation for the largest benefit plan, the Staff Retirement Plan, increased from 3.9% at June 30, 2012 to 4.6% at June 30, 2013.

VIII. GOVERNANCE AND CONTROL

SENIOR MANAGEMENT CHANGES

The following changes occurred in the Senior Management of IFC since June 30, 2013:

Mr. Rashad Kaldany, Vice President and Chief Operating Officer retired from IFC on September 6, 2013 whereupon the position was not filled.

Mr. Bernard Lauwers became Vice President; World Bank Group Controller effective February, 17, 2014 while remaining IFC's Controller and Chief Administrative Officer.

GENERAL GOVERNANCE

IFC's decision-making structure consists of the Board of Governors, the Board of Directors, the President, the Executive Vice President and CEO, other officers and staff. The Board of Governors is the highest decision-making authority. Governors are appointed by their member governments for a five-year term, which is renewable. The Board of Governors may delegate authority to the Board of Directors to exercise any of its powers, except those reserved to the Board of Governors under the Articles of Agreement.

BOARD MEMBERSHIP

In accordance with its Articles of Agreement, members of the Board of Directors are appointed or elected every two years by their member governments. Currently, the Board of Directors is composed of 25 Directors. These Directors are neither officers nor staff of IFC. The President is the only member of the Board of Directors from management, serving as a non-voting member and as Chairman of the Board of Directors.

The Board of Directors has established several Committees including:

- Audit Committee
- Budget Committee
- Committee on Development Effectiveness
- Committee on Governance and Executive Directors' Administrative Matters
- Ethics Committee
- Human Resources Committee

The Board of Directors and their Committees function in continuous session at the principal offices of IBRD, as business requires. Each Committee's terms of reference establishes its respective roles and responsibilities. As Committees do not vote on issues, their role is primarily to serve the Board of Directors in discharging its responsibilities.

The Board of Directors considers proposals made by the President on the use of IFC's net income: retained earnings and designation of retained earnings and is responsible for the conduct of the general operations of IFC. The Directors are also responsible for presenting to the Board of Governors, at the Annual meetings, audited accounts, an administrative budget, and an annual report on operations and policies as well as other matters.

AUDIT COMMITTEE

MEMBERSHIP

The Audit Committee consists of eight Directors. Membership on the Audit Committee is determined by the Board of Directors, based upon nominations by the Chairman of the Board of Directors, following informal consultation with the Directors.

KEY RESPONSIBILITIES

The Audit Committee is appointed by the Board of Directors to assist it in the oversight and assessment of IFC's finances and accounting, including the effectiveness of financial policies, the integrity of financial statements, the system of internal controls regarding finance, accounting and ethics (including fraud and corruption), and financial and operational risks. The Audit Committee also has the responsibility for reviewing the performance and recommending to the Board of Directors the appointment of the external auditor, as well as monitoring the independence of the external auditor. The Audit Committee participates in oversight of the internal audit function and reviews the annual internal audit plan. In the execution of its role, the Audit Committee discusses with management, the external auditors, and the internal auditors, financial issues and policies which have a bearing on IFC's financial position and risk-bearing capacity. The Committee also reviews with the external auditor the financial statements prior to their publication and recommends the annual audited financial statements for approval to the Board of Directors. The Audit Committee monitors and reviews developments in corporate governance and its own role on an ongoing basis and updated its terms of reference in July 2009.

EXECUTIVE SESSIONS

Under the Audit Committee's terms of reference, members of the Audit Committee may convene in executive session at any time, without management present. It meets separately in executive session with the external and internal auditors.

ACCESS TO RESOURCES AND TO MANAGEMENT

Throughout the year, the Audit Committee receives a large volume of information, which supports the execution of its duties. The Audit Committee meets both formally and informally throughout the year to discuss relevant matters. The Audit Committee has complete access to management and reviews and discusses with management topics contemplated in their Terms of Reference.

The Audit Committee has the capacity, under exceptional circumstances, to obtain advice and assistance from outside legal, accounting or other advisors as deemed appropriate.

BUSINESS CONDUCT

IFC promotes a positive work environment where staff members understand their ethical obligations to the institution, which are embodied in its Core Values and Principles of Staff Employment. In support of this commitment, the World Bank Group has in place a code of conduct, entitled *Living our Values* (the Code). The Code applies to all World Bank Group staff worldwide and is available on www.worldbank.org.

In addition to the Code, Staff and Administrative Manuals, guidance for staff is also provided through programs, training materials, and other resources. Managers are responsible for ensuring that internal systems, policies, and procedures are consistently aligned with the IFC's business conduct framework.

There exists both an Ethics HelpLine and a Fraud and Corruption hotline. A third-party service offers numerous methods of worldwide communication. Reporting channels include: phone, mail, email, or through confidential submission through a website.

IFC has in place procedures for the receipt, retention and handling of recommendations and concerns relating to business conduct identified during accounting, internal control and auditing processes.

Staff Rules clarify and codify the obligations of staff in reporting suspected fraud, corruption or other misconduct that may threaten operations or governance of the Corporation. Additionally, these rules offer protection from retaliation.

AUDITOR INDEPENDENCE

The appointment of the external auditor of IFC is governed by a set of Board of Director-approved principles. Key features of those principles include:

- Prohibition of the external auditor from the provision of all non audit-related services.
- All audit-related services must be pre-approved on a case-by-case basis by the Board of Directors, upon recommendation of the Audit Committee.
- Mandatory rebidding of the external audit contract every five years, with a limitation of two consecutive terms and mandatory rotation thereafter, provided however that the Committee may exceptionally recommend that the incumbent audit firm should be allowed to participate in the re-bidding.

External auditors are appointed to a five-year term of service. This is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board of Directors. In FY14, KPMG LLP began a second five-year term as IFC's external auditor.

Communication between the external auditor and the Audit Committee is ongoing, as frequently as is deemed necessary by either party. The Audit Committee meets periodically with the external auditor, and individual members of the Audit Committee have independent access to the external auditor. IFC's external auditors also follow the communication requirements with audit committees set out under generally accepted auditing standards in the United States of America.

INTERNAL CONTROL

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management makes an annual assertion whether, as of June 30 of each fiscal year, its system of internal control over its external financial reporting has met the criteria for effective internal control over external financial reporting as described in the Internal Control-Integrated Framework issued in 1992 by the Committee of Sponsoring Organizations of the Treadway Commission.

Concurrently, IFC's external auditor provides an attestation report on whether management's assertion regarding the effectiveness of internal control over external financial reporting is fairly stated in all material respects.

For each fiscal year, management performs an evaluation of internal control over external financial reporting for the purpose of determining if there are any changes made in internal controls during the fiscal year covered by the report that materially affect, or would be reasonably likely to materially affect IFC's internal control over external financial reporting. As of June 30, 2014, no such changes had occurred.

On May 14, 2013, COSO issued the *2013 Internal Control - Integrated Framework* (2013 Framework). The updated Framework is intended to clarify internal control concepts and simplify their use and application. The 1992 Framework will remain available until December 15, 2014, after which time it will be superceded by the 2013 Framework. IFC is currently evaluating the updated Framework.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are those processes which are designed to ensure that information required to be disclosed is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure by IFC. Management has undertaken an evaluation of the effectiveness of such controls and procedures. Based on that evaluation, management has concluded that these controls and procedures were effective as of June 30, 2014.

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS AND INTERNAL CONTROL REPORTS

June 30, 2014

Contents

IFC | International Finance Corporation WORLD BANK GROUP

August 7, 2014

Management's Report Regarding Effectiveness of Internal Control over External Financial Reporting

The management of the International Finance Corporation (IFC) is responsible for the preparation, integrity, and fair presentation of its published consolidated financial statements. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and, as such, include amounts based on informed judgments and estimates made by management.

The consolidated financial statements have been audited by an independent audit firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and their Committees. Management believes that all representations made to the independent auditors during their audit of IFC's consolidated financial statements and attestation of its internal control over financial reporting were valid and appropriate. The independent auditor's reports accompany the audited consolidated financial statements.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial statement presentations in conformity with US GAAP. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded and financial records are reliable. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal controls for external financial reporting, which are subject to scrutiny by management and the internal auditors, and are revised as considered necessary, support the integrity and reliability of the external consolidated financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

IFC assessed its internal control over external financial reporting for financial statement presentation in conformity with US GAAP as of June 30, 2014. This assessment was based on the criteria for effective internal control over external financial reporting described in *Internal Control - 1992 Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IFC maintained effective internal control over external financial reporting presented in conformity with US GAAP as of June 30, 2014. The independent audit firm that audited the consolidated

financial statements has issued an attestation report on management's assertion on IFC's internal control over financial reporting.

The Board of Directors has appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IFC. The Audit Committee is comprised entirely of Directors who are independent of IFC's management. The Audit Committee is responsible for recommending to the Board of Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IFC in addition to reviewing IFC's reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management to discuss the adequacy of internal control over external financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

Jim Yong Kim
President

Jin-Yong Cai
Executive Vice President and CEO

Bernard Lauwers
Vice President, World Bank Group Controller and IFC's Chief Administrative Officer

Noted:

Bertrand Badré
Managing Director and World Bank Group Chief Financial Officer

KPMG

KPMG LLP
Suite 12000
1801 K Street, NW
Washington, DC 20006

Independent Auditors' Report

President and Board of Directors
International Finance Corporation:

We have examined management's assertion, included in the accompanying *Management's Report Regarding Effectiveness of Internal Control Over External Financial Reporting*, that the International Finance Corporation (IFC) maintained effective internal control over financial reporting as of June 30, 2014, based on criteria established in the 1992 *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). IFC's management is responsible for maintaining effective internal control over financial reporting, and for its assertion on the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report Regarding Effectiveness of Internal Control Over External Financial Reporting*. Our responsibility is to express an opinion on management's assertion based on our examination.

We conducted our examination in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our examination included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our examination also included performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

An entity's internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG

In our opinion, management's assertion that IFC maintained effective internal control over financial reporting as of June 30, 2014 is fairly stated, in all material respects, based on criteria established in the 1992 *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying consolidated financial statements of IFC, which comprise of the consolidated balance sheets as of June 30, 2014 and 2013, and the related consolidated statements of income, changes in capital, and cash flows for each of the years in the three-year period ended June 30, 2014, and our report dated August 7, 2014 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

August 7, 2014

CONSOLIDATED BALANCE SHEETS

as of June 30, 2014 and June 30, 2013

(US$ millions)

	2014	2013
Assets		
Cash and due from banks	$ 819	$ 616
Time deposits - Note C	5,916	5,889
Trading securities - Notes C and R	33,287	30,349
Securities purchased under resale agreements - Notes C and X	420	337
Investments - Notes B, D, E, F, G, R and U		
Loans		
($683 - June 30, 2014 and $493 - June 30, 2013 at fair value; $30 - June 30, 2014 and $43 - June 30, 2013 at lower of cost or fair value; net of reserve against losses of $1,686 - June 30, 2014 and $1,628 - June 30, 2013) - Notes D, E and R	22,589	20,831
Equity investments		
($10,023 - June 30, 2014 and $8,576 - June 30, 2013 at fair value) - Notes B, D, G and R	12,988	11,695
Debt securities - Notes D, F and R	2,599	2,151
Total investments	38,176	34,677
Derivative assets - Notes Q, R and X	2,913	3,376
Receivables and other assets - Note J	2,599	2,281
Total assets	**$ 84,130**	**$ 77,525**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received - Notes C and X	5,288	5,736
Borrowings outstanding - Notes K and R		
From market and other sources at amortized cost	1,726	1,715
From market sources at fair value	47,534	42,924
From International Bank for Reconstruction and Development at amortized cost	221	230
Total borrowings	49,481	44,869
Derivative liabilities - Notes Q, R and X	1,985	2,310
Payables and other liabilities - Note L	3,386	2,335
Total liabilities	60,140	55,250
Capital		
Capital stock, authorized (2,580,000 - June 30, 2014 and June 30, 2013) shares of $1,000 par value each - Note M		
Subscribed and paid-in	2,502	2,403
Accumulated other comprehensive income - Note O	1,239	1,121
Retained earnings - Note O	20,196	18,713
Total IFC capital	23,937	22,237
Non-controlling interests	53	38
Total capital	23,990	22,275
Total liabilities and capital	**$ 84,130**	**$ 77,525**

CONSOLIDATED INCOME STATEMENTS

for each of the three years ended June 30, 2014

(US$ millions)

	2014	2013	2012
Income from investments			
Income from loans and guarantees, realized gains and losses on loans and associated derivatives - Note E	$ 1,065	$ 996	$ 993
Provision for losses on loans, guarantees and other receivables - Note E	(88)	(243)	(117)
Income from equity investments and associated derivatives - Note G	1,289	732	1,548
Income from debt securities and realized gains and losses on debt securities and associated derivatives - Note F	89	69	71
Total income from investments	**2,355**	**1,554**	**2,495**
Income from liquid asset trading activities - Note C	599	500	313
Charges on borrowings - Note K	(196)	(220)	(181)
Income from investments and liquid asset trading activities, after charges on borrowings	**2,758**	**1,834**	**2,627**
Other income			
Advisory services income	254	239	269
Service fees	75	101	60
Other - Notes B and N	132	101	119
Total other income	**461**	**441**	**448**
Other expenses			
Administrative expenses - Note Y	(888)	(845)	(798)
Advisory services expenses	(324)	(351)	(290)
Expense from pension and other postretirement benefit plans - Note W	(173)	(173)	(96)
Other - Note B	(33)	(32)	(23)
Total other expenses	**(1,418)**	**(1,401)**	**(1,207)**
Foreign currency transaction gains and losses on non-trading activities	(19)	35	145
Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	**1,782**	**909**	**2,013**
Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value - Note P	(43)	441	(355)
Income before grants to IDA	**1,739**	**1,350**	**1,658**
Grants to IDA - Note O	(251)	(340)	(330)
Net income	**1,488**	**1,010**	**1,328**
Less: Net (gains) losses attributable to non-controlling interests	(5)	8	-
Net income attributable to IFC	**$ 1,483**	**$ 1,018**	**$ 1,328**

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for each of the three years ended June 30, 2014

(US$ millions)

	2014	2013	2012
Net income attributable to IFC	**$ 1,483**	**$ 1,018**	**$ 1,328**
Other comprehensive income (loss)			
Unrealized gains and losses on debt securities			
Net unrealized gains (losses) on available-for-sale debt securities arising during the year	61	(7)	(273)
Reclassification adjustment for realized gains included in net income (Income from debt securities and realized gains and losses on debt securities and associated derivatives)	(29)	(17)	(13)
Reclassification adjustment for other-than-temporary impairments included in net income (Income from debt securities and realized gains and losses on debt securities and associated derivatives)	13	46	27
Net unrealized gains (losses) on debt securities	**45**	**22**	**(259)**
Unrealized gains and losses on equity investments			
Net unrealized gains (losses) on equity investments arising during the year	654	361	(523)
Reclassification adjustment for realized gains included in net income (Income from equity investments and associated derivatives)	(473)	(265)	(143)
Reclassification adjustment for other-than-temporary impairments included in net income (Income from equity investments and associated derivatives)	161	289	420
Net unrealized gains (losses) on equity investments	**342**	**385**	**(246)**
Net unrecognized actuarial (losses) gains and unrecognized prior service credits (costs) on benefit plans - Note W	(269)	201	(525)
Total other comprehensive income (loss)	**118**	**608**	**(1,030)**
Total comprehensive income attributable to IFC	**$ 1,601**	**$ 1,626**	**$ 298**

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for each of the three years ended June 30, 2014

(US$ millions)

	Attributable to IFC							
	Undesignated Retained earnings	Designated retained earnings	**Total retained earnings**	Accumulated other comprehensive income - Note O	Capital stock	**Total IFC capital**	Non-controlling interests	**Total capital**
At June 30, 2011	**$ 16,032**	**$ 335**	**$ 16,367**	**$ 1,543**	**$ 2,369**	**$ 20,279**	**$ -**	**$ 20,279**
Year ended June 30, 2012								
Net income attributable to IFC	1,328		1,328			1,328		1,328
Other comprehensive loss attributable to IFC				(1,030)		(1,030)		(1,030)
Designation of retained earnings - Note O	(399)	399	-			-		-
Payments received for IFC capital stock subscribed					3	3		3
Expenditures against designated retained earnings - Note O	412	(412)	-			-		-
At June 30, 2012	**$ 17,373**	**$ 322**	**$ 17,695**	**$ 513**	**$ 2,372**	**$ 20,580**	**$ -**	**$ 20,580**
Year ended June 30, 2013								
Net income attributable to IFC	1,018		1,018			1,018		1,018
Other comprehensive income attributable to IFC				608		608		608
Designation of retained earnings - Note O	(420)	420	-			-		-
Payments received for IFC capital stock subscribed					31	31		31
Expenditures against designated retained earnings - Note O	464	(464)	-			-		-
Non-controlling interests issued							46	46
Net loss attributable to non-controlling interests							(8)	(8)
At June 30, 2013	**$ 18,435**	**$ 278**	**$ 18,713**	**$ 1,121**	**$ 2,403**	**$ 22,237**	**$ 38**	**$ 22,275**

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for each of the three years ended June 30, 2014

(US$ millions)

	Attributable to IFC							
	Undesignated Retained earnings	Designated retained earnings	**Total retained earnings**	Accumulated other comprehensive income - Note O	Capital stock	**Total IFC capital**	Non-controlling interests	**Total capital**
At June 30, 2013	**$ 18,435**	**$ 278**	**$ 18,713**	**$ 1,121**	**$ 2,403**	**$ 22,237**	**$ 38**	**$ 22,275**
Year ended June 30, 2014								
Net income attributable to IFC	1,483		1,483			1,483		1,483
Other comprehensive income attributable to IFC				118		118		118
Payments received for IFC capital stock subscribed					99	99		99
Designation of retained earnings - Note O	(251)	251	-			-		-
Expenditures against designated retained earnings - Note O	335	(335)	-			-		-
Non-controlling interests issued							10	10
Net gains attributable to non-controlling interests							5	5
At June 30, 2014	**$ 20,002**	**$ 194**	**$ 20,196**	**$ 1,239**	**$ 2,502**	**$ 23,937**	**$ 53**	**$ 23,990**

CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the three years ended June 30, 2014

(US$ millions)

	2014	2013	2012
Cash flows from investing activities			
Loan disbursements	$ (6,702)	$ (6,940)	$ (5,651)
Investments in equity securities	(1,528)	(2,549)	(1,810)
Investments in debt securities	(669)	(523)	(520)
Loan repayments	4,925	5,321	3,733
Debt securities repayments	244	377	231
Proceeds from sales of loans	2	-	12
Proceeds from sales of equity investments	1,810	1,502	2,452
Proceeds from sales of debt securities	13	35	56
Net cash used in investing activities	**(1,905)**	**(2,777)**	**(1,497)**
Cash flows from financing activities			
Medium and long-term borrowings			
New issues	15,515	12,718	11,636
Retirement	(11,226)	(9,481)	(5,182)
Medium and long-term borrowings related derivatives, net	(137)	401	329
Short-term borrowings, net	(106)	(337)	(49)
Capital subscriptions	99	31	3
Non-controlling interests issued	10	46	-
Net cash provided by financing activities	**4,155**	**3,378**	**6,737**
Cash flows from operating activities			
Net income attributable to IFC	1,483	1,018	1,328
Add: Net gains (losses) attributable to non-controlling interests	5	(8)	-
Net income	1,488	1,010	1,328
Adjustments to reconcile net income to net cash used in operating activities:			
Realized losses (gains) on loans and associated derivatives, net	(9)	8	(78)
Realized gains on debt securities and associated derivatives, net	(29)	(42)	(24)
Gains on equity investments and related derivatives, net	(1,269)	(933)	(1,966)
Provision for losses on loans and guarantees	88	243	117
Other-than-temporary impairments on debt securities	13	46	27
Other-than-temporary impairments on equity investments	268	441	692
Net premiums received at issuance of borrowings	4	-	-
Net discounts paid on retirement of borrowings	(5)	(2)	(1)
Net realized gains on extinguishment of borrowings	(3)	(11)	(19)
Foreign currency transaction (gains) losses on non-trading activities	19	(35)	(145)
Net unrealized (gains) losses on non-trading financial instruments accounted for at fair value	43	(441)	355
Change in accrued income on loans, time deposits and securities	(45)	18	(48)
Change in payables and other liabilities	1,179	(666)	1,171
Change in receivables and other assets	(63)	696	(331)
Change in trading securities and securities purchased and sold under resale and repurchase agreements	(3,418)	(1,800)	(5,211)
Net cash used in operating activities	**(1,739)**	**(1,468)**	**(4,133)**
Change in cash and cash equivalents	511	(867)	1,107
Effect of exchange rate changes on cash and cash equivalents	(281)	325	473
Net change in cash and cash equivalents	230	(542)	1,580
Beginning cash and cash equivalents	6,505	7,047	5,467
Ending cash and cash equivalents	**$ 6,735**	**$ 6,505**	**$ 7,047**
Composition of cash and cash equivalents			
Cash and due from banks	$ 819	$ 616	$ 1,328
Time deposits	5,916	5,889	5,719
Total cash and cash equivalents	**$ 6,735**	**$ 6,505**	**$ 7,047**

The notes to the Consolidated Financial Statements are an integral part of these statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the three years ended June 30, 2014

(US$ millions)

	2014	2013	2012
Supplemental disclosure			
Change in ending balances resulting from currency exchange rate fluctuations:			
Loans outstanding	$ 68	$ 21	$ (675)
Debt securities	(8)	(19)	(221)
Loan and debt security-related currency swaps	(19)	63	915
Borrowings	(269)	1,868	1,282
Borrowing-related currency swaps	236	(1,876)	(1,275)
Charges on borrowings paid, net	$ 200	$ 277	$ 139
Non-cash items:			
Loan and debt security conversion to equity, net	$ 18	$ 77	$ 90
Increase in net assets due to exchange, recorded at fair value, of equity investment for non-cash asset	$ -	$ 217	$ -

CONSOLIDATED STATEMENT OF CAPITAL STOCK AND VOTING POWER

as of June 30, 2014
(US$ thousands)

	Capital Stock		Voting Power	
Members	Amount paid	Percent of total	Number of votes	Percent of total
Afghanistan	111	*	910	0.03
Albania	1,302	0.05	2,101	0.08
Algeria	5,784	0.23	6,583	0.25
Angola	1,481	0.06	2,280	0.09
Antigua and Barbuda	13	*	812	0.03
Argentina	38,129	1.52	38,928	1.47
Armenia	992	0.04	1,791	0.07
Australia	47,329	1.89	48,128	1.82
Austria	19,741	0.79	20,540	0.78
Azerbaijan	2,367	0.09	3,166	0.12
Bahamas, The	335	0.01	1,134	0.04
Bahrain	1,746	0.07	2,545	0.10
Bangladesh	9,037	0.36	9,836	0.37
Barbados	361	0.01	1,160	0.04
Belarus	5,267	0.21	6,066	0.23
Belgium	50,610	2.02	51,409	1.94
Belize	101	*	900	0.03
Benin	119	*	918	0.03
Bhutan	720	0.03	1,519	0.06
Bolivia	1,902	0.08	2,701	0.10
Bosnia and Herzegovina	620	0.02	1,419	0.05
Botswana	113	*	912	0.03
Brazil	39,479	1.58	40,278	1.52
Bulgaria	4,867	0.19	5,666	0.21
Burkina Faso	836	0.03	1,635	0.06
Burundi	100	*	899	0.03
Cabo Verde	15	*	814	0.03
Cambodia	339	0.01	1,138	0.04
Cameroon	885	0.04	1,684	0.06
Canada	81,342	3.25	82,141	3.10
Central African Republic	119	*	918	0.03
Chad	1,364	0.05	2,163	0.08
Chile	11,710	0.47	12,509	0.47
China	61,593	2.46	62,392	2.35
Colombia	12,606	0.50	13,405	0.51
Comoros	14	*	813	0.03
Congo, Dem. Rep. of	2,159	0.09	2,958	0.11
Congo, Republic of	131	0.01	930	0.04
Costa Rica	952	0.04	1,751	0.07
Côte d'Ivoire	3,544	0.14	4,343	0.16
Croatia	2,882	0.12	3,681	0.14
Cyprus	2,139	0.09	2,938	0.11
Czech Republic	8,913	0.36	9,712	0.37
Denmark	18,554	0.74	19,353	0.73
Djibouti	21	*	820	0.03
Dominica	42	*	841	0.03
Dominican Republic	1,187	0.05	1,986	0.07
Ecuador	2,161	0.09	2,960	0.11
Egypt, Arab Republic of	12,360	0.49	13,159	0.50
El Salvador	29	*	828	0.03
Equatorial Guinea	43	*	842	0.03
Eritrea	935	0.04	1,734	0.07
Estonia	1,434	0.06	2,233	0.08
Ethiopia	127	0.01	926	0.03
Fiji	287	0.01	1,086	0.04
Finland	15,697	0.63	16,496	0.62
France	121,015	4.84	121,814	4.60
Gabon	1,268	0.05	2,067	0.08
Gambia, The	94	*	893	0.03
Georgia	1,380	0.06	2,179	0.08
Germany	128,908	5.15	129,707	4.90
Ghana	5,071	0.20	5,870	0.22
Greece	6,898	0.28	7,697	0.29
Grenada	74	*	873	0.03
Guatemala	1,084	0.04	1,883	0.07
Guinea	339	0.01	1,138	0.04
Guinea-Bissau	18	*	817	0.03
Guyana	1,392	0.06	2,191	0.08
Haiti	822	0.03	1,621	0.06
Honduras	495	0.02	1,294	0.05
Hungary	10,932	0.44	11,731	0.44
Iceland	42	*	841	0.03
India	102,853	4.11	103,652	3.91
Indonesia	30,093	1.20	30,892	1.17
Iran, Islamic Republic of	1,444	0.06	2,243	0.08
Iraq	147	0.01	946	0.04
Ireland	1,290	0.05	2,089	0.08
Israel	2,135	0.09	2,934	0.11
Italy	81,342	3.25	82,141	3.10
Jamaica	4,282	0.17	5,081	0.19
Japan	162,534	6.49	163,333	6.16
Jordan	941	0.04	1,740	0.07
Kazakhstan	4,637	0.19	5,436	0.21
Kenya	4,041	0.16	4,840	0.18
Kiribati	12	*	811	0.03
Korea, Republic of	28,095	1.12	28,894	1.09
Kosovo	1,454	0.06	2,253	0.09
Kuwait	14,651	0.59	15,450	0.58
Kyrgyz Republic	1,720	0.07	2,519	0.10
Lao People's Dem. Rep.	278	0.01	1,077	0.04
Latvia	2,150	0.09	2,949	0.11
Lebanon	135	0.01	934	0.04
Lesotho	71	*	870	0.03
Liberia	83	*	882	0.03
Libya	55	*	854	0.03
Lithuania	2,341	0.09	3,140	0.12
Luxembourg	2,139	0.09	2,938	0.11
Macedonia, FYR of	536	0.02	1,335	0.05
Madagascar	432	0.02	1,231	0.05
Malawi	1,822	0.07	2,621	0.10
Malaysia	15,222	0.61	16,021	0.60
Maldives	16	*	815	0.03
Mali	451	0.02	1,250	0.05
Malta	1,615	0.06	2,414	0.09
Marshall Islands	663	0.03	1,462	0.06
Mauritania	214	0.01	1,013	0.04
Mauritius	1,665	0.07	2,464	0.09
Mexico	27,589	1.10	28,388	1.07
Micronesia, Fed. States of	744	0.03	1,543	0.06
Moldova	1,192	0.05	1,991	0.08
Mongolia	144	0.01	943	0.04
Montenegro	1,035	0.04	1,834	0.07
Morocco	9,632	0.38	10,431	0.39
Mozambique	322	0.01	1,121	0.04
Myanmar	666	0.03	1,465	0.06
Namibia	404	0.02	1,203	0.05
Nepal	822	0.03	1,621	0.06
Netherlands	56,131	2.24	56,930	2.15
New Zealand	3,583	0.14	4,382	0.17
Nicaragua	715	0.03	1,514	0.06
Niger	147	0.01	946	0.04
Nigeria	21,643	0.86	22,442	0.85
Norway	17,599	0.70	18,398	0.69
Oman	1,187	0.05	1,986	0.07
Pakistan	20,332	0.81	21,131	0.80
Palau	25	*	824	0.03
Panama	1,007	0.04	1,806	0.07
Papua New Guinea	1,147	0.05	1,946	0.07
Paraguay	436	0.02	1,235	0.05
Peru	8,367	0.33	9,166	0.35
Philippines	13,653	0.55	14,452	0.55
Poland	7,236	0.29	8,035	0.30
Portugal	8,324	0.33	9,123	0.34
Qatar	1,650	0.07	2,449	0.09
Romania	2,661	0.11	3,460	0.13
Russian Federation	102,853	4.11	103,652	3.91
Rwanda	306	0.01	1,105	0.04
Samoa	35	*	834	0.03
Sao Tome and Principe	439	0.02	1,238	0.05
Saudi Arabia	30,062	1.20	30,861	1.16
Senegal	2,299	0.09	3,098	0.12
Serbia	1,803	0.07	2,602	0.10
Seychelles	27	*	826	0.03
Sierra Leone	223	0.01	1,022	0.04
Singapore	177	0.01	976	0.04
Slovak Republic	4,457	0.18	5,256	0.20
Slovenia	1,585	0.06	2,384	0.09
Solomon Islands	37	*	836	0.03
Somalia	83	*	882	0.03
South Africa	17,418	0.70	18,217	0.69
South Sudan	1,880	0.08	2,679	0.10
Spain	37,026	1.48	37,825	1.43
Sri Lanka	7,135	0.29	7,934	0.30
St. Kitts and Nevis	638	0.03	1,437	0.05
St. Lucia	74	*	873	0.03
Sudan	111	*	910	0.03
Suriname	620	0.02	1,419	0.05
Swaziland	684	0.03	1,483	0.06
Sweden	26,876	1.07	27,675	1.04
Switzerland	44,063	1.76	44,862	1.69
Syrian Arab Republic	194	0.01	993	0.04
Tajikistan	1,212	0.05	2,011	0.08
Tanzania	1,003	0.04	1,802	0.07
Thailand	11,489	0.46	12,288	0.46
Timor-Leste	777	0.03	1,576	0.06
Togo	808	0.03	1,607	0.06
Tonga	34	*	833	0.03
Trinidad and Tobago	4,112	0.16	4,911	0.19
Tunisia	3,566	0.14	4,365	0.16
Turkey	15,837	0.63	16,636	0.63
Turkmenistan	810	0.03	1,609	0.06
Uganda	735	0.03	1,534	0.06
Ukraine	9,505	0.38	10,304	0.39
United Arab Emirates	4,033	0.16	4,832	0.18
United Kingdom	121,015	4.84	121,814	4.60
United States	569,379	22.75	570,178	21.52
Uruguay	3,569	0.14	4,368	0.16
Uzbekistan	3,873	0.15	4,672	0.18
Vanuatu	55	*	854	0.03
Venezuela, Rep. Boliv. de	27,588	1.10	28,387	1.07
Vietnam	446	0.02	1,245	0.05
Yemen, Republic of	715	0.03	1,514	0.06
Zambia	1,286	0.05	2,085	0.08
Zimbabwe	2,668	0.11	3,467	0.13
Total June 30, 2014	2,502,450	100.00+	2,649,466	100.00+
Total June 30, 2013	2,403,217	100.00+	2,544,345	100.00+

* Less than .005 percent
\+ May differ from the sum of the individual percentages shown because of rounding

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group (WBG), which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and fund investments through the IFC Asset Management Company, LLC and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The Consolidated Financial Statements include the financial statements of IFC and consolidated subsidiaries as detailed in Note B. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). In the opinion of management, the Consolidated Financial Statements reflect all adjustments necessary for the fair presentation of IFC's financial position and results of operation.

Consolidated Financial Statements presentation – IFC revised certain amounts on the consolidated statement of cash flows for the year ended June 30, 2012 in its Consolidated Financial Statements as of and for the year ended June 30, 2013 to amend the presentation of certain foreign currency related remeasurements. The revision had the effect of reducing "change in trading securities and securities purchased and sold under resale and repurchase agreements" and increasing "effect of exchange rate changes on cash and cash equivalents" for the year ended June 30, 2012, each in the amount of $909 million. The revision had no impact on the consolidated balance sheet or the consolidated income statement.

Advisory services – Funding received for IFC advisory services from governments and other donors are recognized as contribution revenue when the conditions on which they depend are substantially met. Advisory services expenses are recognized in the period incurred. Advisory client fees and administration fees are recognized as income when earned. See Notes T and V.

Functional currency – IFC's functional currency is the United States dollar (US dollars or $).

Use of estimates – The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of debt securities and equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Consolidation, non-controlling interests and variable interest entities – IFC consolidates:

i) all majority-owned subsidiaries;
ii) limited partnerships in which it is the general partner, unless the presumption of control is overcome by certain management participation or other rights held by minority shareholders/limited partners; and
iii) variable interest entities (VIEs) for which IFC is deemed to be the VIE's primary beneficiary (together, consolidated subsidiaries).

Significant intercompany accounts and transactions are eliminated in consolidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity interests in consolidated subsidiaries held by third parties are referred to as non-controlling interests. Such interests and the amount of consolidated net income/loss attributable to those interests are identified within IFC's consolidated balance sheet and consolidated income statement as "non-controlling interests" and "net gains / losses attributable to non-controlling interests", respectively.

An entity is a VIE if:
i) its equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties;
ii) its equity investors do not have decision-making rights about the entity's operations; or
iii) if its equity investors do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A variable interest is a contractual, ownership or other interest whose value changes as the fair value of the VIE's net assets change. IFC's variable interests in VIEs arise from financial instruments, service contracts, guarantees, leases or other monetary interests in those entities.

IFC is considered to be the primary beneficiary of a VIE if it has the power to direct the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE unless:
i) the entity has the attributes of an investment company or for which it is industry practice to account for their assets at fair value through earnings;
ii) IFC has an explicit or implicit obligation to fund losses of the entity that could be potentially significant to that entity; and
iii) the entity is a securitization vehicle, an asset-backed financing entity, or an entity that was formerly considered a qualifying special purpose entity, as well as entities that are required to comply with or operate in accordance with requirements that are similar to those included in Rule 2a-7 of the Investment Company Act of 1940.

In those cases, IFC is considered to be the entity's primary beneficiary if it will absorb the majority of the VIE's expected losses or expected residual returns.

IFC has a number of investments in VIEs that it manages and supervises in a manner consistent with other portfolio investments.

Fair Value Option and Fair Value Measurements – IFC has adopted the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (ASC 820) and the Fair Value Option subsections of ASC Topic 825, Financial Instruments (ASC 825 or the Fair Value Option). ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.

The Fair Value Option

IFC has elected the Fair Value Option for the following financial assets and financial liabilities:
i) investees in which IFC has significant influence:
   a) direct investments in securities issued by the investee and, if IFC would have otherwise been required to apply equity method accounting, all other financial interests in the investee (e.g., loans)
   b) investments in Limited Liability Partnerships (LLPs), Limited Liability Companies (LLCs) and other investment fund structures that maintain specific ownership accounts and loans or guarantees to such;
ii) direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence;
iii) all equity interests in funds;
iv) certain hybrid instruments in the investment portfolio; and
v) all market borrowings, except for such borrowings having no associated derivative instruments.

All borrowings for which the Fair Value Option has been elected are associated with existing derivative instruments used to create an economic hedge. Measuring at fair value those borrowings for which the Fair Value Option has been elected mitigates the earnings volatility caused by measuring the borrowings and related derivative differently (in the absence of a designated accounting hedge) without having to apply ASC Topic 815's, *Derivatives and Hedging* (ASC 815) complex hedge accounting requirements. The Fair Value Option was not elected for all borrowings from IBRD and all other market borrowings because such borrowings fund assets with similar characteristics.

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the consolidated balance sheet based on a measure (fair value) that IFC considers superior to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees; therefore, the Fair Value Option is also applied to those loans. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity securities held by consolidated subsidiaries that are investment companies
Pursuant to ASC Topic 946, *Financial Services - Investment Companies* (ASC 946) and ASC Topic 810, *Consolidation*, equity securities held by consolidated subsidiaries that are investment companies are accounted for at fair value, with unrealized gains and losses reported in earnings.

Fair Value Measurements
ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity's principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming that market participants act in their economic best interest, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.

Notwithstanding the following paragraph, pursuant to ASC Topic 320, *Investments - Debt and Equity Securities* (ASC 320), IFC reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income.

The fair value hierarchy established by ASC 820 gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to *unobservable* inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date. It includes IFC's equity investments, which are listed in markets that provide readily determinable fair values, government issues and money market funds in the liquid assets portfolio, and market borrowings that are listed on exchanges.

Level 2: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly for substantially the full term of the asset or liability. It includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-backed securities, as well as the majority of trading securities in the liquid asset portfolio, and the portion of IFC's borrowings accounted for at fair value not included in Level 1.

Level 3: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date. It consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Level 3 includes equity investments that are not listed in markets that provide readily determinable fair values, all loans for which IFC has elected the Fair Value Option, all of IFC's debt securities in the investment portfolio, and certain hard-to-price securities in the liquid assets portfolio.

IFC estimates the fair value of its investments in private equity funds that do not have readily determinable fair value based on the funds' net asset values (NAVs) per share as a practical expedient to the extent that a fund reports its investment assets at fair value and has all the attributes of an investment company, pursuant to ASC 946. If the NAV is not as of IFC's measurement date, IFC adjusts the most recent NAV, as necessary, to estimate a NAV for the investment that is calculated in a manner consistent with the fair value measurement principles established by ASC 820.

Remeasurement of foreign currency transactions – Assets and liabilities not denominated in US dollars, other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at June 30, 2014 and June 30, 2013. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in Income from loans and guarantees, realized gains and losses on loans and associated derivatives on the consolidated income statement.

Certain loans originated by IFC contain income participation, prepayment and conversion features. These features are bifurcated and separately accounted for in accordance with ASC 815 if IFC has not elected the Fair Value Option for the loan host contracts and the features meet the definition of a derivative, and are not considered to be clearly and closely related to their host loan contracts. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC's accounting policies for loans as indicated herein.

Loans held for sale are carried at the lower of cost or fair value. The excess, if any, of amortized cost over fair value is accounted for as a valuation allowance. Changes in the valuation allowance are recognized in net income as they occur.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Loan origination fees and direct loan origination costs are deferred and amortized over the estimated life of the originated loan; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received in freely convertible currencies.

IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the consolidated balance sheet.

Reserve against losses on loans – IFC recognizes impairment on loans not carried at fair value in the consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

The reserve against losses on loans reflects management's estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining that a loan is impaired include, but not limited to, the borrower's financial difficulties, breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements. There were no changes, during the periods presented herein, to IFC's accounting policies and methodologies used to estimate its reserve against loan losses.

For purposes of providing certain disclosures about IFC's entire reserve against losses on loans, IFC considers its entire loan portfolio to comprise one portfolio segment. A portfolio segment is the level at which the method for estimating the reserve against losses on loans is developed and documented.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries, if any, associated with previously written-off loans.

Equity investments – IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.

Revenue recognition on equity investments – Equity investments, which are listed in markets that provide readily determinable fair values, are accounted for as available-for-sale securities at fair value with unrealized gains and losses reported in other comprehensive income in accordance with ASC 320. As noted above under "Fair Value Option and Fair Value Measurements", direct equity investments and investments in LLPs and LLCs that maintain ownership accounts in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and all new equity interests in funds are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence and which are not listed in markets that provide readily determinable fair values are carried at cost, less impairment. Notwithstanding the foregoing, equity securities held by consolidated subsidiaries that are investment companies are accounted for at fair value, with unrealized gains and losses reported in earnings.

IFC's investments in certain private equity funds in which IFC is deemed to have a controlling financial interest, are fully consolidated by IFC, as the presumption of control by the fund manager or the general partner has been overcome. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC's share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments and associated derivatives on the consolidated income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values which are accounted for as available-for-sale are reported in other comprehensive income. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income from equity investments and associated derivatives when received. Capital losses are recognized when incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dividends on listed equity investments are recorded on the ex-dividend date, and dividends on unlisted equity investments are recorded upon receipt of notice of declaration. Realized gains on listed equity investments are recorded upon trade date, and realized gains on unlisted equity investments are recorded upon incurring the obligation to deliver the applicable shares. Losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with certain equity investments; these are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Gains and losses on debt conversions and exchanges of equity interests – Loan and debt security conversions to equity interests are based on the fair value of the equity interests received. Transfers of equity interests in exchange for equity interests in other entities and other non-cash transactions are generally accounted for based on the fair value of the asset relinquished unless the fair value of the asset received is more clearly evident in which case the accounting is based on the fair value of the asset received. The difference between the fair value of the asset received and the recorded amount of the asset relinquished is recorded as a gain or loss in the income statement.

Impairment of equity investments – Equity investments accounted for at cost, less impairment and available-for-sale are assessed for impairment each quarter. When impairment is identified, it is generally deemed to be other-than-temporary, and the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Such other-than-temporary impairments are recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments are included in other comprehensive income, while subsequent decreases in fair value, if not other-than -temporary impairment, also are included in other comprehensive income.

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Realized gains on sales of debt securities and interest on debt securities is included in income from debt securities and realized gains and losses on debt securities and associated derivatives on the consolidated income statement.

Certain debt securities are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value on the consolidated income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.

Impairment of debt securities – In determining whether an unrealized loss on debt securities is other-than-temporary, IFC considers all relevant information including the length of time and the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.

Debt securities in the investment portfolio are assessed for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, or (2) it is more likely than not that IFC will be required to sell the security before recovery. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent fair value increases and decreases - if not an additional other-than-temporary impairment - in the fair value of debt securities are included in other comprehensive income.

The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (i) the stand-ready obligation to perform and (ii) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the consolidated balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

Designations of retained earnings – IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Directors. Total designations of retained earnings are determined based on IFC's annual income before expenditures against designated retained earnings and net unrealized gains and losses on non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expenditures resulting from such designations are recorded as expenses in IFC's consolidated income statement in the year in which they are incurred, also having the effect of reducing the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient disburses the funds to a non-related party. On occasion, recipients who are deemed to be controlled by IFC make investments. In such cases, IFC includes those assets on its consolidated balance sheet until the recipient disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. Investments resulting from such designations are recorded on IFC's consolidated balance sheet in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes.

Liquid asset portfolio – The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges. IFC's liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto and student loans-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations.

Securities and related derivative instruments within IFC's liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and as cash equivalents in the consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition generally when the original maturities for such instruments are under 90 days or in some cases are under 180 days.

Repurchase, resale and securities lending agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price. Securities lending agreements are similar to repurchase agreements except that the securities loaned are securities that IFC has received as collateral under unrelated agreements and allowed by contract to rehypothecate. Amounts due under securities lending agreements are included in securities sold under repurchase agreements and payable for cash collateral received on the consolidated balance sheet.

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase, resale and securities lending agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings – To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. In managing the currency exposure inherent in borrowing in a variety of currencies, generally, IFC either simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions or utilizes liquid asset portfolio or debt investments denominated in the same currency to economically hedge changes in the fair value of certain borrowings. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Substantially all borrowings are carried at fair value under the Fair Value Option with changes in fair value reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value in the consolidated income statement.

Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management. There are no derivatives designated as accounting hedges.

All derivative instruments are recorded on the consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets or liabilities. The fair value at inception of such embedded derivatives is excluded from the carrying amount of the host contracts on the consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio and those associated with equity investments are recorded in net unrealized gains and losses on non-trading financial instruments accounted for at fair value. The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

Lending activities IFC's policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate any hedging relationships for any of its lending-related derivatives.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC generally uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert certain of such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. IFC elected to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument, liquid asset portfolio investment or debt investment is used to create an economic hedge. Changes in the fair value of such borrowings and the associated derivatives are reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value in the consolidated income statement.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars or by utilizing market borrowings denominated in the same currency to economically hedge changes in the fair value of certain liquid asset portfolio investments. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid asset trading activities. No derivatives in the liquid asset portfolio have been designated as hedging instruments under ASC 815.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and re-schedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements with its derivative market counterparties governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if IFC's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return cash collateral associated with these master-netting agreements.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC's consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC's consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC's consolidated balance sheet.

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the consolidated income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Recently adopted accounting standards – In December 2011, the FASB issued Accounting Standards Update (ASU) 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities* and then amended the scope of ASU 2011-11 in January 2013 through the issuance of ASU 2013-01, *Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.* This ASU applies to all entities that have derivative instruments, resale and repurchase agreements, or securities lending agreements that are (i) offset in accordance with ASC 210-20-45 or ASC 815-10-45 or (ii) subject to an enforceable master netting arrangement or similar agreement, and requires an entity to disclose information about offsetting to enable users of its financial statements to understand the effect of those arrangements on its financial position. The disclosures are required for quarterly and annual reporting periods beginning on or after January 1, 2013 and are to be applied retrospectively for all comparative periods presented. IFC adopted these ASUs on July 1, 2013. These ASUs did not change the accounting for these arrangements or require them to be offset and thus had no impact on IFC's consolidated balance sheet. These disclosures are included in Note X.

In February 2013, the FASB issued ASU 2013-02, *Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income* (ASU 2013-02). ASU 2013-02 requires disclosure of information about changes in AOCI balances by component and significant items reclassified out of AOCI. It does not amend any existing reporting requirements for measuring net income or other comprehensive income. ASU 2013-02 is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2012 (which is the year ending June 30, 2014 for IFC). These disclosures are included in the consolidated statements of comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounting and financial reporting developments – In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. Pending the development of these rules, no impact on IFC has been determined as of June 30, 2014. IFC continues to evaluate the potential future implications of the Act.

In June 2013, the FASB issued ASU 2013-08, *Investment Companies (Topic 946): Amendments to the Scope, Measurement and Disclosure Requirements* (ASU 2013-08). Among other things, ASU 2013-08 amends the criteria for an entity to qualify as an investment company under ASC Topic 946, introduces new disclosure requirements applicable to investment companies, and amends the measurement criteria for certain investments by an investment company in another investment company. ASU 2013-08 is applicable for annual reporting periods and interim periods within those annual periods, beginning after December 15, 2013 (which is the year ending June 30, 2015 for IFC). IFC is currently evaluating the impact of ASU 2013-08.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (ASU 2014-09). ASU 2014-09 replaces most existing revenue recognition guidance by establishing a single recognition model for revenue arising from contracts with customers to deliver goods and services and requires additional disclosure regarding those revenues - it does not change current accounting guidance for derivative contracts, investments in and transfers of financial instruments or guarantees. ASU 2014-09 is applicable for annual reporting periods and interim periods within those annual periods, beginning after December 15, 2017 (which is the year ending June 30, 2019 for IFC). IFC is currently evaluating the impact of ASU 2014-09.

In June 2014, the FASB issued ASU 2014-11, *Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures* (ASU 2014-11). ASU 2014-11 requires secured borrowing accounting for repurchase-to-maturity transactions, eliminates current accounting guidance on linking repurchase financing transactions and expands disclosure requirements related to certain transfers of financial assets that are accounted for as sales and repurchase agreements, securities lending transactions and repurchase to maturity transactions accounted for as secured borrowings. ASU 2014-10 is applicable for the first interim or annual reporting period ending after December 15, 2014 (which is the interim period ending December 31, 2014 for IFC). IFC is currently evaluating the impact of ASU 2014-11.

In addition, during the year ended June 30, 2014, the FASB issued and/or approved various other ASUs. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on the financial position, results of operations or cash flows of IFC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B – SCOPE OF CONSOLIDATION

IFC Asset Management Company, LLC (AMC) and AMC Funds

IFC through its wholly owned subsidiary, AMC, seeks to mobilize capital from outside IFC's traditional investor pool and to manage third-party capital. AMC is consolidated into IFC's financial statements. At June 30, 2014, IFC has provided $2 million of capital to AMC ($2 million - June 30, 2013).

As a result of the consolidation of AMC, IFC's consolidated balance sheet at June 30, 2014 includes $46 million in cash, receivables and other assets ($18 million - June 30, 2013), less than $0.5 million in equity investments (less than $0.5 million - June 30, 2013) and $2 million in payables and other liabilities ($1 million - June 30, 2013). Other income in IFC's consolidated income statement includes $57 million for the year ended June 30, 2014 ($40 million - year ended June 30, 2013 and $28 million - year ended June 30, 2012) and other expenses includes $15 million for the year ended June 30, 2014 ($11 million - year ended June 30, 2013 and $10 million - year ended June 30, 2012).

At June 30, 2014, AMC managed seven funds (collectively referred to as the AMC Funds). All AMC Funds are investment companies and are required to report their investment assets at fair value through net income. IFC's ownership interests in the AMC Funds are shown in the following table:

AMC Funds	IFC's ownership interest
IFC Capitalization (Equity) Fund, L.P.	61%
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
Africa Capitalization Fund, Ltd.	-
IFC Russian Bank Capitalization Fund, LP	45%
IFC Catalyst Funds(*)	18%(*)
IFC Global Infrastructure Fund, LP	17%

(*)The ownership interest of 18% reflects IFC's ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which is comprised of IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have an ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.

IFC's investments in the AMC Funds, except for IFC Russian Bank Capitalization Fund, LP (RBCF), are accounted for at fair value under the Fair Value Option.

RBCF, created in June 2012, is consolidated because of the presumption of control by IFC as owner of the general partner of RBCF.

Non-controlling interests

As a result of consolidating RBCF, IFC's consolidated balance sheet at June 30, 2014 includes $98 million of equity investments ($74 million - June 30, 2013), and non-controlling interests of $53 million ($38 million - June 30, 2013). These non-controlling interests are mandatorily redeemable financial instruments because the terms of the underlying partnership agreement provide for a termination date at which time its remaining assets are to be sold, its liabilities settled and the remaining net proceeds distributed to the non-controlling interest holders and IFC. RBCF's termination date is 2021 with a possible extension to 2023. As RBCF is considered an investment company, its investment securities (equity investments) are measured at fair value in IFC's consolidated balance sheet; therefore, the settlement value or estimate of cash that would be due and payable to settle these non-controlling interests, assuming an orderly liquidation of RBCF on June 30, 2014, approximates the $53 million of non-controlling interests reflected on IFC's consolidated balance sheet at June 30, 2014.

Other Consolidated entities

In October 2009, IFC created a special purpose vehicle, Hilal Sukuk Company, to facilitate a $100 million Sukuk under IFC's borrowings program. The Sukuk is scheduled to mature in November 2014. Hilal Sukuk Company is a VIE and has been consolidated, albeit with no material impact. The collective impact of this and other entities consolidated under the VIE or voting interest model is insignificant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C – LIQUID ASSET PORTFOLIO

Income from liquid asset trading activities

Income from liquid asset trading activities for the years ended June 30, 2014, June 30, 2013 and June 30, 2012 comprises (US$ millions):

	2014	2013	2012
Interest income	$ 533	$ 430	$ 670
Net gains and losses on trading activities (realized and unrealized)	66	70	(357)
Total income from liquid asset trading activities	**$ 599**	**$ 500**	**$ 313**

Net gains and losses on trading activities comprise net gains on asset-backed and mortgage-backed securities of $67 million for the year ended June 30, 2014 ($161 million gains - year ended June 30, 2013; $8 million losses - year ended June 30, 2012) and net losses on other trading securities of $1 million for the year ended June 30, 2014 ($91 million losses - year ended June 30, 2013; $349 million losses - year ended June 30, 2012).

The annualized rate of return on the liquid asset trading portfolio, calculated as total income from the liquid asset trading activities divided by fair value average daily balance of total trading securities, during the year ended June 30, 2014, was 1.8% (1.6% - year ended June 30, 2013; 1.2% - year ended June 30, 2012). After the effect of associated derivative instruments, the liquid asset portfolio generally reprices within one year.

Composition of liquid asset portfolio

The composition of IFC's liquid asset portfolio included in the consolidated balance sheet captions is as follows (US$ millions):

	June 30, 2014	June 30, 2013
Assets		
Cash and due from banks	$ 187	$ 65
Time deposits	5,916	5,889
Trading securities	33,287	30,349
Securities purchased under resale agreements	420	337
Derivative assets	219	376
Receivables and other assets:		
Receivables from unsettled security trades	362	236
Accrued interest income on time deposits and securities	137	135
Accrued income on derivative instruments	14	21
Total assets	**40,542**	**37,408**
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	5,288	5,736
Derivative liabilities	277	210
Payables and other liabilities:		
Payables for unsettled security trades	1,080	179
Short-Term Borrowings	117	-
Accrued charges on derivative instruments	42	46
Total liabilities	**6,804**	**6,171**
Total net liquid asset portfolio	**$ 33,738**	**$ 31,237**

The liquid asset portfolio is denominated primarily in US dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-US dollar securities into US dollar securities, represent 9.3% of the portfolio at June 30, 2014 (2.7% - June 30, 2013).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C – LIQUID ASSET PORTFOLIO (continued)

Trading securities comprises:

	Year ended June 30, 2014	At June 30, 2014	
	Fair value average daily balance (US$ million)	Fair value (US$ millions)	Weighted average contractual maturity (years)
Government, agency and government-sponsored agency obligations	$ 13,916	$ 14,948	2.2
Asset-backed securities	11,082	11,751	16.9
Corporate securities	6,884	6,064	3.2
Money market funds	806	524	n/a
Total trading securities	**$ 32,688**	**$ 33,287**	

	Year ended June 30, 2013	At June 30, 2013	
	Fair value average daily balance (US$ million)	Fair value (US$ millions)	Weighted average contractual maturity (years)
Government, agency and government-sponsored agency obligations	$ 14,927	$ 14,047	2.1
Asset-backed securities	8,569	9,076	17.9
Corporate securities	6,464	6,458	2.6
Money market funds	463	768	n/a
Total trading securities	**$ 30,423**	**$ 30,349**	

The expected maturity of the asset-backed securities may be significantly shorter than the contractual maturity, as reported above, due to prepayment features.

NOTE D – INVESTMENTS

The carrying amount of investments at June 30, 2014 and June 30, 2013 comprises (US$ millions):

	June 30, 2014	June 30, 2013
Loans		
Loans at amortized cost	$ 23,562	$ 21,923
Less: Reserve against losses on loans	(1,686)	(1,628)
Loans at amortized cost less reserve against losses	21,876	20,295
Loans held for sale at lower of amortized cost or fair value	30	43
Loans accounted for at fair value under the Fair Value Option (outstanding principal balance $648 - June 30, 2014, $474 - June 30, 2013)	683	493
Total loans	**22,589**	**20,831**
Equity investments		
Equity investments at cost less impairment*	2,965	3,119
Equity investments accounted for at fair value as available-for-sale (cost $2,665 - June 30, 2014, $2,397 - June 30, 2013)	4,840	4,230
Equity investments accounted for at fair value (cost $4,109 - June 30, 2014, $3,697 - June 30, 2013)	5,183	4,346
Total equity investments	**12,988**	**11,695**
Debt securities		
Debt securities accounted for at fair value as available-for-sale (amortized cost $2,167 - June 30, 2014, $1,889 - June 30, 2013)	2,234	1,911
Debt securities accounted for at fair value under the Fair Value Option (amortized cost $367 - June 30, 2014, $237 - June 30, 2013)	365	240
Total debt securities	**2,599**	**2,151**
Total carrying amount of investments	**$ 38,176**	**$ 34,677**

* Equity investments at cost less impairment at June 30, 2014 includes unrealized gains of $2 million ($2 million - June 30, 2013) related to equity investments accounted for as available-for-sale in previous periods and for which readily determinable fair vales are no longer available.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D – INVESTMENTS (continued)

The distribution of the investment portfolio by industry sector and by geographical region and a reconciliation of total disbursed portfolio to carrying amount of investments is as follows (US$ millions):

Sector	June 30, 2014				June 30, 2013			
	Loans	Equity investments	Debt securities	Total	Loans	Equity investments	Debt securities	Total
Manufacturing, agribusiness and services								
Asia	$ 1,922	$ 577	$ 210	$ 2,709	$ 2,020	$ 503	$ 264	$ 2,787
Europe, Middle East and North Africa	3,165	741	133	4,039	3,297	634	76	4,007
Sub-Saharan Africa, Latin America and Caribbean	2,380	505	126	3,011	2,105	473	36	2,614
Other	1,346	137	1	1,484	1,018	100	-	1,118
Total manufacturing, agribusiness and services	8,813	1,960	470	11,243	8,440	1,710	376	10,526
Financial markets								
Asia	2,116	1,416	210	3,742	1,842	1,381	125	3,348
Europe, Middle East and North Africa	2,130	1,826	724	4,680	2,337	1,815	755	4,907
Sub-Saharan Africa, Latin America and Caribbean	2,249	1,837	410	4,496	2,061	1,797	437	4,295
Other	683	897	214	1,794	302	872	164	1,338
Total financial markets	7,178	5,976	1,558	14,712	6,542	5,865	1,481	13,888
Infrastructure and natural resources								
Asia	1,873	487	59	2,419	1,702	430	66	2,198
Europe, Middle East and North Africa	2,326	352	127	2,805	2,314	399	66	2,779
Sub-Saharan Africa, Latin America and Caribbean	3,798	730	102	4,630	3,194	622	69	3,885
Other	419	236	158	813	414	183	12	609
Total infrastructure and natural resources	8,416	1,805	446	10,667	7,624	1,634	213	9,471
Total disbursed investment portfolio	**$ 24,407**	**$ 9,741**	**$ 2,474**	**$ 36,622**	**$ 22,606**	**$ 9,209**	**$ 2,070**	**$ 33,885**
Reserve against losses on loans	(1,686)	-	-	(1,686)	(1,628)			(1,628)
Unamortized deferred loan origination fees, net and other	(137)	-	-	(137)	(139)			(139)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets	(39)	(31)	-	(70)	(35)	(37)	-	(72)
Adjustments to disbursed investment portfolio	9	35	(4)	40	8	44	-	52
Unrealized losses on equity investments held by consolidated VIEs	-	(6)	-	(6)		(3)		(3)
Unrealized gains on investments accounted for at fair value as available-for-sale	-	2,175	131	2,306		1,833	78	1,911
Unrealized gains (losses) on investments	35	1,074	(2)	1,107	19	649	3	671
Carrying amount of investments	**$ 22,589**	**$ 12,988**	**$ 2,599**	**$ 38,176**	**$ 20,831**	**$ 11,695**	**$ 2,151**	**$ 34,677**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES

Loans

Income from loans and guarantees, realized gains and losses on loans and associated derivatives for the years ended June 30, 2014, June 30, 2013 and June 30, 2012 comprise the following (US$ millions):

	2014	2013	2012
Interest income	$ 936	$ 879	$ 818
Commitment fees	43	35	29
Other financial fees	77	90	68
Realized gains (losses) on loans, guarantees and associated derivatives	9	(8)	78
Income from loans and guarantees, realized gains and losses on loans and associated derivatives	**$ 1,065**	**$ 996**	**$ 993**

The currency composition and average contractual rate of the disbursed loan portfolio are summarized below:

	June 30, 2014		June 30, 2013	
	Amount (US$ millions)	Average contractual rate (%)	Amount (US$ millions)	Average contractual rate (%)
US dollar	$ 18,011	3.8	$ 16,711	3.9
Euro	3,162	4.1	2,959	4.0
Chinese renminbi	649	4.9	472	5.4
Indian rupee	409	10.6	417	10.0
Mexican peso	366	7.7	417	7.9
Brazilian real	360	12.2	245	8.9
Russian ruble	238	10.7	207	10.8
South African rand	237	10.2	233	9.1
Philippine peso	225	7.2	273	7.2
Indonesian rupiah	136	9.3	198	8.3
Peruvian nuevo sol	118	7.5	59	6.8
Colombian peso	108	10.4	83	8.3
Kazakhstan tenge	60	8.4	3	10.4
Turkish lira	39	12.8	48	12.1
Vietnamese dong	28	17.3	40	17.4
Other currencies				
OECD currencies	31	3.4	39	3.2
Non-OECD currencies	230	9.7	202	8.9
Total disbursed loan portfolio	**$ 24,407**	**4.5**	**$ 22,606**	**4.5**

After the effect of interest rate swaps and currency swaps, IFC's loans are principally denominated in variable rate US dollars.

Loans in all currencies are repayable during the years ending June 30, 2015 through June 30, 2019 and thereafter, as follows (US$ millions):

	2015	2016	2017	2018	2019	Thereafter	Total
Fixed rate loans	$ 1,010	$ 1,446	$ 459	$ 783	$ 591	$ 1,150	$ 5,439
Variable rate loans	4,385	3,280	2,718	2,218	1,542	4,825	18,968
Total disbursed loan portfolio	**$ 5,395**	**$ 4,726**	**$ 3,177**	**$ 3,001**	**$ 2,133**	**$ 5,975**	**$ 24,407**

At June 30, 2014, 22% of the disbursed loan portfolio consisted of fixed rate loans (21% - June 30, 2013), while the remainder was at variable rates. At June 30, 2014, the disbursed loan portfolio included $71 million of loans serving as collateral under secured borrowing arrangements ($86 million - June 30, 2013). IFC's disbursed variable rate loans generally reprice within one year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

Reserve against losses on loans and provision for losses on loans

Changes in the reserve against losses on loans for the years ended June 30, 2014, June 30, 2013 and June 30, 2012, as well as the related recorded investment in loans, evaluated for impairment individually (specific reserves) and on a pool basis (portfolio reserves) respectively, are summarized below (US$ millions):

	Year ended June 30, 2014		
	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 741	$ 887	$ 1,628
Provision (release of provision for) losses on loans, net	127	(44)	83
Write-offs	(44)	-	(44)
Recoveries of previously written-off loans	1	-	1
Foreign currency transaction adjustments	1	5	6
Other adjustments*	12	-	12
Ending balance	**$ 838**	**$ 848**	**$ 1,686**
Related recorded investment in loans at June 30, 2014 evaluated for impairment**	$ 23,562	$ 21,837	$ 23,562
Recorded investment in loans with specific reserves	$ 1,725		

	Year ended June 30, 2013		
	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 447	$ 934	$ 1,381
Provision (release of provision for) losses on loans, net	298	(49)	249
Write-offs	(13)	-	(13)
Foreign currency transaction adjustments	(2)	2	-
Other adjustments*	11	-	11
Ending balance	**$ 741**	**$ 887**	**$ 1,628**
Related recorded investment in loans at June 30, 2013 evaluated for impairment**	$ 21,923	$ 20,520	$ 21,923
Recorded investment in loans with specific reserves	$ 1,403		

	Year ended June 30, 2012		
	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$ 382	$ 925	$ 1,307
Provision for losses on loans, net	76	39	115
Write-offs	(13)	-	(13)
Recoveries of previously written off loans	2	-	2
Foreign currency transaction adjustments	(5)	(30)	(35)
Other adjustments*	5	-	5
Ending balance	**$ 447**	**$ 934**	**$ 1,381**
Related recorded investment in loans at June 30, 2012 evaluated for impairment**	$ 20,226	$ 19,303	$ 20,226
Recorded investment in loans with specific reserves	$ 923		

*Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.
**IFC individually evaluates all loans for impairment. Portfolio reserves are established for losses incurred, but not specifically identifiable, on loans for which no specific reserve is established.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

Reserve for losses on guarantees and other receivables and provision for losses on guarantees and other receivables

Changes in the reserve against losses on guarantees for the years ended June 30, 2014, June 30, 2013 and June 30, 2012, are summarized below (US$ millions):

	2014	2013	2012
Beginning balance	$ 17	$ 21	$ 24
Provision (release of provision for) losses on guarantees	5	(4)	(3)
Ending balance	**$ 22**	**$ 17**	**$ 21**

Changes in the reserve against losses on other receivables for the years ended June 30, 2014, June 30, 2013 and June 30, 2012, are summarized below (US$ millions):

	2014	2013	2012
Beginning balance	$ 3	$ 5	$ -
(Release of) provision for losses on other receivables	-	(2)	5
Ending balance	**$ 3**	**$ 3**	**$ 5**

Impaired loans

The average recorded investment during the year ended June 30, 2014, in loans at amortized cost that are impaired was $1,656 million ($1,352 million - year ended June 30, 2013). The recorded investment in loans at amortized cost that are impaired at June 30, 2014 was $1,725 million ($1,403 million - June 30, 2013).

Loans at amortized cost that are impaired with specific reserves are summarized by industry sector and geographic region as follows (US$ millions):

	June 30, 2014				
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services					
Asia	$ 154	$ 156	$ 94	$ 154	$ 1
Europe, Middle East and North Africa	518	521	335	504	5
Sub-Saharan Africa, Latin America and Caribbean	344	400	185	330	6
Other	15	15	14	15	-
Total manufacturing, agribusiness and services	1,031	1,092	628	1,003	12
Financial markets					
Asia	-	2	-	-	-
Europe, Middle East and North Africa	5	5	5	5	-
Sub-Saharan Africa, Latin America and Caribbean	10	35	8	11	1
Total financial markets	15	42	13	16	1
Infrastructure and natural resources					
Asia	132	132	51	126	5
Europe, Middle East and North Africa	193	193	34	193	7
Sub-Saharan Africa, Latin America and Caribbean	248	248	87	224	5
Other	106	106	25	94	1
Total infrastructure and natural resources	679	679	197	637	18
Total	**$ 1,725**	**$ 1,813**	**$ 838**	**$ 1,656**	**$ 31**

IFC had no impaired loans at June 30, 2014 with no specific reserves.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2013				
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Manufacturing, agribusiness and services					
Asia	$ 165	$ 171	$ 116	$ 162	$ 2
Europe, Middle East and North Africa	508	517	297	515	10
Sub-Saharan Africa, Latin America and Caribbean	398	460	189	333	13
Total manufacturing, agribusiness and services	1,071	1,148	602	1,010	25
Financial markets					
Asia	15	17	3	18	1
Europe, Middle East and North Africa	17	24	7	22	1
Sub-Saharan Africa, Latin America and Caribbean	7	32	7	7	1
Total financial markets	39	73	17	47	3
Infrastructure and natural resources					
Asia	72	72	35	72	-
Sub-Saharan Africa, Latin America and Caribbean	188	188	76	187	4
Other	33	33	11	36	2
Total infrastructure and natural resources	293	293	122	295	6
Total	**$ 1,403**	**$ 1,514**	**$ 741**	**$ 1,352**	**$ 34**

IFC had no impaired loans at June 30, 2013 with no specific reserves.

Nonaccruing loans

Loans on which the accrual of interest has been discontinued amounted to $1,342 million at June 30, 2014 ($1,272 million - June 30, 2013). The interest income on such loans for the year ended June 30, 2014 and June 30, 2013 is summarized as follows (US$ millions):

	2014	2013	2012
Interest income not recognized on nonaccruing loans	$ 104	$ 90	$ 47
Interest income recognized on loans in nonaccrual status related to current and prior years, on a cash basis	19	38	21

The recorded investment in nonaccruing loans at amortized cost at June 30, 2014 and June 30, 2013 is summarized by industry sector and geographic region as follow (US$ millions):

	June 30, 2014			
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Total recorded investment in nonaccruing loans
Asia	$ 144	$ -	$ 96	$ 240
Europe, Middle East and North Africa	458	5	21	484
Sub-Saharan Africa, Latin America and Caribbean	382	-	160	542
Other	15	1	-	16
Total disbursed loans at amortized cost	**$ 999**	**$ 6**	**$ 277**	**$ 1,282**

	June 30, 2013			
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Total recorded investment in nonaccruing loans
Asia	$ 148	$ 15	$ 64	$ 227
Europe, Middle East and North Africa	460	4	-	464
Sub-Saharan Africa, Latin America and Caribbean	388	-	129	517
Total disbursed loans at amortized cost	**$ 996**	**$ 19**	**$ 193**	**$ 1,208**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

Past due loans

An age analysis, based on contractual terms, of IFC's loans at amortized cost by industry sector and geographic region follows (US$ millions):

	June 30, 2014					
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services						
Asia	$ -	$ 2	$ 144	$ 146	$ 1,725	$ 1,871
Europe, Middle East and North Africa	-	-	458	458	2,626	3,084
Sub-Saharan Africa, Latin America and Caribbean	12	35	265	312	2,021	2,333
Other	250	-	-	250	1,096	1,346
Total manufacturing, agribusiness and services	262	37	867	1,166	7,468	8,634
Financial markets						
Asia	-	-	-	-	2,084	2,084
Europe, Middle East and North Africa	-	-	5	5	2,074	2,079
Sub-Saharan Africa, Latin America and Caribbean	-	-	-	-	2,128	2,128
Other	-	-	1	1	521	522
Total financial markets	-	-	6	6	6,807	6,813
Infrastructure and natural resources						
Asia	-	-	87	87	1,775	1,862
Europe, Middle East and North Africa	-	-	21	21	2,252	2,273
Sub-Saharan Africa, Latin America and Caribbean	-	-	160	160	3,578	3,738
Other	-	-	-	-	418	418
Total infrastructure and natural resources	-	-	268	268	8,023	8,291
Total disbursed loans at amortized cost	**$ 262**	**$ 37**	**$ 1,141**	**$ 1,440**	**$ 22,298**	**$ 23,738**
Unamortized deferred loan origination fees, net and other						(137)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(39)
Recorded investment in loans at amortized cost						**$ 23,562**

At June 30, 2014, loans 90 days or greater past due still accruing totaled less than $0.5 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2013					
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Manufacturing, agribusiness and services						
Asia	$ -	$ -	$ 141	$ 141	$ 1,820	$ 1,961
Europe, Middle East and North Africa	10	-	399	409	2,803	3,212
Sub-Saharan Africa, Latin America and Caribbean	31	35	146	212	1,860	2,072
Other	-	-	-	-	1,017	1,017
Total manufacturing, agribusiness and services	41	35	686	762	7,500	8,262
Financial markets						
Asia	-	-	-	-	1,837	1,837
Europe, Middle East and North Africa	1	-	4	5	2,290	2,295
Sub-Saharan Africa, Latin America and Caribbean	-	-	-	-	1,946	1,946
Other	-	1	-	1	216	217
Total financial markets	1	1	4	6	6,289	6,295
Infrastructure and natural resources						
Asia	-	4	64	68	1,627	1,695
Europe, Middle East and North Africa	-	-	-	-	2,306	2,306
Sub-Saharan Africa, Latin America and Caribbean	-	-	130	130	2,996	3,126
Other	-	-	-	-	413	413
Total infrastructure and natural resources	-	4	194	198	7,342	7,540
Total disbursed loans at amortized cost	**$ 42**	**$ 40**	**$ 884**	**$ 966**	**$ 21,131**	**$ 22,097**
Unamortized deferred loan origination fees, net and other						(139)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(35)
Recorded investment in loans at amortized cost						**$ 21,923**

At June 30, 2013, there are no loans 90 days or greater past due still accruing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

Loan Credit Quality Indicators

IFC utilizes a rating system to classify loans according to credit worthiness and risk. Each loan is categorized as very good, good, average, watch, substandard, doubtful or loss.

A description of each category (credit quality indicator), in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself, follows:

Credit quality indicator	Description
Very good	Excellent debt service capacity; superior management; market leader; very favorable operating environment; may also have strong collateral and/or guaranteed arrangements.
Good	Strong debt service capacity: good liquidity; stable performance, very strong management, high market share; minimal probability of financial deterioration.
Average	Satisfactory balance sheet ratios, average liquidity; good debt service capacity; good management; average size and market share.
Watch	Tight liquidity; financial performance below expectations; higher than average leverage ratio; week management in certain aspects; uncompetitive products and operations; unfavorable or unstable macroeconomic factors.
Substandard	Poor financial performance; difficulty servicing debt; inadequate net worth and debt service capacity; loan not fully secured: partial past due amounts of interest and/or principal; well-defined weaknesses may adversely impact collection
Doubtful	Bad financial performance; serious liquidity and debt service capacity issues: large and increasing past due amounts: partial loss is very likely.
Loss	Close to or already in bankruptcy; serious regional geopolitical issues/conflicts; default and total loss highly likely.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

A summary of IFC's loans at amortized cost by credit quality indicator updated effective June 30, 2014 and June 30, 2013 respectively, as well as by industry sector and geographic region follows (US$ millions):

	June 30, 2014							
	Very good	Good	Average	Watch	Substandard	Doubtful	Loss	Total
Manufacturing, agribusiness and services								
Asia	$ -	$ 523	$ 538	$ 610	$ 45	$ 58	$ 97	$ 1,871
Europe, Middle East and North Africa	3	385	799	1,051	387	93	366	3,084
Sub-Saharan Africa, Latin America and Caribbean	50	224	809	749	221	136	144	2,333
Other	-	914	162	242	13	15	-	1,346
Total manufacturing, agribusiness and services	53	2,046	2,308	2,652	666	302	607	8,634
Financial markets								
Asia	-	1,011	844	200	29	-	-	2,084
Europe, Middle East and North Africa	-	536	887	550	101	-	5	2,079
Sub-Saharan Africa, Latin America and Caribbean	-	631	1,277	198	13	9	-	2,128
Other	-	250	1	270	1	-	-	522
Total financial markets	-	2,428	3,009	1,218	144	9	5	6,813
Infrastructure and natural resources								
Asia	-	319	657	692	98	35	61	1,862
Europe, Middle East and North Africa	-	180	609	1,291	172	-	21	2,273
Sub-Saharan Africa, Latin America and Caribbean	300	172	1,779	882	491	86	28	3,738
Other	-	26	27	83	175	107	-	418
Total infrastructure and natural resources	300	697	3,072	2,948	936	228	110	8,291
Total disbursed loans at amortized cost	$ 353	$ 5,171	$ 8,389	$ 6,818	$ 1,746	$ 539	$ 722	$ 23,738
Unamortized deferred loan origination fees, net and other								(137)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets								(39)
Recorded investment in loans at amortized cost								$ 23,562

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

June 30, 2013								
	Very good	Good	Average	Watch	Substandard	Doubtful	Loss	Total
Manufacturing, agribusiness and services								
Asia	$ -	$ 420	$ 830	$ 440	$ 86	$ 51	$ 134	$ 1,961
Europe, Middle East and North Africa	9	369	986	994	400	86	368	3,212
Sub-Saharan Africa, Latin America and Caribbean	25	184	998	344	208	248	65	2,072
Other	-	826	164	24	3	-	-	1,017
Total manufacturing, agribusiness and services	34	1,799	2,978	1,802	697	385	567	8,262
Financial markets								
Asia	41	713	813	242	12	16	-	1,837
Europe, Middle East and North Africa	-	530	1,280	289	165	27	4	2,295
Sub-Saharan Africa, Latin America and Caribbean	-	870	911	148	10	7	-	1,946
Other	-	-	1	216	-	-	-	217
Total financial markets	41	2,113	3,005	895	187	50	4	6,295
Infrastructure and natural resources								
Asia	-	291	589	664	79	8	64	1,695
Europe, Middle East and North Africa	-	245	825	924	290	22	-	2,306
Sub-Saharan Africa, Latin America and Caribbean	-	232	1,072	1,472	238	43	69	3,126
Other	-	35	49	123	206	-	-	413
Total infrastructure and natural resources	-	803	2,535	3,183	813	73	133	7,540
Total disbursed loans at amortized cost	**$ 75**	**$ 4,715**	**$ 8,518**	**$ 5,880**	**$ 1,697**	**$ 508**	**$ 704**	**$ 22,097**
Unamortized deferred loan origination fees, net and other								(139)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets								(35)
Recorded investment in loans at amortized cost								**$ 21,923**

Loan modifications during the year ended June 30, 2014 considered troubled debt restructurings totaled $95 million. There were no loans that defaulted during the year ended June 30, 2014 that had been modified in a troubled debt restructuring within 12 months prior to the date of default.

Guarantees

IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at June 30, 2014 totaled $4,661 million ($4,933 million - June 30, 2013). Guarantees of $3,679 million that were outstanding (i.e., not called) at June 30, 2014 ($3,565 million - June 30, 2013), were not included in loans on IFC's consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE F – DEBT SECURITIES

Income from debt securities and realized gains and losses on debt securities and associated derivatives for the year ended June 30, 2014, June 30, 2013 and June 30, 2012 comprise the following (US$ millions):

	2014	2013	2012
Interest income	$ 62	$ 59	$ 60
Dividends	11	14	14
Realized gains on debt securities and associated derivatives	29	42	24
Other-than-temporary impairments	(13)	(46)	(27)
Total income from debt securities and realized gains and losses on debt securities and associated derivatives	**$ 89**	**$ 69**	**$ 71**

Debt securities accounted for as available-for-sale at June 30, 2014 and June 30, 2013 comprise (US$ millions):

June 30, 2014	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Fair value
Corporate debt securities	$ 1,423	$ 85	$ (9)	$ (57)	$ 1,442
Preferred shares	594	55	(1)	(1)	647
Asset-backed securities	150	1	-	(6)	145
Total	**$ 2,167**	**$ 141**	**$ (10)**	**$ (64)**	**$ 2,234**

June 30, 2013	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Fair value
Corporate debt securities	$ 1,381	$ 62	$ (17)	$ (56)	$ 1,370
Preferred shares	438	43	(10)	-	471
Asset-backed securities	67	-	-	-	67
Other debt securities	3	-	-	-	3
Total	**$ 1,889**	**$ 105**	**$ (27)**	**$ (56)**	**$ 1,911**

Unrealized losses on debt securities accounted for as available-for-sale at June 30, 2014 are summarized below (US$ millions):

	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$ -	$ -	$ 135	$ (9)	$ 135	$ (9)
Preferred shares	-	-	8	(1)	8	(1)
Total	**$ -**	**$ -**	**$ 143**	**$ (10)**	**$ 143**	**$ (10)**

Unrealized losses on debt securities accounted for as available-for-sale at June 30, 2013 are summarized below (US$ millions):

	Less than 12 months		12 months or greater		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$ 224	$ (5)	$ 173	$ (12)	$ 397	$ (17)
Preferred shares	23	(2)	106	(8)	129	(10)
Total	**$ 247**	**$ (7)**	**$ 279**	**$ (20)**	**$ 526**	**$ (27)**

Corporate debt securities comprise investments in bonds and notes. Unrealized losses associated with corporate debt securities are primarily attributable to movements in the credit default swap spread curve applicable to the issuer. Based upon IFC's assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.

Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC's assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE F – DEBT SECURITIES (continued)

Debt securities with contractual maturities that are accounted for as available-for-sale have contractual maturities during the years ending June 30, 2015 through June 30, 2019 and thereafter, as follows (US$ millions):

	2015	2016	2017	2018	2019	Thereafter	Total
Corporate debt securities	$ 181	$ 152	$ 113	$ 343	$ 115	$ 465	$ 1,369
Preferred shares	41	68	-	-	-	66	175
Asset-backed securities	6	65	23	4	8	38	144
Total disbursed portfolio of debt securities with contractual maturities	**$ 228**	**$ 285**	**$ 136**	**$ 347**	**$ 123**	**$ 569**	**$ 1,688**

The expected maturity of asset-backed securities may differ from the contractual maturity, as reported above, due to prepayment features. In addition, IFC has $418 million of redeemable preferred shares and other debt securities with undefined maturities ($505 million - June 30, 2013).

The currency composition and average contractual rate of debt securities with contractual maturities that are accounted for as available-for-sale are summarized below:

	June 30, 2014		June 30, 2013	
	Amount (US$ millions)	Average contractual rate (%)	Amount (US$ millions)	Average contractual rate (%)
US dollar	$ 947	3.9	$ 816	3.5
Euro	202	2.8	100	3.3
Brazilian real	135	10.5	261	7.4
South African rand	121	6.7	100	5.6
Turkish lira	80	7.9	88	7.9
New Romanian Lei	67	5.9	37	6.4
Chilean peso	45	7.7	-	-
Other non-OECD currencies	91	9.7	36	4.2
Total disbursed portfolio of debt securities with contractual maturities	**$ 1,688**	**5.2**	**$ 1,438**	**4.7**

After the effect of interest rate swaps and currency swaps, IFC's debt securities with contractual maturities that are accounted for as available-for-sale are principally denominated in variable rate US dollars.

NOTE G – EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES

Income from equity investments and associated derivatives for the years ended June 30, 2014, June 30, 2013 and June 30, 2012 comprises the following (US$ millions):

	2014	2013	2012
Gains on equity investments and associated derivatives, net	$ 1,269	$ 933	$ 1,966
Dividends	274	248	274
Other-than-temporary impairments:			
Equity investments at cost less impairment	(107)	(152)	(272)
Equity investments available-for-sale	(161)	(289)	(420)
Total other-than-temporary impairments	(268)	(441)	(692)
Other, net	14	(8)	-
Total income from equity investments and associated derivatives	**$ 1,289**	**$ 732**	**$ 1,548**

Gains on equity investments and associated derivatives includes realized gains and losses on equity investments and associated derivatives of $1,013 million for the year ended June 30, 2014 ($967 million - year ended June 30, 2013, $2,015 million - year ended June 30, 2012).

Dividends include $19 million for the year ended June 30, 2014 ($36 million - year ended June 30, 2013, $43 million - year ended June 30, 2012) of receipts, net of cash disbursements, related to investments accounted for under the cost recovery method, for which cost has been fully recovered.

Equity investments include private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. These investments cannot be redeemed. Instead distributions are received through the liquidation of the underlying assets of the funds. IFC estimates that the underlying assets of the funds will be liquidated over five to eight years. The fair values of all these funds have been determined using the net asset value of IFC's ownership interest in partners' capital and totaled $3,259 million as of June 30, 2014 ($2,687 million - June 30, 2013).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE H – INVESTMENT TRANSACTIONS COMMITTED BUT NOT DISBURSED OR UTILIZED

Loan, equity and debt security commitments signed but not yet disbursed, and guarantee and client risk management facilities signed but not yet utilized are summarized below (US$ millions):

	June 30, 2014	June 30, 2013
Investment transactions committed but not disbursed:		
Loans, equity investments and debt securities	$ 10,028	$ 10,358
Investment transactions committed but not utilized:		
Guarantees	982	1,368
Client risk management facilities	311	290
Total investment transactions committed but not disbursed or utilized	**$ 11,321**	**$ 12,016**

The disbursements of investment transactions committed but not disbursed or utilized are generally subject to fulfillment of conditions of disbursement.

NOTE I – LOAN PARTICIPATIONS

Loan participations signed as commitments for which disbursement has not yet been made and loan participations disbursed and outstanding which are serviced by IFC for participants are as follows (US$ millions):

	June 30, 2014	June 30, 2013
Loan participations signed as commitments but not disbursed	$ 2,178	$ 1,961
Loan participations disbursed and outstanding which are serviced by IFC	$ 7,097	$ 6,621

NOTE J – RECEIVABLES AND OTHER ASSETS

Receivables and other assets are summarized below (US$ millions):

	June 30, 2014	June 30, 2013
Receivables from unsettled security trades	$ 362	$ 236
Accrued interest income on time deposits and securities	137	135
Accrued income on derivative instruments	416	440
Accrued interest income on loans	233	207
Headquarters building:		
Land	89	89
Building	240	233
Less: Accumulated building depreciation	(138)	(122)
Headquarters building, net	191	200
Deferred charges and other assets	1,260	1,063
Total receivables and other assets	**$ 2,599**	**$ 2,281**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K – BORROWINGS

Market borrowings and associated derivatives

IFC's borrowings outstanding from market sources and currency and interest rate swaps, net of unamortized issue premiums and discounts, are summarized below:

	June 30, 2014							
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US$ millions)	Weighted average rate (%)	Amount (US$ millions)	Weighted average rate (%)	Notional amount (US$ millions)	Weighted average rate (%)	Amount (US$ millions)	Weighted average rate (%)
US dollar	$ 27,566	1.6	$ 18,016	0.1	$ 35,574	0.2	$ 45,386	0.2
					(35,770)	(1.3)		
Australian dollar	7,317	4.4	(6,847)	(4.5)	376	2.9	470	2.9
					(376)	(3.5)		
New Zealand dollar	2,019	4.3	(2,019)	(4.3)	-	-	-	-
Brazilian real	1,910	7.4	(1,910)	(7.4)	-	-	-	-
Japanese yen	1,883	3.1	(1,883)	(3.1)	-	-	-	-
Turkish lira	1,196	7.2	(1,196)	(7.2)	-	-	-	-
Indian rupee	1,031	7.9	-	-	-	-	1,031	7.9
Pound sterling	1,011	1.4	(840)	(1.5)	170	0.5	171	0.5
					(170)	(0.6)		
Euro	744	2.4	(736)	(2.4)	8	0.5	8	0.5
					(8)	(0.5)		
Chinese renminbi	690	2.3	(161)	(1.9)	-	-	529	2.5
South African rand	538	6.3	(538)	(6.3)	-	-	-	-
Mexican peso	502	4.5	(502)	(4.5)	-	-	-	-
Russian ruble	480	3.4	(392)	(3.5)	-	-	117	4.5
			29	9.0				
Norwegian kroner	480	3.7	(480)	(3.7)	-	-	-	-
Hong Kong dollar	128	5.1	(128)	(5.1)	-	-	-	-
Swiss franc	77	2.1	(77)	(2.1)	-	-	-	-
Nigerian naira	74	10.2	(48)	(10.2)	-	-	26	10.2
Costa Rican colon	55	7.9	(55)	(7.9)	-	-	-	-
C.F.A. franc	41	4.3	-	-	-	-	41	4.3
Zambian kwacha	24	15.0	-	-	-	-	24	15.0
Rwandan franc	22	12.3	-	-	-	-	22	12.3
Uruguayan peso	10	11.1	(10)	(11.1)	-	-	-	-
Dominican peso	9	10.5	-	-	-	-	9	10.5
Ghanaian cedi	7	14.9	(7)	(14.9)	-	-	-	-
Armenian dram	5	9.7	-	-	-	-	5	9.7
Principal at face value	**47,819**		**$ 216**		**$ (196)**		**$ 47,839**	**0.4**
Short-term borrowings from market and other sources	1,445							
	49,264							
Unamortized discounts, net	(453)							
Total market borrowings	**48,811**							
Fair value adjustments	449							
Carrying amount of market borrowings	**$ 49,260**							

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K – BORROWINGS (continued)

	June 30, 2013							
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US$ millions)	Weighted average rate (%)	Amount (US$ millions)	Weighted average rate (%)	Notional amount (US$ millions)	Weighted average rate (%)	Amount (US$ millions)	Weighted average rate (%)
US dollar	$ 25,148	1.9	$ 18,400	0.2	$ 37,767	0.4	$ 43,328	0.3
					(37,987)	(1.4)		
Australian dollar	8,136	4.8	(8,136)	(4.8)	-	-	-	-
Japanese yen	2,684	2.6	(2,684)	(2.6)	-	-	-	-
New Zealand dollar	1,616	4.3	(1,616)	(4.3)	-	-	-	-
Turkish lira	1,367	7.5	(1,367)	(7.5)	-	-	-	-
Brazilian real	1,318	6.3	(1,318)	(6.3)	-	-	-	-
South African rand	692	6.3	(692)	(6.3)	-	-	-	-
Russian ruble	498	3.8	(406)	(3.8)	-	-	122	4.6
			30	6.4	-	-		
Pound sterling	447	2.9	(447)	(2.9)	-	-	-	-
Chinese renminbi	432	3.0	(81)	(1.9)	-	-	351	3.2
Mexican peso	320	4.8	(320)	(4.8)	-	-	-	-
Euro	277	7.2	(269)	(7.4)	8	0.4	8	0.4
					(8)	(0.3)		
Canadian dollar	183	2.8	(183)	(2.8)	-	-	-	-
Norwegian kroner	166	3.3	(166)	(3.3)	-	-	-	-
Hong Kong dollar	128	5.1	(128)	(5.1)	-	-	-	-
Nigerian naira	74	10.2	(49)	(10.2)	-	-	25	10.2
Costa Rican colon	60	7.9	(60)	(7.9)	-	-	-	-
C.F.A. franc	40	4.3	-	-	-	-	40	4.3
South Korean won	39	1.8	(39)	(1.8)	-	-	-	-
Ghanaian cedi	11	14.9	(11)	(14.9)	-	-	-	-
Dominican peso	9	10.5	-	-	-	-	9	10.5
Principal at face value	**43,645**		**$ 458**		**$ (220)**		**$ 43,883**	**0.4**
Borrowings under the short-term Discount Note Program	1,316							
	44,961							
Unamortized discounts, net	(499)							
Total market borrowings	**44,462**							
Fair value adjustments	177							
Carrying amount of market borrowings	**$ 44,639**							

The net currency obligations in Armenian drams, Australian dollars, C.F.A. francs, Chinese renminbi, Dominican pesos, Euro, Indian rupees, Nigerian naira, Pound sterlings, Russian rubles, Rwandan francs and Zambian kwachas at June 30, 2014 have generally been invested and/or on lent to the clients in such currencies.

The weighted average remaining maturity of IFC's borrowings from market sources was 3.9 years at June 30, 2014 (4.1 years - June 30, 2013).

Charges on borrowings for the year ended June 30, 2014 include $3 million of interest expense on secured borrowings ($4 million - year ended June 30, 2013; $5 million - year ended June 30, 2012) and is net of $3 million of gains on buybacks of market borrowings ($11 million - June 30, 2013; $19 million - year ended June 30, 2012).

The net nominal amount payable from currency swaps of $216 million and the net notional amount receivable from interest rate swaps of $196 million at June 30, 2014 (payable of $458 million from currency swaps and receivable of $220 million from interest rate swaps - June 30, 2013), shown in the above table, are represented by currency and interest rate swap assets at fair value of $1,456 million and currency and interest rate swap liabilities at fair value of $1,317 million ($1,503 million and $1,823 million - June 30, 2013), included in derivative assets and derivative liabilities, respectively, on the consolidated balance sheet.

Short-term market borrowings

IFC's short-term Discount Note Program has maturities ranging from overnight to one year. The amount outstanding under the program at June 30, 2014 is $1,328 million ($1,316 million - June 30, 2013). Charges on borrowings for the year ended June 30, 2014, include $4 million in respect of this program ($2 million - June 30, 2013; $1 million - June 30, 2012).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K – BORROWINGS (continued)

Borrowings from IBRD

Borrowings outstanding from IBRD and currency are summarized below:

	June 30, 2014		June 30, 2013	
	Principal amount (US$ millions)	Weighted average cost (%)	Principal amount (US$ millions)	Weighted average cost (%)
Saudi Arabian riyal	$ 25	4.0	$ 34	4.0
US dollar	196	0.1	196	0.2
Total borrowings outstanding from IBRD	**$ 221**		**$ 230**	

The weighted average remaining maturity of borrowings from IBRD was 2.9 years at June 30, 2014 (3.8 years - June 30, 2013). Charges on borrowings for the year ended June 30, 2014, includes $1 million ($2 million - year ended June 30, 2013; $2 million - year ended June 30, 2012) in respect of borrowings from IBRD.

Maturity of borrowings

The principal amounts repayable on borrowings outstanding in all currencies, gross of any premiums or discounts, during the years ending June 30, 2015, through June 30, 2019, and thereafter are summarized below (US$ millions):

	2015	2016	2017	2018	2019	Thereafter	Total
Borrowings from market sources	$ 7,546	$ 8,401	$ 11,014	$ 9,110	$ 6,166	$ 5,582	$ 47,819
Short-term borrowings from market and other sources	1,445	-	-	-	-	-	1,445
Borrowings from IBRD	8	8	8	197	-	-	221
Total borrowings, gross	**$ 8,999**	**$ 8,409**	**$ 11,022**	**$ 9,307**	**$ 6,166**	**$ 5,582**	**$ 49,485**
Unamortized discounts, net							(453)
Fair value adjustments							449
Carrying amount of borrowings							**$ 49,481**

After the effect of interest rate and currency swaps, IFC's borrowings generally reprice within one year.

NOTE L – PAYABLES AND OTHER LIABILITIES

Payables and other liabilities are summarized below (US$ millions):

	June 30, 2014	June 30, 2013
Accrued charges on borrowings	$ 391	$ 395
Accrued charges on derivative instruments	138	153
Payables for unsettled security trades	1,080	179
Secured borrowings	71	86
Liabilities under retirement benefit plans	367	183
Accounts payable, accrued expenses and other liabilities	1,209	1,225
Deferred income	130	114
Total payables and other liabilities	**$ 3,386**	**$ 2,335**

NOTE M – CAPITAL TRANSACTIONS

During the year ended June 30, 2014, 99,233 shares, at a par value of $1,000 each, were subscribed and paid by member countries (31,321 shares at a par value of $1,000 each - year ended June 30, 2013; 2,500 shares at a par value of $1,000 each - year ended June 30, 2012).

Under IFC's Articles of Agreement, in the event a member withdraws from IFC, IFC and the member may negotiate on the repurchase of the member's capital stock on such terms as may be appropriate under the circumstances. Such agreement may provide, among other things, for a final settlement of all obligations of the member to IFC. If such an agreement is not made within six months after the member withdraws or such other time as IFC and the member may agree, the repurchase price of the member's capital stock shall be the value thereof shown by the books of IFC on the day when the member withdraws. The repurchase of capital stock is subject to certain conditions including payments in installments, at such times and in such available currency or currencies as IFC reasonably determines, taking into account the financial position of IFC. IFC's Articles of Agreement also provide for the withdrawing member to repay losses on loans and equity investments in excess of reserves provided on the date of withdrawal.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N – OTHER INCOME

Other income for the year ended June 30, 2014, predominantly comprises $25 million of fees collected from clients ($25 million - year ended June 30, 2013; $20 million - year ended June 30, 2012), $57 million of income from consolidated entities ($40 million - year ended June 30, 2013; $28 million - year ended June 30, 2012) and income under other reimbursable arrangements of $8 million ($8 million - year ended June 30, 2013; $10 million - year ended June 30, 2012).

NOTE O – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Designated retained earnings

The components of designated retained earnings and related expenditures are summarized below (US$ millions):

	Grants to IDA	Advisory services	Performance -based grants	SME Ventures for IDA countries	Global Infrastructure Project Development Fund	Total designated retained earnings
At June 30, 2011	**$ -**	**$ 217**	**$ 54**	**$ 34**	**$ 30**	**$ 335**
Year ended June 30, 2012						
Designations of retained earnings	330	69	-	-	-	399
Expenditures against designated retained earnings	(330)	(67)	(13)	(2)	-	(412)
At June 30, 2012	$ -	$ 219	$ 41	$ 32	$ 30	$ 322
Year ended June 30, 2013						
Designations of retained earnings	340	80	-	-	-	420
Expenditures against designated retained earnings	(340)	(100)	(10)	(4)	(10)	(464)
At June 30, 2013	$ -	$ 199	$ 31	$ 28	$ 20	$ 278
Year ended June 30, 2014						
Designations of retained earnings	251	-	-	-	-	251
Expenditures against designated retained earnings	(251)	(68)	(10)	(3)	(3)	(335)
At June 30, 2014	**$ -**	**$ 131**	**$ 21**	**$ 25**	**$ 17**	**$ 194**

On August 7, 2013, IFC's Board of Directors approved a designation of $251 million of IFC's retained earnings for grants to IDA. On October 11, 2013, IFC's Board of Governors noted with approval these designations. IFC recognizes designations of retained earnings for advisory services when IFC's Board of Directors approves them and recognizes designations of retained earnings for grants to IDA when they are noted with approval by IFC's Board of Governors. On January 15, 2014, IFC recognized expenditures against designations of retained earnings for grants to IDA of $251 million pursuant to signing of the grant agreement between IDA and IFC.

Accumulated other comprehensive income

The components of accumulated other comprehensive income at June 30, 2014 and June 30, 2013 are summarized as follows (US$ millions):

	June 30, 2014	June 30, 2013
Net unrealized gains on available-for-sale debt securities	$ 67	$ 22
Net unrealized gains on available-for-sale equity investments	2,177	1,835
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(1,005)	(736)
Total accumulated other comprehensive income	**$ 1,239**	**$ 1,121**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE P – NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net unrealized gains and losses on non-trading financial instruments accounted for at fair value for the years ended June 30, 2014, June 30, 2013 and June 30, 2012 comprises (US$ millions):

	2014	2013	2012
Unrealized gains and losses on loans, debt securities and associated derivatives:			
Unrealized gains (losses) on loans and associated derivatives	$ 31	$ 314	$ (156)
Unrealized gains on debt securities and associated derivatives	-	95	7
Total net unrealized gains (losses) on loans, debt securities and associated derivatives	31	409	(149)
Unrealized gains and losses on market borrowings and associated derivatives:			
Unrealized gains and losses on market borrowings accounted for at fair value:			
Credit spread component	(64)	31	(59)
Interest rate, foreign exchange and other components	(208)	755	(1,148)
Total unrealized (losses) gains on market borrowings	(272)	786	(1,207)
Unrealized gains (losses) on derivatives associated with market borrowings	198	(754)	1,001
Total net unrealized (losses) gains on market borrowings and associated derivatives	(74)	32	(206)
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	**$ (43)**	**$ 441**	**$ (355)**

As discussed in Note A, "Summary of significant accounting and related policies", market borrowings with associated derivatives are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to the different credit characteristics. The change in fair value reported in "Unrealized gains and losses on market borrowings and associated derivatives" includes the impact of changes in IFC's own credit spread. As credit spreads widen, unrealized gains are recorded and when such credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but they do not alter the timing of the cash flows on the market borrowings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

As discussed in Note A, "Summary of significant accounting and related policies", IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815. Note A describes how and why IFC uses derivative instruments. The fair value of derivative instrument assets and liabilities by risk type at June 30, 2014 and June 30, 2013 is summarized as follows (US$ millions):

Consolidated balance sheet location	June 30, 2014	June 30, 2013
Derivative assets		
Interest rate	$ 521	$ 684
Foreign exchange	34	124
Interest rate and currency	1,799	1,787
Equity and other	559	781
Total derivative assets	**$ 2,913**	**$ 3,376**
Derivative liabilities		
Interest rate	$ 313	$ 446
Foreign exchange	109	41
Interest rate and currency	1,545	1,823
Equity and other	18	-
Total derivative liabilities	**$ 1,985**	**$ 2,310**

The effect of derivative instrument contracts on the consolidated income statement for the years ended June 30, 2014, June 30, 2013 and June 30, 2012 is summarized as follows (US$ millions):

Derivative risk category	Income statement location	2014	2013	2012
Interest rate	Income from loans and guarantees, realized gains and losses on loans and associated derivatives	$ (35)	$ (48)	$ (39)
	Income from debt securities and realized gains and losses on debt securities and associated derivatives	(2)	-	-
	Income from liquid asset trading activities	(157)	(237)	(282)
	Charges on borrowings	401	373	440
	Other income	1	9	2
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	5	(365)	267
Foreign exchange	Income from equity investments and associated derivatives	1	14	-
	Income from liquid asset trading activities	(111)	(179)	(22)
	Foreign currency transaction gains and losses on non-trading activities	111	134	75
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	-	-	26
Interest rate and currency	Income from loans and guarantees, realized gains and losses on loans and associated derivatives	(172)	(157)	(187)
	Income from debt securities and realized gains and losses on debt securities and associated derivatives	(23)	(29)	(61)
	Income from liquid asset trading activities	(71)	164	(74)
	Charges on borrowings	685	910	940
	Other income	-	(7)	-
	Foreign currency transaction gains and losses on non-trading activities	30	(2,829)	512
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	189	(105)	660
Equity	Income from loans and guarantees, realized gains and losses on loans and associated derivatives	-	(28)	(1)
	Income from equity investments and associated derivatives	48	108	51
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	24	13	(10)
Other derivative contracts	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(1)	(1)	(5)
	Total	**$ 923**	**$ (2,260)**	**$ 2,292**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS (continued)

The income related to each derivative risk category includes realized and unrealized gains and losses.

At June 30, 2014, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $54,563 million ($55,400 million at June 30, 2013), foreign exchange contracts was $9,830 million ($10,853 million at June 30, 2013) and interest rate and currency contracts was $32,935 million ($31,765 million at June 30, 2013). At June 30, 2014, there were 282 equity contracts related to IFC's loan and equity investment portfolio and 3 other derivative contracts recognized as derivatives assets or liabilities under ASC Topic 815 (263 equity risk and other contracts at June 30, 2013).

NOTE R – FAIR VALUE MEASUREMENTS

Many of IFC's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the values which will ultimately be realized, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities, with the aim of realizing their contractual cash flows.

The estimated fair values reflect the interest rate environments as of June 30, 2014 and June 30, 2013. In different interest rate environments, the fair value of IFC's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standards introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.

All of IFC's financial instruments in its liquid assets portfolio are managed according to an investment authority approved by the Board of Directors and investment guidelines approved by IFC's Corporate Risk Committee (CRC), a subcommittee of IFC's Management Team. Third party independent vendor prices are used to price the vast majority of the liquid assets. The vendor prices are evaluated by IFC's Treasury department and IFC's Integrated Risk department, maintains oversight for the pricing of liquid assets.

IFC's regional and industry departments are primarily responsible for fair valuing IFC's investment portfolio (equity investments, debt securities, loan investments and related derivatives). IFC's Portfolio Valuation Unit and Loss Provisioning Unit in the Finance & Accounting department, provide oversight over the fair valuation process by monitoring and reviewing the fair values of IFC's investment portfolio. IFC's Valuation Oversight Subcommittee, which is a subcommittee of CRC, reviews significant valuation principles and the reasonableness of high exposure valuations quarterly.

IFC's borrowings are fair valued by the Quantitative Analysis Group in IFC's Treasury department under the oversight of the Integrated Risk department.

The methodologies used and key assumptions made to estimate fair values as of June 30, 2014, and June 30, 2013, are summarized below.

Liquid assets - The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures, options, and US Treasuries. For exchange traded futures and options, exchange quoted prices are obtained and these are classified as Level 1 in accordance with ASC 820. Liquid assets valued using quoted market prices are also classified as Level 1. Securities valued using vendor prices for which there is evidence of high market trade activity may also be classified as Level 1. US Treasuries are valued using index prices and also classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC's evaluation of the vendor's pricing methodologies and individual security facts and circumstances. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield-pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.

The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

Loans and debt securities - Loans and debt securities in IFC's investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. All loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features are considered in determining the loans' fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. The valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3 as of June 30, 2014 and June 30, 2013 are presented below:

June 30, 2014

	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities - preferred shares	Discounted cash flows	$ 293	Discount rate	6.8 - 28.0	11.7
	Relative valuations	51	Valuation multiples*		
	Net asset value	5	Third party pricing		
	Recent transactions	384			
	Other techniques	32			
Total preferred shares		765			
Loans and other debt securities	Discounted cash flows	1,493	Credit default swap spreads	1.4- 6.9	2.6
			Expected recovery rates	10.0 - 85.0	43.3
	Recent transactions	663			
	Other techniques	259			
Total loans and other debt securities		2,415			
Total		**$ 3,180**			

June 30, 2013

	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities - preferred shares	Discounted cash flows	$ 267	Discount rate	6.9 - 18.0	12.0
	Relative valuations	130	Valuation multiples*		
	Net asset value	148	Third party pricing		
	Recent transactions	33			
	Other techniques	7			
Total preferred shares		585			
Loans and other debt securities	Discounted cash flows	1,545	Credit default swap spreads	1.0 - 50.0	2.9
			Expected recovery rates	0.0 - 85.0	45.6
	Recent transactions	416			
	Other techniques	98			
Total loans and other debt securities		2,059			
Total		**$ 2,644**			

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

Borrowings - Fair values derived by using quoted prices in active markets are classified as Level 1. Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC's credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC's credit curve.

As of June 30, 2014, IFC had 5 inflation index linked structured borrowing issues classified as level 3 with a total fair value of $361 million. The significant unobservable inputs in the valuation of this structure are the correlations between and the weights of the constituents of the inflation index. In addition, IFC had bond issuances with a total fair value of $70 million classified as level 3 in Costa Rican colones, Rwandan francs and Armenian drams where the significant unobservable inputs were yield curve data.

Derivative instruments - The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of June 30, 2014 and June 30, 2013 are presented below:

Level 2 derivatives	Significant Inputs
Interest rate	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

June 30, 2014

Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$ 78	Volatilities	12.0 - 37.6	24.4.
	Variable strike price options	463	Contractual strike price*		
Borrowing related structured currency swap assets	Vanilla swaps	5	Yeild curve points		
Borrowing related structured currency swap liabilities	Inflation index linked note, other	(63)	Inflation index weights and correlations		
Total		**$ 483**			

June 30, 2013

Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$ 38	Volatilities	1.0 - 70.6	21.5
	Variable strike price options	742	Contractual strike price*		
Borrowing related structured currency swap	Inflation index linked note, other	(25)	Inflation index weights and correlations		
Total		**$ 755**			

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

Equity investments - Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 were valued using quoted prices in inactive markets. The valuation techniques and significant unobservable inputs for equity investments classified as Level 3 as of June 30, 2014 and June 30, 2013 are presented below:

Sector	Valuation technique	June 30, 2014 Fair value (US$ millions)	Significant inputs	Range	Weighted average
Banking and other financial Institutions	Discounted cash flows	$ 681	Cost of equity (%)	9.7 - 22.6	15.3
			Asset growth rate (%)	(88.5) - 83.0	11.9
			Return on assets (%)	(6.7) - 6.5	2.4
			Perpetual growth rate (%)	3.0 - 11.0	5.0
	Relative valuations	222	Price/book value	1.2- 1.9	1.2
	Listed price (adjusted)	110	Discount for lock-up (%)	3.7 - 18.3	8.8
	Recent transactions	253			
	Other techniques	136			
Total banking and other financial institutions		1,402			
AMC funds	Adjusted Net Asset Value	977			
Other funds	Adjusted Net Asset Value	2,282	Third party pricing		
	Recent transactions	45			
Total funds		3,304			
Others	Discounted cash flows	374	Weighted average cost of capital (%)	6.6 - 16.9	11.2
			Cost of equity (%)	10.8 - 15.0	13.0
	Relative valuations	223	Valuation multiples*		
	Listed price (adjusted)	113	Discount for lock-up (%)	1.2 - 13.0	7.3
	Recent transactions	217			
	Other techniques	101			
Total others		1,028			
Total		**$ 5,734**			

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

		June 30, 2013			
Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average
Banking and other financial institutions	Discounted cash flows	$ 674	Cost of equity (%)	9.2 - 22.1	15.0
			Asset growth rate (%)	(5.9) - 170.0	9.7
			Return on assets (%)	(14.2) - 6.2	2.2
			Perpetual growth rate (%)	2.5 - 11.0	5.0
	Relative valuations	261	Price/book value	1.0 - 1.3	1.3
	Listed price (adjusted)	203	Discount for lock-up (%)	8.1 - 30.0	11.2
	Recent transactions	271			
	Other techniques	96			
Total banking and other financial institutions		1,505			
AMC funds	Adjusted Net Asset Value	886			
	Recent transactions	2			
Other funds	Adjusted Net Asset Value	1,801	Third party pricing		
	Recent transactions	42			
Total funds		2,731			
Others	Discounted cash flows	318	Weighted average cost of capital (%)	6.7 - 16.7	11.8
			Cost of equity (%)	8.7 - 19.1	13.1
	Relative valuations	174	Valuation multiples*		
	Listed price (adjusted)	29	Discount for lock-up (%)	2.1 - 24.0	11.0
	Recent transactions	156			
	Other techniques	138			
Total others		815			
Total		**$ 5,051**			

* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

Fair value of assets and liabilities

Estimated fair values of IFC's financial assets and liabilities and off-balance sheet financial instruments at June 30, 2014 and June 30, 2013 are summarized below (US$ millions).

	June 30, 2014		June 30, 2013	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements	$ 40,442	$ 40,442	$ 37,191	$ 37,191
Investments:				
Loans at amortized cost, net of reserves against losses	21,876	23,624	20,295	21,801
Loans held for sale at lower of amortized cost or fair value	30	83	43	84
Loans accounted for at fair value under the Fair Value Option	683	683	493	493
Total loans	22,589	24,390	20,831	22,378
Equity investments at cost less impairment	2,965	4,867	3,119	4,733
Equity investments accounted for at fair value as available-for-sale	4,840	4,840	4,230	4,230
Equity investments accounted for at fair value	5,183	5,183	4,346	4,346
Total equity investments	12,988	14,890	11,695	13,309
Debt securities accounted for at fair value as available-for-sale	2,234	2,234	1,911	1,911
Debt securities accounted for at fair value under the Fair Value Option	365	365	240	240
Total debt securities	2,599	2,599	2,151	2,151
Total investments	38,176	41,879	34,677	37,838
Derivative assets:				
Borrowings-related	1,456	1,456	1,503	1,503
Liquid asset portfolio-related and other	219	219	376	376
Investment-related	1,132	1,132	1,378	1,378
Client risk management-related	106	106	119	119
Total derivative assets	2,913	2,913	3,376	3,376
Other investment-related financial assets	2	128	5	120
Financial liabilities				
Securities sold under repurchase agreements and payable for cash collateral received	$ 5,288	$ 5,288	$ 5,736	$ 5,736
Market, IBRD and other borrowings outstanding	49,481	49,475	44,869	44,863
Derivative liabilities:				
Borrowings-related	1,317	1,317	1,823	1,823
Liquid asset portfolio-related and other	277	277	210	210
Investment-related	276	276	157	157
Client risk management-related	115	115	120	120
Total derivative liabilities	1,985	1,985	2,310	2,310

Other investment-related financial assets comprise standalone options and warrants that do not meet the definition of a derivative.

The fair value of loan commitments amounted to $23 million at June 30, 2014 ($24 million - June 30, 2013). Fair values of loan commitments are based on present value of loan commitment fees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

Fair value hierarchy

The following tables provide information as of June 30, 2014 and June 30, 2013, about IFC's financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	June 30, 2014			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Government and agency obligations	$ 10,472	$ 4,454	$ 22	$ 14,948
Asset-backed securities	-	11,731	20	11,751
Corporate securities	4,890	1,028	146	6,064
Money market funds	524	-	-	524
Total trading securities	15,886*	17,213	188	33,287
Loans (outstanding principal balance $648)	-	-	683	683
Equity investments:				
Banking and other financial institutions	2,362	28	1,402	3,792
Funds	-	-	3,304	3,304
Others	1,819	80	1,028	2,927
Total equity investments	4,181	108	5,734	10,023
Debt securities:				
Corporate debt securities	102	-	1,586	1,688
Preferred shares	-	-	765	765
Asset-backed securities	-	-	145	145
Other debt securities	-	-	1	1
Total debt securities	102	-	2,497	2,599
Derivative assets:				
Interest rate	-	521	-	521
Foreign exchange	-	34	-	34
Interest rate and currency	-	1,794	5	1,799
Equity and other	-	-	559	559
Total derivative assets	-	2,349	564	2,913
Total assets at fair value	**$ 20,169**	**$ 19,670**	**$ 9,666**	**$ 49,505**
Borrowings:				
Structured bonds	$ -	$ 3,729	$ 361	$ 4,090
Unstructured bonds	38,366	5,008	70	43,444
Total borrowings (outstanding principal balance $47,538**)	38,366	8,737	431	47,534
Derivative liabilities:				
Interest rate	-	313	-	313
Foreign exchange	-	109	-	109
Interest rate and currency	-	1,482	63	1,545
Equity and other	-	-	18	18
Total derivative liabilities	-	1,904	81	1,985
Total liabilities at fair value	**$ 38,366**	**$ 10,641**	**$ 512**	**$ 49,519**

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $524 million at June 30, 2014.

** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $2,222 million, with a fair value of $1,788 million as of June 30, 2014.

Note: For the year ended June 30, 2014: trading securities with a fair value of $308 million were transferred from level 2 to level 1 due to indications of improved market activity; and trading securities with a fair value of $72 million were transferred from level 1 to level 2 due to decrease in market activity. Equity investments with fair value of $48 million were transferred from level 1 to level 2 and $119 million from level 2 to level 1 due to decrease/increase in market activities. Borrowings issued by IFC with a fair value of $7,001 million transferred from level 2 to level 1 due to an assessed change in information quality.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

	June 30, 2013			
	Level 1	Level 2	Level 3	Total
Trading securities:				
Government and agency obligations	$ 13,686	$ 361	$ -	$ 14,047
Asset-backed securities	185	8,806	85	9,076
Corporate securities	6,381	77	-	6,458
Money market funds	768	-	-	768
Total trading securities	21,020*	9,244	85	30,349
Loans (outstanding principal balance $474)	-	-	493	493
Equity investments:				
Banking and other financial institutions	1,898	91	1,505	3,494
Funds	-	-	2,731	2,731
Others	1,490	46	815	2,351
Total equity investments	3,388	137	5,051	8,576
Debt securities:				
Corporate debt securities	-	-	1,474	1,474
Preferred shares	-	-	585	585
Asset-backed securities	-	-	87	87
Other debt securities	-	-	5	5
Total debt securities	-	-	2,151	2,151
Derivative assets:				
Interest rate	-	684	-	684
Foreign exchange	-	124	-	124
Interest rate and currency	-	1,787	-	1,787
Equity and other	-	-	781	781
Total derivative assets	-	2,595	781	3,376
Total assets at fair value	**$ 24,408**	**$ 11,976**	**$ 8,561**	**$ 44,945**
Borrowings:				
Structured bonds	$ -	$ 3,606	$ 391	$ 3,997
Unstructured bonds	24,798	14,129	-	38,927
Total borrowings (outstanding principal balance $43,245**)	24,798	17,735	391	42,924
Derivative liabilities:				
Interest rate	-	446	-	446
Foreign exchange	-	41	-	41
Interest rate and currency	-	1,797	26	1,823
Total derivative liabilities	-	2,284	26	2,310
Total liabilities at fair value	**$ 24,798**	**$ 20,019**	**$ 417**	**$ 45,234**

* includes securities priced at par plus accrued interest, which approximates fair value, with a fair value of $768 million at June 30, 2013.
** includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $2,386 million, with a fair value of $1,925 million as of June 30, 2013.
Note: For the year ended June 30, 2013: trading securities with a fair value of $180 million were transferred from level 2 to level 1 due to indications of improved market activity; and trading securities with a fair value of $1 million were transferred from level 1 to level 2 due to decrease in market activity. Equity investments with fair value of $72 million were transferred from level 1 to level 2 and $49 million from level 2 to level 1 due to decrease/increase in market activities. Borrowings issued by IFC with a fair value of $1,090 million transferred from level 1 to level 2 due to change in information quality.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

The following tables present the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the the years ended June 30, 2014 and June 30, 2013 (US$ millions). IFC's policy is to recognize transfers in and transfers out at the beginning of the reporting period.

	Year ended June 30, 2014							
		Net gains and losses (realized and unrealized) included in						
	Balance as of July 1, 2013	Net income	Other comprehensive income	Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of June 30, 2014	Net unrealized gains and losses included in net income related to assets and liabilities held at year end
Trading securities:								
Asset-backed securities	$ 85	$ 3	$ -	$ (27)	$ -	$ (41)	$ 20	$ 2
Corporate securities	-	2	-	144	-	-	146	2
Government and agency obligations	-	-	-	22	-	-	22	-
Total trading securities	85	5	-	139	-	(41)	188	4
Loans	493	18	-	172	-	-	683	16
Equity investments:								
Banking and other financial institutions	1,505	118	20	(58)	172	(355)	1,402	87
Funds	2,731	396	-	177	-	-	3,304	342
Others	815	42	32	128	38	(27)	1,028	35
Total equity investments	5,051	556	52	247	210	(382)	5,734	464
Debt securities:								
Corporate debt securities	1,474	(1)	34	79	-	-	1,586	2
Preferred shares	585	14	(5)	171	-	-	765	(16)
Asset-backed securities	87	-	(5)	63	-	-	145	-
Other debt securities	5	(1)	-	(3)	-	-	1	(1)
Total debt securities	2,151	12	24	310	-	-	2,497	(15)
Derivative assets:								
Interest rate and currency	-	-	-	2	3	-	5	6
Equity and other	781	89	-	(311)	-	-	559	103
Total derivative assets	781	89	-	(309)	3	-	564	109
Total assets at fair value	**$ 8,561**	**$ 680**	**$ 76**	**$ 559**	**$ 213**	**$ (423)**	**$ 9,666**	**$ 578**
Borrowings:								
Structured bonds	$ (391)	$ 30	$ -	$ -	$ -	$ -	$ (361)	$ 30
Unstructured bonds	-	2	-	(27)	(45)	-	(70)	2
Total borrowings	(391)	32	-	(27)	(45)	-	(431)	32
Derivative liabilities:								
Interest rate and currency	(26)	(31)	-	(1)	(5)	-	(63)	(38)
Equity and other	-	(18)	-	-	-	-	(18)	(18)
Total derivative liabilities	(26)	(49)	-	(1)	(5)	-	(81)	(56)
Total liabilities at fair value	**$ (417)**	**$ (17)**	**$ -**	**$ (28)**	**$ (50)**	**$ -**	**$ (512)**	**$ (24)**

(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of June 30, 2014.
(**)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2013 beginning balance as of June 30, 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

	Year ended June 30, 2013							
		Net gains and losses (realized and unrealized) included in						
	Balance as of July 1, 2012	Net income	Other comprehensive income	Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of June 30, 2013	Net unrealized gains and losses included in net income related to assets and liabilities held at year end
Trading securities:								
Asset-backed securities	$ 150	$ 28	$ -	$ (88)	$ -	$ (5)	$ 85	$ 31
Total trading securities	150	28	-	(88)	-	(5)	85	31
Loans	591	38	-	(136)	-	-	493	38
Equity investments:								
Banking and other financial institutions	1,008	(4)	45	520	52	(116)	1,505	31
Funds	2,284	34	-	413	-	-	2,731	(142)
Others	661	(75)	6	256	-	(33)	815	(77)
Total equity investments	3,953	(45)	51	1,189	52	(149)	5,051	(188)
Debt securities:								
Corporate debt securities	1,495	(14)	14	(21)	-	-	1,474	(1)
Preferred shares	657	(37)	1	(36)	-	-	585	(48)
Asset-backed securities	7	-	-	80	-	-	87	-
Other debt securities	9	(4)	-	-	-	-	5	(4)
Total debt securities	2,168	(55)	15	23	-	-	2,151	(53)
Derivative assets:								
Equity and other	420	92	-	269	-	-	781	76
Total derivative assets	420	92	-	269	-	-	781	76
Total assets at fair value	**$ 7,282**	**$ 58**	**$ 66**	**$ 1,257**	**$ 52**	**$ (154)**	**$ 8,561**	**$ (96)**
Borrowings:								
Structured bonds	$ -	$ 52	$ -	$ (443)	$ -	$ -	$ (391)	$ 52
Total borrowings	-	52	-	(443)	-	-	(391)	52
Derivative liabilities:								
Interest rate and currency	-	(34)	-	8	-	-	(26)	(34)
Total derivative liabilities	-	(34)	-	8	-	-	(26)	(34)
Total liabilities at fair value	**$ -**	**$ 18**	**$ -**	**$ (435)**	**$ -**	**$ -**	**$ (417)**	**$ 18**

(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of June 30, 2013.
(**)Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2012 beginning balance as of June 30, 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

The following tables present gross purchases, sales, issuances and settlements related to the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the years ended June 30, 2014 and June 30, 2013 (US$ millions).

	Year ended June 30, 2014				
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:					
Asset-backed securities	$ -	$ -	$ -	$ (27)	$ (27)
Corporate securities	144	-	-	-	144
Government and agency obligations	22	-	-	-	22
Total trading securities	166	-	-	(27)	139
Loans	-	-	226	(54)	172
Equity investments:					
Banking and other financial institutions	111	(193)	-	24	(58)
Funds	427	(250)	-	-	177
Others	136	(33)	-	25	128
Total equity investments	674	(476)	-	49	247
Debt securities:					
Corporate debt securities	402	-	-	(323)	79
Preferred shares	207	(10)	-	(26)	171
Asset-backed securities	61	-	-	2	63
Other debt securities	-	(3)	-	-	(3)
Total debt securities	670	(13)	-	(347)	310
Derivative assets:					
Interest rate and currency	-	-	2	-	2
Equity and other	-	-	-	(311)	(311)
Total derivative assets	-	-	2	(311)	(309)
Total assets at fair value	**$ 1,510**	**$ (489)**	**$ 228**	**$ (690)**	**$ 559**
Borrowings:					
Unstructured bonds	$ -	$ -	$ (27)	$ -	$ (27)
Total borrowings	-	-	(27)	-	(27)
Derivative liabilities:					
Interest rate and currency	-	-	(1)	-	(1)
Total derivative liabilities	-	-	(1)	-	(1)
Total liabilities at fair value	**$ -**	**$ -**	**$ (28)**	**$ -**	**$ (28)**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

	Year ended June 30, 2013				
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:					
Asset-backed securities	$ 5	$ (9)	$ -	$ (84)	$ (88)
Total trading securities	5	(9)	-	(84)	(88)
Loans	-	-	141	(277)	(136)
Equity investments:					
Banking and other financial institutions	343	(13)	-	190	520
Funds	713	(316)	-	16	413
Others	167	(19)	-	108	256
Total equity investments	1,223	(348)	-	314	1,189
Debt securities:					
Corporate debt securities	387	-	-	(408)	(21)
Preferred shares	50	(35)	-	(51)	(36)
Asset-backed securities	86	-		(6)	80
Total debt securities	523	(35)	-	(465)	23
Derivative assets:					
Equity and other	5	-	-	264	269
Total derivative assets	5	-	-	264	269
Total assets at fair value	**$ 1,756**	**$ (392)**	**$ 141**	**$ (248)**	**$ 1,257**
Borrowings:					
Structured bonds	$ -	$ -	$ (443)	$ -	$ (443)
Total borrowings	-	-	(443)	-	(443)
Derivative liabilities:					
Interest rate and currency	8	-	-	-	8
Total derivative liabilities	8	-	-	-	8
Total liabilities at fair value	**$ 8**	**$ -**	**$ (443)**	**$ -**	**$ (435)**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the consolidated income statement in income from liquid asset trading activities, Income from loans and guarantees, realized gains and losses on loans and associated derivatives, income from equity investments and associated derivatives, income from debt securities and realized gains and losses on debt securities and associated derivatives and net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

As of June 30, 2014, equity investments, accounted for at cost less impairment, with a carrying amount of $949 million were written down to their fair value of $842 million ($1,090 million and $938 million - June 30, 2013), resulting in a loss of $107 million, which was included in income from equity investments and associated derivatives in the consolidated income statement during the year ended June 30, 2014 (loss of $152 million - year ended June 30, 2013). The amount of the write-down(s) was based on a Level 3 measure of fair value.

NOTE S – CURRENCY POSITION

IFC conducts its operations for loans, debt securities, equity investments, time deposits, trading securities, and borrowings in multiple currencies. IFC's policy is to minimize the level of currency risk by closely matching the currency of its assets (other than equity investments and quasi-equity investments) and liabilities by using hedging instruments. IFC's equity investments in enterprises located in its developing member countries are typically made in the local currency of the country. As a matter of policy, IFC carries the currency risk of equity investments and funds these investments from its capital and retained earnings. The following table summarizes IFC's exposure in major currencies at June 30, 2014 and June 30, 2013 (US$ millions):

	June 30, 2014					
	US dollar	Euro	Japanese yen	Other currencies	Fair value and other adjustments	Total
Assets						
Cash and cash equivalents	$ 4,750	$ 84	$ 133	$ 1,768	$ -	$ 6,735
Trading securities	18,349	2,287	1,385	11,266	-	33,287
Securities purchased under resale agreements	420	-	-	-	-	420
Investments:						
Loans	17,908	3,136	16	3,215	-	24,275
Less: Reserve against losses on loans	(1,214)	(242)	-	(230)	-	(1,686)
Net loans	16,694	2,894	16	2,985	-	22,589
Equity investments	-	-	-	12,988	-	12,988
Debt securities	1,793	205	-	601	-	2,599
Total investments	18,487	3,099	16	16,574	-	38,176
Derivative assets	6,944	848	1,882	15,869	(22,630)	2,913
Receivables and other assets	-	125	1,700	774	-	2,599
Total assets	**$ 48,950**	**$ 6,443**	**$ 5,116**	**$ 46,251**	**$ (22,630)**	**$ 84,130**
Liabilities						
Securities sold under repurchase agreements	$ 5,288	$ -	$ -	$ -	$ -	$ 5,288
Borrowings	29,155	745	1,884	17,697	-	49,481
Derivative liabilities	9,613	5,155	153	10,298	(23,234)	1,985
Payables and other liabilities	2,526	39	23	798	-	3,386
Total liabilities	**$ 46,582**	**$ 5,939**	**$ 2,060**	**$ 28,793**	**$ (23,234)**	**$ 60,140**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE S – CURRENCY POSITION (continued)

	June 30, 2013					
	US dollar	Euro	Japanese yen	Other currencies	Fair value and other adjustments	Total
Assets						
Cash and cash equivalents	$ 2,965	$ 1,461	$ 4	$ 2,075	$ -	$ 6,505
Trading securities	17,630	2,256	330	10,133	-	30,349
Securities purchased under resale agreements	337	-	-	-	-	337
Investments:						
Loans	16,594	2,935	20	2,910	-	22,459
Less: Reserve against losses on loans	(1,200)	(218)	-	(210)	-	(1,628)
Net loans	15,394	2,717	20	2,700	-	20,831
Equity investments	-	-	-	11,695	-	11,695
Debt securities	1,528	100	-	523	-	2,151
Total investments	16,922	2,817	20	14,918	-	34,677
Derivative assets	6,833	537	2,683	15,623	(22,300)	3,376
Receivables and other assets	1,238	577	41	425	-	2,281
Total assets	**$ 45,925**	**$ 7,648**	**$ 3,078**	**$ 43,174**	**$ (22,300)**	**$ 77,525**
Liabilities						
Securities sold under repurchase agreements	$ 5,715	$ 21	$ -	$ -	$ -	$ 5,736
Borrowings	26,406	278	2,685	15,500	-	44,869
Derivative liabilities	9,009	6,438	26	9,874	(23,037)	2,310
Payables and other liabilities	1,346	584	40	365	-	2,335
Total liabilities	**$ 42,476**	**$ 7,321**	**$ 2,751**	**$ 25,739**	**$ (23,037)**	**$ 55,250**

NOTE T – SEGMENT REPORTING

For management purposes, IFC's business comprises three segments: investment services, treasury services and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. The investment services segment also includes AMC, which is not separately disclosed due to its immaterial impact. Further information about the impact of AMC on IFC's consolidated balance sheets and income statements can be found in Note B. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Advisory services provide consultation services to governments and the private sector. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.

The performance of investment services, treasury services and advisory services is assessed by senior management on the basis of net income for each segment, return on assets, and return on capital employed. Advisory services are primarily assessed based on the level and adequacy of its funding sources (See Note V). IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE T – SEGMENT REPORTING (continued)

An analysis of IFC's major components of income and expense by business segment for the years ended June 30, 2014, June 30, 2013 and June 30, 2012 is provided below (US$ millions):

June 30, 2014	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, realized gains and losses on loans and associated derivatives	$ 1,065	$ -	$ -	$ 1,065
Provision for losses on loans, guarantees and other receivables	(88)	-	-	(88)
Income from equity investments and associated derivatives	1,289	-	-	1,289
Income from debt securities and realized gains and losses on debt securities and associated derivatives	89	-	-	89
Income from liquid asset trading activities	-	599	-	599
Charges on borrowings	(91)	(105)	-	(196)
Advisory services income	-	-	254	254
Service fees	75	-	-	75
Other income	132	-	-	132
Administrative expenses	(801)	(24)	(63)	(888)
Advisory services expenses	-	-	(324)	(324)
Expense from pension and other postretirement benefit plans	(119)	(6)	(48)	(173)
Other expenses	(33)	-	-	(33)
Foreign currency transaction gains and losses on non-trading activities	(19)	-	-	(19)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	**1,499**	**464**	**(181)**	**1,782**
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	31	(74)	-	(43)
Income (loss) before grants to IDA	**1,530**	**390**	**(181)**	**1,739**
Grants to IDA	(251)	-	-	(251)
Net income (loss)	**1,279**	**390**	**(181)**	**1,488**
Less: Net gains attributable to non-controlling interests	(5)	-	-	(5)
Net income (loss) attributable to IFC	**$ 1,274**	**$ 390**	**$ (181)**	**$ 1,483**

June 30, 2013	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, realized gains and losses on loans and associated derivatives	$ 996	$ -	$ -	$ 996
Provision for losses on loans, guarantees and other receivables	(243)	-	-	(243)
Income from equity investments and associated derivatives	732	-	-	732
Income from debt securities and realized gains and losses on debt securities and associated derivatives	69	-	-	69
Income from liquid asset trading activities	-	500	-	500
Charges on borrowings	(109)	(111)	-	(220)
Advisory services income	-	-	239	239
Service fees	101	-	-	101
Other income	101	-	-	101
Administrative expenses	(781)	(22)	(42)	(845)
Advisory services expenses	-	-	(351)	(351)
Expense from pension and other postretirement benefit plans	(120)	(6)	(47)	(173)
Other expenses	(32)	-	-	(32)
Foreign currency transaction gains and losses on non-trading activities	35	-	-	35
Income (loss) before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA	**749**	**361**	**(201)**	**909**
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	409	32	-	441
Income (loss) before grants to IDA	**1,158**	**393**	**(201)**	**1,350**
Grants to IDA	(340)	-	-	(340)
Net income (loss)	**818**	**393**	**(201)**	**1,010**
Less: Net loss attributable to noncontrolling interests	8	-	-	8
Net income (loss) attributable to IFC	**$ 826**	**$ 393**	**$ (201)**	**$ 1,018**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE T – SEGMENT REPORTING (continued)

June 30, 2012	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, realized gains and losses on loans and associated derivatives	$ 993	$ -	$ -	$ 993
Provision for losses on loans, guarantees and other receivables	(117)	-	-	(117)
Income from equity investments and associated derivatives	1,548	-	-	1,548
Income from debt securities and realized gains and losses on debt securities and associated derivatives	71	-	-	71
Income from liquid asset trading activities	-	313	-	313
Charges on borrowings	(92)	(89)	-	(181)
Advisory services income	-	-	269	269
Service fees	60	-	-	60
Other income	119	-	-	119
Administrative expenses	(728)	(23)	(47)	(798)
Advisory services expenses	-	-	(290)	(290)
Expense from pension and other postretirement benefit plans	(68)	(3)	(25)	(96)
Other expenses	(23)	-	-	(23)
Foreign currency transaction gains and losses on non-trading activities	145	-	-	145
Income (loss) before net gains and losses on other non-trading financial instruments accounted for at fair value and grants to IDA	**1,908**	**198**	**(93)**	**2,013**
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(149)	(206)	-	(355)
Income (loss) before grants to IDA	**1,759**	**(8)**	**(93)**	**1,658**
Grants to IDA	(330)	-	-	(330)
Net income (loss) attributable to IFC	**$ 1,429**	**$ (8)**	**$ (93)**	**$ 1,328**

NOTE U – VARIABLE INTEREST ENTITIES

Significant variable interests

IFC has identified 159 investments in VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at June 30, 2014 (139 investments - June 30, 2013).

The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not absorb the majority of funds' expected losses or expected residual returns and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC's involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC's interests in these VIEs are recorded on IFC's consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.

Based on the most recent available data of these VIEs, the balance sheet size, including committed funding, in which IFC is deemed to hold significant variable interests, totaled $25,421 million at June 30, 2014 ($22,810 million - June 30, 2013). IFC's maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $4,501 million at June 30, 2014 ($4,712 million - June 30, 2013).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE U – VARIABLE INTEREST ENTITIES (continued)

The industry sector and geographical regional analysis of IFC's maximum exposures as a result of its investment in these VIEs at June 30, 2014 and June 30, 2013 is as follows (US$ millions):

	June 30, 2014					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Manufacturing, agribusiness and services						
Asia	$ 100	$ -	$ 19	$ -	$ -	$ 119
Europe, Middle East and North Africa	352	19	-	-	-	371
Sub-Saharan Africa, Latin America and Caribbean	195	47	-	-	1	243
Total manufacturing, agribusiness and services	647	66	19	-	1	733
Financial markets						
Asia	156	17	-	-	10	183
Europe, Middle East and North Africa	10	375	200	3	-	588
Sub-Saharan Africa, Latin America and Caribbean	43	64	70	75	-	252
Other	3	8	210	-	1	222
Total financial markets	212	464	480	78	11	1,245
Infrastructure and natural resources						
Asia	548	64	14	-	-	626
Europe, Middle East and North Africa	601	29	10	-	53	693
Sub-Saharan Africa, Latin America and Caribbean	1,114	39	13	6	32	1,204
Total infrastructure and natural resources	2,263	132	37	6	85	2,523
Maximum exposure to VIEs	**$ 3,122**	**$ 662**	**$ 536**	**$ 84**	**$ 97**	**$ 4,501**

	June 30, 2013					
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Manufacturing, agribusiness and services						
Asia	$ 91	$ 7	$ 19	$ -	$ -	$ 117
Europe, Middle East and North Africa	459	18	1	-	-	478
Sub-Saharan Africa, Latin America and Caribbean	266	42	-	-	-	308
Total manufacturing, agribusiness and services	816	67	20	-	-	903
Financial markets						
Asia	158	69	-	51	10	288
Europe, Middle East and North Africa	55	263	201	2	-	521
Sub-Saharan Africa, Latin America and Caribbean	48	208	41	121	-	418
Other	78	1	159	-	15	253
Total financial markets	339	541	401	174	25	1,480
Infrastructure and natural resources						
Asia	594	42	8	-	-	644
Europe, Middle East and North Africa	429	39	4	-	48	520
Sub-Saharan Africa, Latin America and Caribbean	1,081	28	14	7	35	1,165
Total infrastructure and natural resources	2,104	109	26	7	83	2,329
Maximum exposure to VIEs	**$ 3,259**	**$ 717**	**$ 447**	**$ 181**	**$ 108**	**$ 4,712**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE U – VARIABLE INTEREST ENTITIES (continued)

The carrying value of investments and maximum exposure to VIEs at June 30, 2014 and June 30, 2013 is as follows (US$ millions):

	June 30, 2014		
Investment category	Carrying value of investments	Committed but not yet disbursed	Maximum exposure
Loans	$ 2,610	$ 512	$ 3,122
Equity investments	660	2	662
Debt securities	536	-	536
Guarantees	84	-	84
Risk management	74	23	97
Maximum exposure to VIEs	**$ 3,964**	**$ 537**	**$ 4,501**

	June 30, 2013		
Investment category	Carrying value of investments	Committed but not yet disbursed	Maximum exposure
Loans	$ 2,207	$ 1,052	$ 3,259
Equity investments	504	213	717
Debt securities	447	-	447
Guarantees	181	-	181
Risk management	69	39	108
Maximum exposure to VIEs	**$ 3,408**	**$ 1,304**	**$ 4,712**

NOTE V – ADVISORY SERVICES

IFC provides advisory services to government and private sector clients through four business lines: access to finance; investment climate; public-private partnerships; and sustainable business. IFC funds this business line by a combination of cash received from government and other donors and IFC's operations via retained earnings and operating budget designations as well as fees received from the recipients of the services.

IFC administers donor funds through trust funds. The donor funds may be used to support feasibility studies, project preparation, and other advisory services initiatives. Donor funds are restricted for purposes specified in agreements with the donors. IFC's funding for advisory services are made in accordance with terms approved by IFC's Board.

Donor funds under administration and IFC's funding can be comingled in accordance with administration agreements with donors. The comingled funds are held in a separate liquid asset investment portfolio managed by IBRD, which is not commingled with IFC's other liquid assets and is reported at fair value in other assets. Donor funds are refundable until expended for their designated purpose.

As of June 30, 2014, other assets include undisbursed donor funds of $437 million ($391 million - June 30, 2013) and IFC's advisory services funding of $175 million ($170 million - June 30, 2013). Included in other liabilities as of June 30, 2014 is $437 million ($391 million - June 30, 2013) of refundable undisbursed donor funds.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE W – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing ratio. The expenses for the SRP, RSBP, and PEBP are included in expense from pension and other postretirement benefit plans.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the years ended June 30, 2014, June 30, 2013 and June 30, 2012 (US$ millions):

	SRP			RSBP			PEBP		
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Benefit cost									
Service cost	$ 121	$ 116	$ 87	$ 26	$ 25	$ 17	$ 14	$ 11	$ 9
Interest cost	121	101	112	21	17	17	9	7	6
Expected return on plan assets	(155)	(141)	(150)	(21)	(18)	(18)	-	-	-
Amortization of prior service cost	1	1	2	3	2	*	*	*	*
Amortization of unrecognized net loss	21	36	6	6	9	4	6	7	4
Net periodic pension cost (income)	**$ 109**	**$ 113**	**$ 57**	**$ 35**	**$ 35**	**$ 20**	**$ 29**	**$ 25**	**$ 19**

* Less than $0.5 million

The expenses for the SRP, RSBP, and PEBP are included in expense from pension and other postretirement benefit plans. For the years ended June 30, 2014, June 30, 2013 and June 30, 2012, expenses for these plans of $173 million, $173 million and $96 million, respectively, were allocated to IFC.

The following table summarizes the projected benefit obligations, fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for IFC for the years ended June 30, 2014 and June 30, 2013 (US$ millions). Since the assets for the PEBP are not held in an irrevocable trust separate from the assets of IBRD, they do not qualify for off-balance sheet accounting and are therefore included in IBRD's investment portfolio. IFC has recognized a receivable (prepaid asset) from IBRD and a payable (liability) to IBRD equal to the amount required to support the plan. The assets of the PEBP are invested in fixed income and equity instruments.

	SRP		RSBP		PEBP	
	2014	2013	2014	2013	2014	2013
Projected benefit obligations						
Beginning of year	$ 2,703	$ 2,647	$ 433	$ 416	$ 195	$ 175
Service cost	121	116	26	25	14	11
Interest cost	121	101	21	17	9	7
Intra WBG transfers, net	(36)	-	(8)	-	-	-
Participant contributions	32	30	2	2	1	1
Federal subsidy received	-	-	*	*	-	-
Plan amendments	11	-	-	2	16	-
Benefits paid	(116)	(106)	(7)	(7)	(6)	(5)
Actuarial loss (gain)	352	(85)	64	(22)	97	6
End of year	3,188	2,703	531	433	326	195
Fair value of plan assets						
Beginning of year	2,613'	2,431	340	294	-	-
Net entity transfers	(36)	-	(8)	-	-	-
Participant contributions	32	30	2	2	-	-
Actual return on assets	360	183	51	23	-	-
Employer contributions	86	75	34	28	-	-
Benefits paid	(116)	(106)	(7)	(7)	-	-
End of year	2,939	2,613	412	340	-	-
Funded status**	**(249)**	**(90)**	**(119)**	**(93)**	**(326)**	**(195)**
Accumulated benefit obligations	**$ 2,684**	**$ 1,918**	**$ 531**	**$ 433**	**$ 235**	**$ 163**

* Less than $0.5 million

** *Positive funded status is reflected in Receivables and other assets under prepaid pension and other postretirement benefit cost, in Note J; negative funded status is included in Payables and other liabilities under liabilities under retirement benefits plans, in Note L.*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE W – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

During the fiscal year ended June 30, 2013, IFC decided not to transition the RSBP plan from RDS to EGWP following further evaluations of the design and administrative requirements of the EGWP. The effect of this change was a $2 million increase to the projected benefit obligation at June 30, 2013.

During the fiscal year ended June 30, 2014, several amendments were made to the SRP. The primary amendments that resulted in an overall increase in SRP PBO are as follows: (i) Improvements to the survivors' benefits, (ii) Increasing the Mandatory Retirement Age for all current and future participants from age 62 to age 67 for all staff on board on or after December 31, 2015, (iii) Increasing the Normal Retirement Age (NRA) to age 65 for all participants entering the SRP on or after December 31, 2015, the NRA remains at age 62 for all other participating in the SRP before that date, and (iv) Ceasing pension accrual for certain participants after the age of 62.

The following tables present the amounts included in Accumulated other comprehensive income relating to Pension and Other Postretirement Benefits (US$ millions):

Amounts included in Accumulated other comprehensive income in the year ended June 30, 2014:

	SRP	RSBP	PEBP	Total
Net actuarial loss	$ 611	$ 144	$ 197	$ 952
Prior service cost	13	23	17	53
Net amount recognized in accumulated other comprehensive loss	$ 624	$ 167	$ 214	$ 1,005

Amounts included in Accumulated other comprehensive income in the year ended June 30, 2013:

	SRP	RSBP	PEBP	Total
Net actuarial loss	$ 485	$ 115	$ 108	$ 708
Prior service cost	3	25	-	28
Net amount recognized in accumulated other comprehensive loss	$ 488	$ 140	$ 108	$ 736

The estimated amounts that will be amortized from Accumulated other comprehensive income (loss) into net periodic benefit cost in the fiscal year ending June 30, 2015 are as follows (US$ millions):

	SRP	RSBP	PEBP	Total
Net actuarial loss	$ 21	$ 6	$ 14	$ 41
Prior service cost	1	2	1	4
Net amount recognized in accumulated other comprehensive loss	$ 22	$ 8	$ 15	$ 45

* Less than $0.5 million.

Assumptions

The actuarial assumptions used are based on financial market interest rates, inflation expectations, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end yield of AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the PBO or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE W – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the years ended June 30, 2014, June 30, 2013 and June 30, 2012:

Weighted average assumptions used to determine projected benefit obligation (%)

	SRP			RSBP			PEBP		
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Discount rate	4.20	4.60	3.90	4.40	4.80	4.10	4.30	4.50	3.90
Rate of compensation increase	5.40	5.70	5.40				5.40	5.70	5.40
Health care growth rates - at end of fiscal year				5.30	5.90	6.30			
Ultimate health care growth rate				4.00	3.90	3.60			
Year in which ultimate rate is reached				2022	2022	2022			

Weighted average assumptions used to determine net periodic pension cost (%)

	SRP			RSBP			PEBP		
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Discount rate	4.60	3.90	5.30	4.80	4.10	5.50	4.50	3.90	5.20
Expected return on plan assets	5.90	5.80	6.40	6.00	6.10	6.70			
Rate of compensation increase	5.70.	5.40	5.90				5.70	5.40	5.90
Health care growth rates - at end of fiscal year				5.90	6.30	6.90			
Ultimate health care growth rate				3.90	3.60	4.00			
Year in which ultimate rate is reached				2022	2022	2022			

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate (US$ millions):

	One-percentage-point increase	One-percentage-point decrease
Effect on total service and interest cost	$ 15	$ (11)
Effect on projected benefit obligation	$ 143	$ (107)

Investment Strategy

The investment policies establish the framework for investment of the plan assets based on long-term investment objectives and the trade-offs inherent in seeking adequate investment returns within acceptable risk parameters. A key component of the investment policy is to establish a Strategic Asset Allocation (SAA) representing the policy portfolio (i.e., policy mix of assets) around which the plans are invested. The SAA for the plans is reviewed in detail and reset about every three years, with more frequent reviews and changes if and as needed based on market conditions.

The key long-term objective is to target and secure asset performance that is reasonable in relation to the growth rate of the underlying liabilities and the assumed sponsor contribution rates. This is particularly so in the case of the SRP, which has liabilities that can be projected based on the actuarial assumptions. Given the relatively long investment horizons of the SRP and RSBP, and the relatively modest liquidity needs over the short-term to pay benefits and meet other cash requirements, the focus of the investment strategy is on generating sustainable longterm investment returns through various asset classes and strategies including public and private equity and real estate.

The SAA is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class as well as correlations across the asset classes, and qualitative considerations such as the desired liquidity needs of the plans. The SAA is comprised of a diversified portfolio drawn from among fixed-income, equity, real assets and absolute return strategies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE W – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

The following table presents the actual and target asset allocation at June 30, 2014 and June 30, 2013 by asset category for the SRP and RSBP. The target allocations for SRP and RSBP were last revised in May 2013.

	SRP			RSBP		
	Target Allocation 2014 (%)	% of Plan Assets 2014	% of Plan Assets 2013	Target Allocation 2014 (%)	% of Plan Assets 2014	% of Plan Assets 2013
Asset class						
Public equity	33	35	30	33	35	30
Fixed income & cash	26	23	28	26	25	29
Private equity	20	18	18	20	19	21
Hedge funds	8	9	12	8	9	9
Real assets*	13	12	12	13	10	11
Other**	-	3	-	-	2	-
Total	**100**	**100**	**100**	**100**	**100**	**100**

** Real assets include public and private real estate, infrastructure and timber.*
*** Includes investments that are outside policy allocations.*

Significant concentrations of risk in Plan assets

The assets of the SRP and RSBP are diversified across a variety of asset classes. Investments in these asset classes are further diversified across funds, managers, strategies, geographies and sectors, to limit the impact of any individual investment. In spite of such level of diversification, equity market risk remains the primary source of the overall return volatility of the Plans.

Risk management practices

Managing investment risk is an integral part of managing the assets of the Plans. Asset diversification and consideration of the characteristics of the liabilities are central to the overall investment strategy and risk management approach for the SRP. Absolute risk indicators such as the overall return volatility and drawdown of the Plans are the primary used to define the risk tolerance level and establish the overall level of investment risk. In addition, the level of active risk (defined as the annualized standard deviation of portfolio returns relative to those of the policy portfolio) is closely monitored and managed on ongoing basis.

Market risk is regularly monitored at the absolute level, as well as at the relative levels with respect to the investment policy, manager benchmarks, and liabilities of the Plans. Stress tests are performed periodically using relevant market scenarios to assess the impact of extreme market events.

Monitoring of performance (at both manager and asset class levels) against benchmarks, and compliance with investment guidelines, is carried out on a regular basis as part of the risk monitoring process. Risk management for different asset classes is tailored to their specific characteristics and is an integral part of the external managers' due diligence and monitoring processes.

Credit risk is monitored on a regular basis and assessed for possible credit event impacts. The liquidity position of the Plans is analyzed at regular intervals and periodically tested using various stress scenarios to ensure that the Plans have sufficient liquidity to meet all cash flow requirements. In addition, the long-term cash flow needs of the Plans are considered during the SAA exercise and are one of the main drivers in determining maximum allocation to the illiquid investment vehicles. The plans mitigate operational risk by maintaining a system of internal controls along with other checks and balances at various levels.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE W – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

Fair value measurements and disclosures

All plan assets are measured at fair value on recurring basis. The following table presents the fair value hierarchy of major categories of plans assets as of June 30, 2014 and June 30, 2013 (US$ millions):

	June 30, 2014 Fair value measurements on a recurring basis							
	SRP				RSBP			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities								
Time deposits	$ -	$ *	$ -	$ -	$ -	$ *	$ -	$ *
Securities purchased under resale agreements	11	-	-	11	3	-	-	3
Government and agency securities	480	102	-	582	44	53	-	97
Corporate and convertible bonds	-	25	-	25	-	*	-	*
Asset-backed securities	-	12	-	12	-	*	-	*
Mortgage-backed securities	-	29	-	29	-	1	-	1
Total debt securities	491	168	-	659	47	54	-	101
Equity securities								
US common stocks	111	-	-	111	11	-	-	11
Non-US common stocks	505	-	-	505	70	-	-	70
Mutual funds	93	-	-	93	18	-	-	18
Real estate investment trusts	67	-	-	67	7	-	-	7
Total equity securities	776	-	-	776	106	-	-	106
Commingled funds	-	327	-	327	-	45	-	45
Private equity	-	-	524	524	-	-	81	81
Hedge funds	-	269	87	356	-	35	9	44
Derivative assets/ liabilities	*	(1)	-	(1)	*	*	*	*
Real estate (including infrastructure and timber)	-	88	201	289	-	7	26	33
Other assets/ liabilities**, net	-	-	-	9	-	-	-	2
Total Assets	**$ 1,267**	**$ 851**	**$ 812**	**$ 2,939**	**$ 153**	**$ 141**	**$ 116**	**$ 412**

	June 30, 2013 Fair value measurements on a recurring basis							
	SRP				RSBP			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities								
Time deposits	$ *	$ 40	$ -	$ 40	$ *	$ 6	$ -	$ 6
Securities purchased under resale agreements	55	-	-	55	4	-	-	4
Government and agency securities	513	119	-	632	35	53	-	88
Corporate and convertible bonds	-	25	-	25	-	2	-	2
Asset-backed securities	-	14	-	14	-	*	-	*
Mortgage-backed securities	-	32	-	32	-	*	-	*
Total debt securities	568	230	-	798	39	61	-	100
Equity securities								
US common stocks	88	-	-	88	7	-	-	7
Non-US common stocks	419	-	-	419	52	-	-	52
Mutual funds	27	-	-	27	7	-	-	7
Real estate investment trusts	56	-	-	56	6	-	-	6
Total equity securities	590	-	-	590	72	-	-	72
Commingled funds	-	226	-	226	-	37	-	37
Private equity	-	-	483	483	-	-	71	71
Hedge funds	-	205	79	284	-	21	8	29
Derivative assets/ liabilities	*	2	-	2	(*)	*	-	*
Real estate (including infrastructure and timber)	-	76	181	257	-	6	23	29
Other assets/ liabilities**, net	-	(*)	-	(27)	-	-	-	2
Total Assets	**$ 1,158**	**$ 739**	**$ 743**	**$ 2,613**	**$ 111**	**$ 125**	**$ 102**	**$ 340**

* Less than $0.5 million.
** Includes receivables and payables carried at amounts that approximate fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE W – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

The following tables present a reconciliation of Level 3 assets held during the year ended June 30, 2014 and June 30, 2013. For the fiscal year ended June 30, 2013, investments in certain real estate funds that were identified as redeemable within 90 days of the period end were transferred out of Level 3 into Level 2.

	June 30, 2014 SRP: Fair value measurements using significant unobservable inputs			
	Private equity	Real estate	Hedge funds	Total
Beginning of the fiscal year	$ 483	$ 181	$ 79	$ 743
Actual return on plan assets:				
Relating to assets still held at the reporting date	77	24	4	105
Relating to assets sold during the period	30	8	7	45
Purchase, issuances and settlements, net	(66)	(12)	(3)	(81)
Balance at end of fiscal year	$ 524	$ 201	$ 87	$ 812

	June 30, 2014 RSBP: Fair value measurements using significant unobservable inputs			
	Private equity	Real estate	Hedge funds	Total
Beginning of the fiscal year	$ 71	$ 23	$ 8	$ 102
Actual return on plan assets:				
Relating to assets still held at the reporting date	14	3	*	17
Relating to assets sold during the period	6	1	1	8
Purchase, issuances and settlements, net	(10)	(1)	*	(11)
Balance at end of fiscal year	$ 81	$ 26	$ 9	$ 116

* Less than $0.5 million.

	June 30, 2013 SRP: Fair value measurements using significant unobservable inputs						
	Corporate and convertible debt	Asset-backed securities	Mortgage-backed securities	Private equity	Real estate	Hedge funds	Total
Beginning of the fiscal year	$ *	$ *	$ *	$ 491	$ 174	$ 68	$ 733
Actual return on plan assets:							
Relating to assets still held at the reporting date	*	-	*	92	2	6	100
Relating to assets sold during the period	-	-	(*)	(22)	15	*	(7)
Purchase, issuances and settlements, net	(*)	(*)	(*)	(78)	(10)	6	(82)
Transfer in	-	-	-	-	-	11	11
Transfer out	(*)	-	-	-	-	(12)	(12)
Balance at end of fiscal year	$ -	$ -	$ -	$ 483	$ 181	$ 79	$ 743

* Less than $0.5 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE W – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

	June 30, 2013 RSBP: Fair value measurements using significant unobservable inputs						
	Corporate and convertible debt	Asset-backed securities	Mortgage-backed securities	Private equity	Real estate	Hedge funds	Total
Beginning of the fiscal year	$ -	$ *	$ *	$ 67	$ 21	$ 7	$ 95
Actual return on plan assets:							
Relating to assets still held at the reporting date	-	-	-	14	*	1	15
Relating to assets sold during the period	-	-	-	(3)	2	*	(1)
Purchase, issuances and settlements, net	-	(*)	(*)	(7)	(*)	1	(6)
Transfer in	-	-	-	-	-	1	1
Transfer out	-	-	-	-	-	(2)	(2)
Balance at end of fiscal year	$ -	$ -	$ -	$ 71	$ 23	$ 8	$ 102

* Less than $0.5 million

Valuation methods and assumptions

The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of Plan assets. It is important to note that the investment amounts in the asset categories shown in the table above may be different from the asset category allocation shown in the Investment Strategy section of the note. Asset classes in the table above are grouped by the characteristics of the investments held. The asset class break-down in the Investment Strategy section is based on management's view of the economic exposures after considering the impact of derivatives and certain trading strategies.

Debt securities

Debt securities include time deposits, U.S. treasuries and agencies, debt obligations of foreign governments and debt obligations in corporations of domestic and foreign issuers. Fixed income also includes investments in ABS such as collateralized mortgage obligations and mortgage backed securities. These securities are valued by independent pricing vendors at quoted market prices for the same or similar securities, where available. If quoted market prices are not available, fair values are based on discounted cash flow models using market-based parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves. Some debt securities are valued using techniques which require significant unobservable inputs. The selection of these inputs may involve some judgment. Management believes its estimates of fair value are reasonable given its processes for obtaining securities prices from multiple independent third-party vendors, ensuring that valuation models are reviewed and validated, and applying its approach consistently from period to period. Unless quoted prices are available, money market instruments and securities purchased under resale agreements are reported at face value which approximates fair value.

Equity securities

Equity securities (including REITs) are invested in companies in various industries and countries. Investments in public equity listed on securities exchanges are valued at the last reported sale price on the last business day of the fiscal year.

Commingled funds

Commingled funds are typically common or collective trusts reported at net asset value (NAV) as provided by the investment manager or sponsor of the fund based on valuation of underlying investments, and reviewed by management.

Private equity

Private equity includes investments primarily in leveraged buyouts, distressed investments and venture capital funds across North America, Europe and Asia in a variety of sectors. A large number of these funds are in the investment phase of their life cycle. Private Equity investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, and reviewed by management, taking into consideration the latest audited financial statements of the funds. The underlying investments are valued using inputs such as cost, operating results, discounted future cash flows and trading multiples of comparable public securities.

Real estate

Real estate includes several funds which invest in core real estate as well as non-core type of real estate investments such as debt, value add, and opportunistic equity investments. Real estate investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, and reviewed by management, taking into consideration the latest audited financial statements of the funds. The valuations of underlying investments are based on income and/or cost approaches or comparable sales approach, and taking into account discount and capitalization rates, financial conditions, local market conditions among others.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE W – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

Hedge fund investments

Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Hedge Funds include investments in equity, event driven, fixed income, multi strategy and macro relative value strategies. These investments do not have a readily determinable fair market value and are reported at NAVs provided by external managers or fund administrators (based on the valuations of underlying investments) on a monthly basis, and reviewed by management, taking into consideration the latest audited financial statements of the funds.

Investments in hedge funds and commingled funds can typically be redeemed at NAV within the near term while investments in private equity and most real estate are inherently long term and illiquid in nature with a quarter lag in reporting by the fund managers. Reporting of those asset classes with a reporting lag, management estimates are based on the latest available information taking into account underlying market fundamentals and significant events through the balance sheet date.

Investment in derivatives

Investment in derivatives such as equity or bond futures, TBA securities, swaps, options and currency forwards are used to achieve a variety of objectives that include hedging interest rates and currency risks, gaining desired market exposure of a security, an index or currency exposure and rebalancing the portfolio. Over-the-counter derivatives are reported using valuations based on discounted cash flow methods incorporating market observable inputs.

Estimated future benefits payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2014 (US$ millions):

	SRP	RSBP		PEBP
		Before Federal subsidy	Federal subsidy	
July 1, 2014 - June 30, 2015	$ 108	$ 7	$ *	$ 9
July 1, 2015 - June 30, 2016	114	8	*	9
July 1, 2016 - June 30, 2017	122	9	*	10
July 1, 2017 - June 30, 2018	131	10	*	11
July 1, 2018 - June 30, 2019	140	11	*	11
July 1, 2019 - June 30, 2024	858	80	2	78

* Less than $0.5 million.

Expected contributions

IFC's contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP for IFC during the year beginning July 1, 2014 is $83 million and $33 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE X – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL

IFC does not present derivative assets and liabilities or amounts due or owed under resale, repurchase and securities lending transactions related to contracts entered into with the same counterparty under a legally enforceable netting agreement on a net basis on its consolidated balance sheet. The following table provides the gross and net positions of IFC's derivative contracts, resale, repurchase and securities lending agreements considering amounts and collateral held or pledged that are subject to enforceable counterparty credit support and netting agreements described below (US$ millions). Collateral amounts are included only to the extent of the related net derivative fair values or net resale, repurchase and securities lending agreements amounts.

	June 30, 2014			
	Gross amount of assets presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amount
		Financial instruments	Collateral received	
Derivative assets	$ 3,328*	$ 1,133	$ 986***	$ 1,209
Resale agreements	420	420	-	-
Total	**$ 3,748**	**$ 1,553**	**$ 986**	**$ 1,209**

	June 30, 2014			
	Gross amount of liabilities presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amount
		Financial instruments	Collateral pledged	
Derivative liabilities	$ 2,123**	$ 1,133	$ -	$ 990
Repurchase and securities lending agreements	5,167	5,167	-	-
Total	**$ 7,290**	**$ 6,300**	**$ -**	**$ 990**

	June 30, 2013			
	Gross amount of assets presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amount
		Financial instruments	Collateral received	
Derivative assets	$ 3,816*	$ 1,399	$ 949***	$ 1,468
Resale agreements	337	337	-	-
Total	**$ 4,153**	**$ 1,736**	**$ 949**	**$ 1,468**

	June 30, 2013			
	Gross amount of liabilities presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet		Net amount
		Financial instruments	Collateral pledged	
Derivative liabilities	$ 2,463**	$ 1,399	$ -	$ 1,064
Repurchase and securities lending agreements	5,736	5,732	-	4
Total	**$ 8,199**	**$ 7,131**	**$ -**	**$ 1,068**

* Includes accrued income of $416 million and $440 million as of June 30, 2014 and June 30, 2013 respectively.
** Includes accrued charges of $138 million and $153 million as of June 30, 2014 and June 30, 2013 respectively.
*** Includes cash collateral of $95 million and $216 million as of June 30, 2014 and June 30, 2013 respectively. The remaining amounts of collateral received consist of off-balance-sheet US Treasury securities reported in the above table at fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE X – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

IFC's derivative contracts with market counterparties are entered into under standardized master agreements published by the International Swaps and Derivatives Association ("ISDA" Agreements). ISDA Agreements provide for a single lump sum settlement amount upon the early termination of transactions following a default or termination event whereby amounts payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party. This setoff effectively reduces any amount payable by the non-defaulting party to the defaulting party.

IFC's ISDA Agreements are appended by a Credit Support Annex ("CSA") that provide for the receipt of collateral in the form of cash, U.S. Treasury securities or U.K. gilts to reduce its mark-to market exposure to derivative market counterparties. IFC recognizes cash collateral received and a corresponding liability for the obligation to return it on its balance sheet. Securities received as collateral are not recognized on IFC's balance sheet. However, IFC may rehypothecate such collateral, subject to the obligation to return such collateral and any related distributions received. In the event of a counterparty default, IFC may exercise certain rights and remedies, including the right to set off any amounts payable by the counterparty against any collateral held by IFC and the right to liquidate any collateral held. As of June 30, 2014, IFC had $120 million ($245 million at June 30, 2013) of outstanding obligations to return cash collateral under CSAs. The estimated fair value of all securities received and held as collateral under CSAs of June 30, 2014, all of which may be rehypothecated, was $1,345 million ($1,029 million - June 30, 2013). As of June 30, 2014, $781 million of such collateral was rehypothecated under securities lending agreements ($0 - June 30, 2013).

Collateral given by IFC to counterparties in connection with repurchase agreements that may be sold or repledged by the counterparty approximates the amounts classified as Securities sold under repurchase agreements. At June 30, 2014, trading securities with a carrying amount (fair value) of $207 million ($205 million - June 30, 2013) were pledged in connection with borrowings under a short-term discount note program, the carrying amount of which was $1,328 million ($1,317 million - June 30, 2013).

Under the CSA's IFC is generally not required to pledge collateral unless its credit rating is downgraded from its current AAA. The aggregate fair value of derivatives containing such a credit risk-linked contingent feature in a net liability position was $680 million at June 30, 2014 ($724 million at June 30, 2013). At June 30, 2014, IFC had no collateral posted under these agreements. If IFC's credit rating was downgraded from its current AAA to AA+ or below, then collateral in the amount of $282 million would be required to be posted against net liability positions with counterparties at June 30, 2014 ($233 million at June 30, 2013).

IFC's resale, repurchase and securities lending transactions are entered into with counterparties under industry standard master netting agreements which generally provide the right to offset amounts owed one another with respect to multiple transactions under such master netting agreement and liquidate the purchased or borrowed securities in the event of counterparty default.

NOTE Y – SERVICE AND SUPPORT PAYMENTS

IFC obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as communications, internal auditing, administrative support, supplies, and insurance. IFC makes payments for these services to IBRD based on negotiated fees, chargebacks and allocated charges, where chargeback is not feasible. Expenses allocated to IFC for the year ended June 30, 2014, were $97 million ($60 million - year ended June 30, 2013; $57 million - year ended June 30, 2012). Other chargebacks include $20 million for the year ended June 30, 2014 ($30 million - year ended June 30, 2013; $26 million - year ended June 30, 2012).

NOTE Z – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial position, results of operations or cash flows.

KPMG LLP
Suite 12000
1801 K Street, NW
Washington, DC 20006

Independent Auditors' Report

President and Board of Directors
International Finance Corporation:

We have audited the accompanying consolidated financial statements of the International Finance Corporation (IFC), which comprise the consolidated balance sheets as of June 30, 2014 and 2013, and the related consolidated statements of income, changes in capital, and cash flows for each of the years in the three-year period ended June 30, 2014, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the International Finance Corporation as of June 30, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2014 in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The consolidated statement of capital stock and voting power as of June 30, 2014 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

We also have examined in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion, included in the accompanying *Management's Report Regarding Effectiveness of Internal Control Over External Financial Reporting*, that IFC maintained effective internal control over financial reporting as of June 30, 2014, based on criteria established in the 1992 *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated August 7, 2014 expressed an unqualified opinion on management's assertion.

KPMG LLP

August 7, 2014

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
June 30, 2014
New Medium and Long-Term Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
14_73XXXXX	AUD	10,000,000	9,291,000	3.25	23-Apr-14
14_94XXXXX	AUD	150,000,000	138,487,500	2.89	21-May-14
	Sum Of Notional	**160,000,000**	**147,778,500**		
14_102XXXX	BRL	50,000,000	22,484,036	10.00	16-Jun-14
14_103XXXX	BRL	150,000,000	67,264,574	10.50	13-Jun-14
14_110XXXX	BRL	50,000,000	22,542,831	10.00	24-Jun-14
14_75XXXXX	BRL	150,000,000	66,935,898	10.50	17-Apr-14
14_77YXXXX	BRL	200,000,000	89,383,477	10.00	16-Apr-14
14_78XXXXX	BRL	50,000,000	22,311,966	10.50	17-Apr-14
14_85XXXXX	BRL	100,000,000	44,772,778	10.00	2-May-14
14_89XXXXX	BRL	50,000,000	22,537,243	10.00	16-May-14
14_95XXXXX	BRL	50,000,000	22,389,898	10.00	29-May-14
14_99XXXXX	BRL	75,000,000	32,918,559	10.00	5-Jun-14
	Sum Of Notional	**925,000,000**	**413,541,260**		
14_109XXXX	CNY	500,000,000	80,334,190	2.00	26-Jun-14
	Sum Of Notional	**500,000,000**	**80,334,190**		
14_79XXXXX	EUR	400,000,000	554,100,000	0.18	17-Apr-14
	Sum Of Notional	**400,000,000**	**554,100,000**		
14_510XXXX	INR	12,000,000,000	198,429,103	8.25	21-Apr-14
	Sum Of Notional	**12,000,000,000**	**198,429,103**		
14_100XXXX	JPY	2,975,000,000	29,245,515	5.80	26-Jun-14
14_76XXXXX	JPY	900,000,000	8,786,059	2.00	24-Apr-14
14_80XXXXX	JPY	497,000,000	4,893,418	2.00	22-May-14
14_81XXXXX	JPY	492,000,000	4,844,188	4.00	22-May-14
14_90XXXXX	JPY	1,800,000,000	17,656,580	2.00	27-May-14
14_96XXXXX	JPY	1,057,000,000	10,423,549	2.20	27-Jun-14
	Sum Of Notional	**7,721,000,000**	**75,849,309**		
14_69XXXXX	NOK	820,985,702	136,682,877	4.75	7-Apr-14
	Sum Of Notional	**820,985,702**	**136,682,877**		
14_72XXXXX	NZD	17,200,000	14,689,660	4.41	28-Apr-14
	Sum Of Notional	**17,200,000**	**14,689,660**		
14_590XXXX	RWF	15,000,000,000	22,042,616	12.25	22-May-14
	Sum Of Notional	**15,000,000,000**	**22,042,616**		
14_84XXXXX	TRY	230,000,000	110,683,349	0.50	15-May-14
14_93XXXXX	TRY	50,000,000	23,716,915	9.00	20-May-14
	Sum Of Notional	**280,000,000**	**134,400,264**		
14_101XXXX	USD	1,000,000,000	1,000,000,000	1.25	10-Jun-14
14_104XXXX	USD	2,070,000	2,070,000	1.00	13-Jun-14
14_105XXXX	USD	1,646,000	1,646,000	2.00	13-Jun-14
14_106XXXX	USD	7,580,000	7,580,000	2.16	26-Jun-14
14_113XXXX	USD	615,000	615,000	1.13	27-Jun-14
14_114XXXX	USD	867,000	867,000	2.00	27-Jun-14
14_74XXXXX	USD	9,976,000	9,976,000	1.25	4-Apr-14
14_82XXXXX	USD	3,647,000	3,647,000	1.50	21-Apr-14
14_83XXXXX	USD	2,850,000	2,850,000	1.13	21-Apr-14
14_86XXXXX	USD	50,000,000	50,000,000	1.25	2-May-14
14_87XXXXX	USD	3,163,000	3,163,000	2.00	2-May-14
14_88XXXXX	USD	4,753,000	4,753,000	1.25	2-May-14
14_91XXXXX	USD	535,000	535,000	0.50	16-May-14
14_92XXXXX	USD	5,964,000	5,964,000	1.13	16-May-14
14_97XXXXX	USD	2,019,000	2,019,000	1.00	30-May-14
14_98XXXXX	USD	1,003,000	1,003,000	2.00	30-May-14
	Sum Of Notional	**1,096,688,000**	**1,096,688,000**		
TOTAL NEW MARKET BORROWINGS			**2,874,535,779**		

Medium and Long-Term Matured Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
09_153XXXX	AUD	750,000,000	704,812,500	5.75	24-Jun-14
10_08XXXXX	AUD	500,000,000	469,875,000	5.75	24-Jun-14
10_46XXXXX	AUD	550,000,000	516,862,500	5.75	24-Jun-14
11_76XXXXX	AUD	41,320,000	38,665,190	4.75	19-May-14
11_84XXXXX	AUD	35,000,000	32,959,500	4.40	27-Jun-14
	Sum Of Notional	**1,876,320,000**	**1,763,174,690**		
10_39XXXXX	BRL	12,770,000	5,741,906	8.65	27-May-14
10_55XXXXX	BRL	14,560,000	6,529,734	8.30	23-Jun-14
10_91XXXXX	BRL	42,700,000	19,199,640	9.00	27-May-14
	Sum Of Notional	**70,030,000**	**31,471,280**		
11_77XXXXX	EUR	15,840,000	21,724,560	1.43	19-May-14
	Sum Of Notional	**15,840,000**	**21,724,560**		
06_27_B1XX	JPY	500,000,000	4,888,063	4.66	28-Apr-14
13_39_B1XX	JPY	7,840,000,000	76,671,067	2.00	23-Apr-14
13_62_B1XX	JPY	5,900,000,000	57,744,067	2.00	18-Jun-14
13_97_B1XX	JPY	3,000,000,000	29,455,081	3.84	23-Jun-14
14_80_B1XX	JPY	2,000,000	19,574	2.00	18-Jun-14
14_81_B1XX	JPY	1,000,000	9,759	4.00	9-Jun-14
	Sum Of Notional	**17,243,000,000**	**168,787,611**		
14_06_B1XX	MXN	26,000,000	2,013,896	3.78	15-May-14
14_15_B1XX	MXN	31,000,000	2,401,184	4.22	15-May-14
	Sum Of Notional	**57,000,000**	**4,415,080**		
11_80XXXXX	NZD	23,600,000	20,150,860	2.82	23-May-14
	Sum Of Notional	**23,600,000**	**20,150,860**		
11_74XXXXX	TRY	6,000,000	2,887,392	7.08	15-May-14
	Sum Of Notional	**6,000,000**	**2,887,392**		
09_133XXXX	USD	3,000,000,000	3,000,000,000	3.00	22-Apr-14
10_89XXXXX	USD	200,000,000	200,000,000	2.25	41757
	Sum Of Notional	**3,200,000,000**	**3,200,000,000**		
10_90XXXXX	ZAR	103,230,000	9,888,405	6.82	27-May-14
11_78XXXXX	ZAR	175,730,000	16,866,302	6.10	19-May-14
11_86XXXXX	ZAR	425,000,000	39,564,327	6.30	3-Jun-14
	Sum Of Notional	**703,960,000**	**66,319,034**		

TOTAL MATURED MARKET BORROWINGS **5,278,930,507**

Medium and Long-Term Matured IBRD Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
047970_01X	SAR	15,625,000	4,166,056	4.46	16-Jun-14
	Sum Of Notional	**15,625,000**	**4,166,056**		

TOTAL MATURED IBRD BORROWINGS **4,166,056**

Net Increase in Short-term Discount Notes for the quarter ended June 30, 2014 **44,807,286**

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2014
New Medium and Long-Term Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
14_60LXXXX	AUD	200,000,000	178,470,000	3.50	10-Feb-14
14_65XXXXX	AUD	69,498,526	62,468,750	2.00	24-Feb-14
	Sum Of Notional	**269,498,526**	**240,938,750**		
14_47XXXXX	BRL	15,200,000	6,500,310	8.65	3-Mar-14
14_50XXXXX	BRL	22,000,000	9,150,463	8.00	5-Feb-14
14_53XXXXX	BRL	150,000,000	63,679,395	10.00	22-Jan-14
14_58XXXXX	BRL	50,000,000	20,578,249	10.00	31-Jan-14
14_63XXXXX	BRL	25,000,000	10,292,513	10.00	13-Feb-14
14_67XXXXX	BRL	50,000,000	21,149,250	10.00	14-Mar-14
	Sum Of Notional	**312,200,000**	**131,350,181**		
14_55YXXXX	CHF	68,926,517	76,233,498	2.10	3-Feb-14
	Sum Of Notional	**68,926,517**	**76,233,498**		
14_507XXXX	CNY	1,000,000,000	162,861,145	2.00	11-Mar-14
14_509XXXX	CNY	1,000,000,000	161,046,156	2.00	26-Mar-14
	Sum Of Notional	**2,000,000,000**	**323,907,300**		
14_503XXXX	INR	10,000,000,000	161,590,046	7.75	21-Jan-14
14_504XXXX	INR	3,000,000,000	47,858,339	7.75	31-Jan-14
14_505XXXX	INR	7,000,000,000	113,030,841	7.75	14-Feb-14
14_508XXXX	INR	20,000,000,000	327,653,997	7.80	21-Mar-14
	Sum Of Notional	**40,000,000,000**	**650,133,224**		
14_45XXXXX	JPY	2,180,000,000	21,269,330	2.00	30-Jan-14
14_46XXXXX	JPY	1,279,000,000	12,478,657	2.50	30-Jan-14
14_56XXXXX	JPY	1,695,000,000	16,633,139	1.45	27-Feb-14
14_62XXXXX	JPY	3,510,000,000	34,443,845	5.00	27-Feb-14
	Sum Of Notional	**8,664,000,000**	**84,824,971**		
14_52XXXXX	MXN	300,000,000	22,446,269	3.25	23-Jan-14
	Sum Of Notional	**300,000,000**	**22,446,269**		
14_54YXXXX	NOK	554,906,542	88,653,131	3.80	3-Feb-14
14_64XXXXX	NOK	583,233,530	96,076,687	3.07	18-Feb-14
	Sum Of Notional	**1,138,140,072**	**184,729,818**		
14_59XXXXX	NZD	17,590,000	14,706,120	4.24	27-Feb-14
	Sum Of Notional	**17,590,000**	**14,706,120**		
14_57XXXXX	TRY	50,000,000	22,028,373	9.00	30-Jan-14
14_66XXXXX	TRY	100,000,000	44,812,906	10.50	27-Feb-14
	Sum Of Notional	**150,000,000**	**66,841,279**		
14_49XXXXX	USD	235,000,000	235,000,000	4.66	23-Jan-14
14_51XXXXX	USD	100,000,000	100,000,000	0.72	27-Jan-14
14_61XXXXX	USD	100,000,000	100,000,000	0.74	24-Feb-14
14_70XXXXX	USD	100,000,000	100,000,000	0.80	27-Mar-14
14_71XXXXX	USD	12,320,000	12,320,000	1.13	21-Mar-14
	Sum Of Notional	**547,320,000**	**547,320,000**		
14_68XXXXX	UYU	223,500,000	9,759,825	11.10	25-Mar-14
	Sum Of Notional	**223,500,000**	**9,759,825**		
14_48XXXXX	ZAR	1,000,000,000	91,930,776	5.75	15-Jan-14
	Sum Of Notional	**1,000,000,000**	**91,930,776**		
TOTAL NEW MARKET BORROWINGS			**2,445,122,011**		

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2014
Medium and Long-Term Matured Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
08_40_B1XX	AUD	8,750,000	7,806,313	7.27	15-Jan-14
11_67XXXXX	AUD	42,300,000	38,021,355	4.86	24-Feb-14
	Sum Of Notional	**51,050,000**	**45,827,668**		
11_48XXXXX	BRL	125,000,000	53,373,185	8.25	15-Jan-14
	Sum Of Notional	**125,000,000**	**53,373,185**		
13_59XXXXX	CAD	87,620,000	80,662,831	2.75	10-Jan-14
	Sum Of Notional	**87,620,000**	**80,662,831**		
02_106_B1X	JPY	1,000,000,000	9,768,964	2.83	26-Mar-14
02_60_B1XX	JPY	2,000,000,000	19,694,732	5.18	19-Mar-14
02_83_B1XX	JPY	2,300,000,000	22,440,119	4.83	20-Mar-14
02_90_B1XX	JPY	2,000,000,000	19,645,401	4.48	17-Mar-14
02_96_B1XX	JPY	1,600,000,000	15,792,331	2.74	4-Feb-14
03_125_B1X	JPY	1,600,000,000	15,687,043	1.98	20-Feb-14
03_40_B1XX	JPY	1,000,000,000	9,592,786	1.73	15-Jan-14
03_70_B1XX	JPY	1,000,000,000	9,780,429	2.41	25-Mar-14
04_47_B1XX	JPY	1,000,000,000	9,767,056	2.65	5-Mar-14
04_87_B1XX	JPY	5,100,000,000	49,804,688	4.13	24-Feb-14
09_60_B1XX	JPY	500,000,000	4,881,621	4.50	24-Mar-14
13_60XXXXX	JPY	8,733,000,000	83,151,631	3.50	10-Jan-14
13_98_B1XX	JPY	3,485,000,000	33,371,637	0.50	7-Jan-14
14_01_B1XX	JPY	1,000,000,000	9,693,210	4.40	28-Jan-14
14_09_B1XX	JPY	1,000,000,000	9,681,011	3.60	8-Mar-14
14_13_B1XX	JPY	2,000,000,000	19,569,472	3.40	27-Mar-14
	Sum Of Notional	**35,318,000,000**	**342,322,128**		
09_124XXXX	TRY	454,000,000	202,741,928	0.50	24-Mar-14
13_40_B3XX	TRY	31,000,000	13,653,380	5.25	28-Jan-14
	Sum Of Notional	**485,000,000**	**216,395,309**		
External Id	**Currency Code**	**Currency Amount**	**USD Amount**	**Interest Rate**	**Maturity Date**
06_20_B1XX	USD	21,250,000	21,250,000	10.00	22-Mar-14
09_131XXXX	USD	1,000,000,000	1,000,000,000	2.74	31-Mar-14
11_60XXXXX	USD	3,000,000	3,000,000	4.36	6-Jan-14
13_58_B1XX	USD	40,000,000	40,000,000	0.76	27-Mar-14
13_75_B1XX	USD	250,000,000	250,000,000	0.38	26-Feb-14
	Sum Of Notional	**1,314,250,000**	**1,314,250,000**		
11_16XXXXX	ZAR	100,000,000	9,285,655	6.20	13-Mar-14
11_31XXXXX	ZAR	60,000,000	5,479,953	5.70	20-Mar-14
	Sum Of Notional	**160,000,000**	**14,765,607**		
TOTAL MATURED MARKET BORROWINGS			**2,067,596,728**		

Net Increase in Short-term Discount Notes for the quarter ended March 31, 2014 **2,013,985**

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2013
New Medium and Long-Term Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
14_589XXXX	AMD	2,000,000,000	4,933,703	9.70	23-Dec-13
	Sum Of Notional	**2,000,000,000**	**4,933,703**		
14_23XXXXX	AUD	21,900,000	20,882,745	3.51	16-Oct-13
14_28XXXXX	AUD	125,000,000	118,887,500	4.25	30-Oct-13
14_31XXXXX	AUD	86,100,000	79,810,395	3.41	21-Nov-13
14_34LXXXX	AUD	200,000,000	187,910,000	3.50	20-Nov-13
14_42XXXXX	AUD	150,000,000	133,057,500	4.25	19-Dec-13
	Sum Of Notional	**583,000,000**	**540,548,140**		
14_21XXXXX	BRL	25,000,000	11,261,261	6.00	1-Oct-13
14_24XXXXX	BRL	439,000,000	200,961,318	8.14	16-Oct-13
14_38XXXXX	BRL	99,360,000	42,321,372	8.84	19-Dec-13
14_41XXXXX	BRL	50,000,000	21,425,664	10.00	12-Dec-13
14_43XXXXX	BRL	50,000,000	21,083,702	10.00	23-Dec-13
	Sum Of Notional	**663,360,000**	**297,053,317**		
14_30LXXXX	GBP	100,000,000	160,880,000	0.63	6-Nov-13
	Sum Of Notional	**100,000,000**	**160,880,000**		
B14_501XXX	INR	10,000,000,000	160,012,801	7.75	26-Nov-13
	Sum Of Notional	**10,000,000,000**	**160,012,801**		
14_19XXXXX	JPY	2,000,000,000	20,565,553	3.30	25-Oct-13
14_25XXXXX	JPY	305,000,000	3,103,220	1.35	30-Oct-13
14_26XXXXX	JPY	21,182,000,000	215,516,101	2.80	30-Oct-13
14_27XXXXX	JPY	3,000,000,000	29,626,704	3.26	22-Nov-13
14_37XXXXX	JPY	2,000,000,000	19,218,758	4.24	19-Dec-13
	Sum Of Notional	**28,487,000,000**	**288,030,335**		
14_35XXXXX	MXN	40,000,000	3,089,161	3.76	17-Dec-13
	Sum Of Notional	**40,000,000**	**3,089,161**		
14_32XXXXX	TRY	163,700,000	81,039,604	6.74	21-Nov-13
	Sum Of Notional	**163,700,000**	**81,039,604**		
14_20XXXXX	USD	250,000,000	250,000,000	0.17	7-Oct-13
14_22YYYYX	USD	4,071,109	4,071,109	4.00	21-Oct-13
14_29XXXXX	USD	300,000,000	300,000,000	0.19	5-Nov-13
14_33XXXXX	USD	1,000,000,000	1,000,000,000	0.63	15-Nov-13
14_36XXXXX	USD	200,000,000	200,000,000	0.19	21-Nov-13
14_39XXXXX	USD	100,000,000	100,000,000	0.15	2-Dec-13
14_40XXXXX	USD	5,000,000	5,000,000	0.50	19-Dec-13
14_44XXXXX	USD	30,000,000	30,000,000	1.05	27-Dec-13
	Sum Of Notional	**1,889,071,109**	**1,889,071,109**		
TOTAL NEW MARKET BORROWINGS			**3,424,658,170**		

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2013
Medium and Long-Term Matured Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
08_34_B1XX	AUD	17,142,857	15,199,714	2.76	20-Dec-13
09_87XXXXX	AUD	10,000,000	9,113,500	4.35	26-Nov-13
11_54XXXXX	AUD	8,620,000	7,646,371	4.74	19-Dec-13
11_79XXXXX	AUD	51,600,000	47,025,660	4.08	26-Nov-13
	Sum Of Notional	**87,362,857**	**78,985,245**		
10_45XXXXX	BRL	36,950,000	15,658,770	9.00	3-Dec-13
	Sum Of Notional	**36,950,000**	**15,658,770**		
13_46XXXXX	CAD	47,580,000	45,123,050	2.85	27-Nov-13
13_56XXXXX	CAD	56,500,000	52,977,028	2.75	20-Dec-13
	Sum Of Notional	**104,080,000**	**98,100,078**		
07_25XXXXX	CNY	870,000,000	142,805,555	3.20	14-Nov-13
	Sum Of Notional	**870,000,000**	**142,805,555**		
99_12XXXXX	EUR	25,822,845	34,955,094	7.51	2-Dec-13
	Sum Of Notional	**25,822,845**	**34,955,094**		
11_61XXXXX	GBP	200,000,000	328,790,000	1.75	10-Dec-13
	Sum Of Notional	**200,000,000**	**328,790,000**		
02_54_B1XX	JPY	1,900,000,000	19,452,265	3.73	29-Oct-13
02_66_B1XX	JPY	1,500,000,000	14,549,687	3.36	10-Dec-13
02_73_B2XX	JPY	1,000,000,000	9,775,649	2.86	29-Nov-13
02_75_B1XX	JPY	1,000,000,000	9,699,791	3.01	10-Dec-13
02_81_B1XX	JPY	1,000,000,000	9,609,379	5.64	19-Dec-13
03_118B1XX	JPY	1,000,000,000	9,707,324	2.14	16-Dec-13
03_22_B2XX	JPY	200,000,000	1,942,313	3.08	17-Dec-13
03_81_B1XX	JPY	1,500,000,000	15,300,658	2.90	17-Oct-13
03_98_B2XX	JPY	1,500,000,000	15,291,299	2.65	21-Oct-13
04_65_B2XX	JPY	600,000,000	6,120,263	3.38	17-Oct-13
04_67_B2XX	JPY	1,000,000,000	10,140,445	2.96	15-Oct-13
04_68_B1XX	JPY	1,000,000,000	10,140,445	3.88	15-Oct-13
04_70_B2XX	JPY	1,200,000,000	12,326,023	3.74	24-Oct-13
04_71_B2XX	JPY	200,000,000	2,000,800	4.00	14-Nov-13
04_74_B1XX	JPY	1,200,000,000	11,953,977	2.69	17-Nov-13
04_77_B1XX	JPY	1,400,000,000	13,715,405	4.00	5-Dec-13
04_82_B1XX	JPY	1,100,000,000	10,678,057	3.84	16-Dec-13
05_14_B1XX	JPY	5,000,000,000	50,147,936	2.40	12-Nov-13
05_17_B1XX	JPY	1,300,000,000	12,708,344	5.06	29-Nov-13
05_19_B1XX	JPY	1,100,000,000	10,753,214	4.93	29-Nov-13
06_08_B1XX	JPY	500,000,000	5,135,843	5.66	24-Oct-13
08_25_B1XX	JPY	300,000,000	2,976,338	4.35	21-Nov-13
09_62_B1XX	JPY	300,000,000	3,068,583	5.36	1-Oct-13
09_71XXXXX	JPY	475,000,000	4,862,071	7.91	3-Oct-13
09_85XXXXX	JPY	300,000,000	3,014,924	9.93	13-Nov-13
11_47XXXXX	JPY	400,000,000	3,829,400	6.62	20-Dec-13
13_38XXXXX	JPY	10,720,000,000	110,112,475	2.50	24-Oct-13
13_61_B1XX	JPY	8,950,000,000	86,003,940	2.50	19-Dec-13
	Sum Of Notional	**47,645,000,000**	**475,016,850**		
10_43XXXXX	MXN	50,000,000	3,856,254	6.15	20-Nov-13
	Sum Of Notional	**50,000,000**	**3,856,254**		
09_86XXXXX	TRY	15,000,000	7,463,615	15.13	26-Nov-13
	Sum Of Notional	**15,000,000**	**7,463,615**		

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2013

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
02_82_B2XX	USD	1,447,178	1,447,178	5.95	19-Dec-13
10_25XXXXX	USD	500,000,000	500,000,000	2.25	15-Oct-13
12_26XXXXX	USD	100,000,000	100,000,000	0.53	28-Oct-13
12_29XXXXX	USD	100,000,000	100,000,000	0.17	15-Nov-13
13_34XXXXX	USD	50,000,000	50,000,000	0.12	11-Oct-13
13_63XXXXX	USD	12,560,000	12,560,000	2.25	19-Dec-13
	Sum Of Notional	**764,007,178**	**764,007,178**		
10_57XXXXX	ZAR	30,000,000	2,870,264	7.20	20-Dec-13
	Sum Of Notional	**30,000,000**	**2,870,264**		
TOTAL MATURED MARKET BORROWINGS			**1,952,508,903**		

Medium and Long-Term Matured IBRD Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
047970_01X	SAR	15,625,000	4,166,000	4.46	16-Dec-13
	Sum Of Notional	**15,625,000**	**4,166,000**		
TOTAL MATURED IBRD BORROWINGS			**4,166,000**		

Net Decrease in Short-term Discount Notes for the quarter ended December 31, 2013 **7,937,367**

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2013
New Medium and Long-Term Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
14_08XXXXX	AUD	200,000,000	180,570,000	4.25	21-Aug-13
	Sum Of Notional	**200,000,000**	**180,570,000**		
14_03XXXXX	BRL	4,500,000	1,836,248	8.00	22-Aug-13
	Sum Of Notional	**4,500,000**	**1,836,248**		
14_12XXXXX	GBP	250,000,000	386,575,000	0.63	28-Aug-13
14_18XXXXX	GBP	150,000,000	241,230,000	0.63	19-Sep-13
	Sum Of Notional	**400,000,000**	**627,805,000**		
14_01XXXXX	JPY	1,000,000,000	10,148,678	4.40	26-Jul-13
14_09XXXXX	JPY	1,000,000,000	10,027,073	3.60	6-Sep-13
14_13XXXXX	JPY	2,000,000,000	20,274,722	3.40	26-Sep-13
	Sum Of Notional	**4,000,000,000**	**40,450,474**		
14_02XXXXX	MXN	129,600,000	10,125,198	3.88	31-Jul-13
14_04XXXXX	MXN	1,300,000,000	101,971,181	0.50	15-Aug-13
14_05XXXXX	MXN	38,000,000	2,856,337	3.62	29-Aug-13
14_06XXXXX	MXN	462,800,000	34,787,184	3.78	29-Aug-13
14_11XXXXX	MXN	40,000,000	3,072,574	4.15	26-Sep-13
14_15XXXXX	MXN	211,550,000	16,090,817	4.22	27-Sep-13
	Sum Of Notional	**2,181,950,000**	**168,903,292**		
14_14XXXXX	NZD	225,000,000	177,513,750	3.88	4-Sep-13
	Sum Of Notional	**225,000,000**	**177,513,750**		
14_07XXXXX	USD	500,000,000	500,000,000	0.21	1-Aug-13
14_10XXXXX	USD	500,000,000	500,000,000	0.18	27-Aug-13
14_16XXXXX	USD	3,500,000,000	3,500,000,000	1.75	4-Sep-13
14_17XXXXX	USD	250,000,000	250,000,000	0.18	6-Sep-13
	Sum Of Notional	**4,750,000,000**	**4,750,000,000**		
B14_500XXX	ZMW	150,000,000	28,275,212	15.00	26-Sep-13
	Sum Of Notional	**150,000,000**	**28,275,212**		
TOTAL NEW MARKET BORROWINGS			**5,975,353,975**		

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2013
Medium and Long-Term Matured Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
11_29XXXXX	AUD	142,000,000	133,231,500	4.00	24-Sep-13
13_11XXXXX	AUD	87,260,000	79,620,387	3.36	14-Aug-13
	Sum Of Notional	**229,260,000**	**212,851,887**		
09_50XXXXX	BRL	15,000,000	6,651,147	9.55	18-Sep-13
10_19XXXXX	BRL	100,000,000	43,849,071	9.25	16-Sep-13
10_27XXXXX	BRL	50,000,000	21,924,536	9.25	16-Sep-13
10_30XXXXX	BRL	50,000,000	21,924,536	9.25	16-Sep-13
10_33XXXXX	BRL	75,000,000	32,886,804	9.25	16-Sep-13
10_45_B4XX	BRL	7,000,000	3,104,144	9.00	12-Jul-13
10_53_B4XX	BRL	9,000,000	3,991,042	9.00	12-Jul-13
10_58XXXXX	BRL	30,000,000	13,154,721	9.25	16-Sep-13
10_66XXXXX	BRL	28,500,000	12,496,985	9.25	16-Sep-13
10_71_B4XX	BRL	7,500,000	3,325,869	8.85	12-Jul-13
10_73_B4XX	BRL	9,600,000	4,257,112	8.55	12-Jul-13
	Sum Of Notional	**381,600,000**	**6,651,147**		
04_23XXXXX	EUR	25,000,000	33,218,750	0.50	29-Jul-13
	Sum Of Notional	**25,000,000**	**33,218,750**		
02_86_B2XX	JPY	1,500,000,000	14,987,261	0.59	10-Jul-13
03_37_B1XX	JPY	1,500,000,000	14,830,194	2.37	8-Jul-13
03_43_B2XX	JPY	300,000,000	3,044,603	2.36	26-Jul-13
03_44_B2XX	JPY	900,000,000	9,201,043	2.94	29-Jul-13
03_52_B1XX	JPY	1,500,000,000	15,225,335	4.15	5-Aug-13
03_72_B2XX	JPY	100,000,000	1,014,971	2.45	27-Sep-13
03_75_B1XX	JPY	1,000,000,000	10,115,826	2.83	24-Sep-13
04_17_B2XX	JPY	800,000,000	8,053,962	1.13	16-Jul-13
04_38_S2XX	JPY	200,000,000	2,002,202	2.11	5-Sep-13
04_45_B2XX	JPY	200,000,000	2,022,551	2.94	16-Sep-13
04_46_B1XX	JPY	2,000,000,000	20,212,228	1.47	18-Sep-13
04_51_B1XX	JPY	1,000,000,000	10,115,826	2.56	24-Sep-13
04_53_B1XX	JPY	2,600,000,000	26,357,139	3.16	26-Sep-13
04_61_B2XX	JPY	1,100,000,000	11,164,679	2.69	29-Sep-13
06_26_B1XX	JPY	1,100,000,000	11,164,679	4.00	28-Sep-13
07_18_B1XX	JPY	500,000,000	5,068,681	6.94	26-Sep-13
09_20XXXXX	JPY	985,000,000	9,851,478	6.78	5-Jul-13
09_30XXXXX	JPY	500,000,000	5,093,465	7.35	6-Aug-13
09_31XXXXX	JPY	2,000,000,000	20,446,762	7.39	29-Jul-13
09_41XXXXX	JPY	1,484,000,000	15,403,778	6.46	8-Aug-13
09_53_B1XX	JPY	1,000,000,000	10,049,241	2.37	9-Sep-13
09_55XXXXX	JPY	546,000,000	5,466,013	5.75	5-Sep-13
11_08XXXXX	JPY	300,000,000	3,031,681	6.25	23-Aug-13
	Sum Of Notional	**23,115,000,000**	**233,923,599**		
11_27XXXXX	KRW	35,000,000,000	31,356,950	1.75	23-Aug-13
12_28XXXXX	KRW	10,000,000,000	8,959,128	1.75	23-Aug-13
	Sum Of Notional	**45,000,000,000**	**40,316,078**		
10_31XXXXX	MXN	60,000,000	4,708,393	6.00	20-Sep-13
	Sum Of Notional	**60,000,000**	**4,708,393**		
09_35XXXXX	TRY	12,430,000	6,438,746	14.40	15-Aug-13
12_15_B1XX	TRY	42,000,000	20,618,557	4.92	10-Sep-13
12_23_B1XX	TRY	27,000,000	13,986,738	0.50	6-Aug-13
12_34_B4XX	TRY	47,000,000	24,421,928	0.50	30-Jul-13
13_16_B1XX	TRY	56,000,000	29,008,029	5.12	15-Aug-13
	Sum Of Notional	**184,430,000**	**94,473,998**		

INTERNATIONAL FINANCE CORPORATION

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2013

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
06_45_B1XX	USD	11,875,000	11,875,000	10.00	6-Jul-13
07_02_B1XX	USD	14,705,882	14,705,882	4.24	1-Aug-13
07_03_B1XX	USD	6,250,000	6,250,000	0.76	8-Aug-13
09_21XXXXX	USD	2,850,000	2,850,000	7.49	5-Jul-13
09_42XXXXX	USD	5,610,000	5,610,000	7.02	8-Aug-13
13_01XXXXX	USD	250,000,000	250,000,000	0.33	1-Aug-13
13_05XXXXX	USD	50,000,000	50,000,000	0.22	29-Jul-13
13_06XXXXX	USD	25,000,000	25,000,000	0.20	26-Jul-13
13_23XXXXX	USD	50,000,000	50,000,000	0.20	16-Sep-13
	Sum Of Notional	**416,290,882**	**416,290,882**		
07_01_B2XX	ZAR	95,000,000	9,354,998	7.25	19-Aug-13
10_18XXXXX	ZAR	45,000,000	4,610,939	7.02	20-Sep-13
10_77XXXXX	ZAR	50,000,000	4,915,503	7.32	20-Aug-13
10_81XXXXX	ZAR	30,000,000	3,073,959	7.02	20-Sep-13
11_02XXXXX	ZAR	60,000,000	6,096,322	6.00	5-Aug-13
11_20XXXXX	ZAR	52,000,000	5,050,015	6.00	3-Sep-13
11_30XXXXX	ZAR	994,000,000	99,270,948	5.70	26-Sep-13
	Sum Of Notional	**1,326,000,000**	**132,372,683**		
TOTAL MATURED MARKET BORROWINGS			**1,335,722,239**		

Net Decrease in Short-term Discount Notes for the quarter ended September 30, 2013 **27,395,725**